    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1997

                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                        AMERICAN RETIREMENT CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

            TENNESSEE                             8059                            62-1674303
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)           Identification Number)

                         111 WESTWOOD PLACE, SUITE 402
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 221-2250
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                                  W.E. SHERIFF
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         111 WESTWOOD PLACE, SUITE 402
                           BRENTWOOD, TENNESSEE 37027
                                 (615) 221-2250
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                             ---------------------
                          COPIES OF COMMUNICATIONS TO:

                  T. ANDREW SMITH                                  JEFFREY S. LOWENTHAL
              BASS, BERRY & SIMS PLC                           STROOCK & STROOCK & LAVAN LLP
               FIRST AMERICAN CENTER                                  180 MAIDEN LANE
            NASHVILLE, TENNESSEE 37238                           NEW YORK, NEW YORK 10038
                  (615) 742-6200                                      (212) 806-5400

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________ .

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________ .

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                               PROPOSED             PROPOSED
                                            AMOUNT              MAXIMUM              MAXIMUM             AMOUNT OF
       TITLE OF EACH CLASS OF                TO BE          OFFERING PRICE          AGGREGATE          REGISTRATION
     SECURITIES TO BE REGISTERED         REGISTERED(1)        PER UNIT(2)       OFFERING PRICE(2)           FEE
-----------------------------------------------------------------------------------------------------------------------
     % Convertible Subordinated
  Debentures due 200  ...............    $115,000,000            100%             $115,000,000            $34,849
=======================================================================================================================

(1) Includes $15,000,000 principal amount of Debentures that the Underwriter has the option to purchase from the Registrant to cover over-allotments, if any.
(2) Estimated in accordance with Rule 457(i) solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 26, 1997
PROSPECTUS
                                  $100,000,000

                     AMERICAN RETIREMENT CORPORATION (LOGO)

                 % CONVERTIBLE SUBORDINATED DEBENTURES DUE 200
                               ------------------
     The Debentures will be convertible into shares of common stock of the Company, par value $0.01 per share (the "Common Stock"), at any time on or after December 31, 1997 and prior to maturity, unless previously redeemed, at a
conversion price of $          per share (the "Conversion Price"), subject to
adjustment in certain events. The Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "ACR." On August 22, 1997, the last reported sale price of the Common Stock on the NYSE was $18.88 per share. See "Price Range of Common Stock." The Company will apply to list the Debentures on the NYSE. At the request of the Company, up to $10,000,000 principal amount of the Debentures have been reserved for sale in the offering to certain individuals, including directors and employees of the Company, members of their families, and other persons having business relationships with the Company. See "Underwriting."
     Interest on the Debentures will be payable semi-annually on
and                of each year, commencing                . The Debentures will
be redeemable at any time on or after        , 2000 at the option of the
Company, from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon to the redemption date. Upon a Change in Control (as defined), each holder of the Debentures will have the right, subject to certain conditions and restrictions, to require the Company to repurchase any or all outstanding Debentures owned by such holder at 101% of the principal amount thereof, plus accrued and unpaid interest.
     The Debentures will be unsecured and subordinated in right of payment to all present and future Senior Indebtedness (as defined) of the Company. In addition, the Debentures will be effectively subordinated to liabilities (including trade payables but excluding intercompany liabilities) of the Company's subsidiaries. As of June 30, 1997, Senior Indebtedness of the Company and other liabilities to which the Debentures are effectively subordinated totaled $176.8 million. See "Description of Debentures."
     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                                                  UNDERWRITING
                                           PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                          PUBLIC(1)              COMMISSIONS(2)           COMPANY(1)(3)
-------------------------------------------------------------------------------------------------------------
Per Debenture.....................            %                        %                        %
-------------------------------------------------------------------------------------------------------------
Total(4)..........................            $                        $                        $
=============================================================================================================

(1) Plus accrued interest, if any, from             , 1997.
(2) See "Underwriting" for indemnification arrangements.
(3) Before deducting expenses payable by the Company estimated to be $400,000.
(4) The Company has granted the Underwriter a 30-day option to purchase up to an additional $15,000,000 principal amount of Debentures solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to
     Company will be $               , $               , and $               ,
     respectively. See "Underwriting."

     The Debentures are offered by the Underwriter when, as, and if delivered to and accepted by the Underwriter, and subject to various prior conditions, including the right to withdraw, cancel, or modify the Offering and to reject orders in whole or in part. It is expected that delivery of Debentures will be
made in New York, New York on or about             , 1997.
                              SCHRODER & CO. INC.
                               September   , 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE
DEBENTURES OFFERED HEREBY OR THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS, AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information set forth under "Risk Factors." Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option. Unless the context otherwise requires, references to the Company include the Company, its subsidiary partnerships and corporations, and the Company's predecessor, American Retirement Communities, L.P. ("ARCLP" or the "Predecessor"). Immediately prior to the Company's initial public offering in May 1997 (the "IPO"), the Predecessor was reorganized (the "Reorganization") such that all of its assets and liabilities were contributed to the Company. See "The Company -- Reorganization."

                                  THE COMPANY

     The Company is a national senior living and health care services company providing a broad range of care and services to the elderly, including independent living, assisted living, skilled nursing, and home health care services. Established in 1978, the Company believes it ranks among the leading operators in the senior living and health care services industry. Currently, the Company operates 22 senior living communities in 12 states, consisting of 12 owned communities, three leased communities, and seven managed communities, with an aggregate capacity for approximately 5,800 residents. The Company operates 15 home health care agencies, ten of which are owned and five of which are managed. At June 30, 1997, the Company's owned communities had a stabilized occupancy rate of 95%, its leased communities had a stabilized occupancy rate of 94%, and its managed communities had a stabilized occupancy rate of 94% (stabilized communities are generally defined as communities or expansions thereof that have
(i) achieved 95% occupancy; or (ii) been open at least 12 months). For the year ended December 31, 1996, and the six months ended June 30, 1997, revenues attributable to the Company's senior living communities accounted for 91.5% and 89.8%, respectively, of the Company's total revenues, and revenues attributable to the Company's home health care agencies accounted for 6.2% and 8.0%, respectively, of the Company's total revenues. Approximately 92.4% of the Company's total revenues for the year ended December 31, 1996 and approximately 89.2% of the Company's total revenues for the six months ended June 30, 1997 were derived from private pay sources.

     Since 1992, the Company has experienced significant growth, primarily through the acquisition of 14 senior living communities. The Company's revenues have grown from $17.8 million in 1992 to $75.6 million in 1996, an average annual growth rate of 43.5%. During the same period, the Company's income from operations has grown from $2.3 million to $15.6 million, an average annual growth rate of 61.7%. The Company intends to continue its growth through a combination of (i) development of free-standing assisted living residences, including special living units and programs for residents with Alzheimer's and other forms of dementia; (ii) selective acquisitions of senior living communities, including assisted living residences; (iii) expansion of existing communities; and (iv) development and acquisition of home health care agencies. As part of its growth strategy, the Company is currently developing 27 free-standing assisted living residences, with an estimated aggregate capacity for approximately 2,400 residents, and is expanding nine of its existing communities to add capacity to accommodate approximately 800 additional residents. The Company has also entered into a letter of intent to acquire a senior living community located in Richmond, Virginia with an aggregate capacity for 917 residents.

     The Company was founded by Dr. Thomas F. Frist, Sr. and Jack C. Massey, the principal founders of Hospital Corporation of America. The Company's operating philosophy was inspired by Dr. Frist's and Mr. Massey's vision to enhance the lives of the elderly by providing the highest quality of care and services in well-operated communities designed to improve and protect the quality of life, independence, personal freedom, privacy, spirit, and dignity of its residents. The Company believes that its senior management, led by W.E. Sheriff, its Chairman and Chief Executive Officer, and Christopher J. Coates, its President and Chief Operating Officer, is one of the most experienced management teams in the senior living industry. The Company's 12 senior officers have been employed by the Company for an average of ten years and have an average of 14 years of industry experience. The executive directors of the Company's communities have been employed by the Company for an average of four years and have an average of 11 years of experience in the senior living industry.

     The Company's target market, which consists of seniors age 75 and older, is one of the fastest growing segments of the United States population. According to the United States Census Bureau, this age group is expected to grow from 13.2 million in 1990 to over 16.6 million by 2000, an increase of 26%. The Company believes that the market for senior living and health care services, including Alzheimer's and dementia care services, will continue to grow as a result of (i) the aging of the U.S. population; (ii) rising public and private cost-containment pressures; (iii) declining availability of traditional nursing home beds as a result of nursing home operators focusing on higher acuity patients; (iv) the quality of life advantages of assisted living residences over traditional skilled nursing facilities; and (v) the decreasing availability of family care as an option for elderly family members. The Company believes that its experience, reputation, and market presence favorably position it to take advantage of opportunities in the rapidly growing senior living and health care industry.

                                  THE OFFERING

Debentures Offered............   $100,000,000 aggregate principal amount of the
                                 Company's      % Convertible Subordinated
                                 Debentures Due 200  ($115,000,000 if the
                                 Underwriter's over-allotment option is
                                 exercised in full).

Interest Payment Dates........               and             , commencing
                                           , 1998.

Maturity......................   Due on           , 200  .

Conversion of Debentures......   The Debentures will be convertible at any time
                                 on or after December 31, 1997 and prior to
                                 maturity, unless previously redeemed, into
                                 shares of Common Stock at a price of
                                 $          per share, subject to adjustment in
                                 certain events.

Optional Redemption...........   The Debentures will be redeemable at any time
                                 and from time to time on or after
                                                     , 2000 at the option of the
                                 Company, in whole or in part, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest thereon to the redemption date.

Ranking.......................   The Debentures will be subordinated to all
                                 present and future Senior Indebtedness of the Company. In addition, the Debentures will be effectively subordinated to all liabilities of the Company's subsidiaries. The Indenture will not limit the amount of Senior Indebtedness or other liabilities the Company or its subsidiaries may incur from time to time. At
                                 June 30, 1997, the Company's outstanding Senior
                                 Indebtedness totaled approximately $90.9 million and liabilities of the Company's subsidiaries totaled approximately $85.9 million.

Change in Control.............   Upon a Change in Control, each holder of the
                                 Debentures will have the right, subject to certain conditions and restrictions, to require the Company to repurchase any or all outstanding Debentures owned by such holder at 101% of the principal amount thereof, plus accrued and unpaid interest.

Use of Proceeds...............   For general corporate purposes, including the
                                 development and construction of free-standing assisted living residences, possible acquisitions of businesses engaged in activities similar or complementary to the Company's business, and the possible prepayment of indebtedness.

Proposed NYSE symbol..........   "ALR0    "

           SUMMARY COMBINED AND CONSOLIDATED FINANCIAL AND OTHER DATA

     The following summary combined and consolidated financial and other data is qualified in its entirety by the more detailed information in the financial statements and pro forma financial information appearing elsewhere in this Prospectus. The summary financial data for the year ended December 31, 1994 and for the three months ended March 31, 1995 is derived from the combined financial statements of certain affiliated partnerships and corporations (collectively, the "Predecessor Entities"). The summary financial data for the nine months ended December 31, 1995, the six months ended June 30, 1996, and the year ended December 31, 1996 is derived from the consolidated financial statements of the Predecessor. The summary financial data for the six months ended June 30, 1997 is derived from the unaudited consolidated financial statements of the Company and includes the operations of the Predecessor for the period January 1, 1997 through May 28, 1997 and the Company for the period May 29, 1997 through June 30, 1997. See "The Company -- Reorganization" and Note 1 to the Combined and Consolidated Financial Statements.

                                   PREDECESSOR ENTITIES
                                        (COMBINED)                                      PREDECESSOR
                                ---------------------------   ---------------------------------------------------------------
                                               THREE MONTHS   NINE MONTHS          YEAR ENDED                SIX MONTHS
                                 YEAR ENDED       ENDED          ENDED          DECEMBER 31, 1996       ENDED JUNE 30, 1996
                                DECEMBER 31,    MARCH 31,     DECEMBER 31,   -----------------------   ----------------------
                                    1994           1995           1995        ACTUAL    PRO FORMA(1)   ACTUAL    PRO FORMA(1)
                                ------------   ------------   ------------   --------   ------------   -------   ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues................    $33,341        $12,356        $48,763      $ 75,617     $ 79,543     $34,806     $38,732
Operating expenses............     28,126         10,270         38,730        60,066       63,861      27,313      30,685
                                  -------        -------        -------      --------     --------     -------     -------
 Income from operations.......      5,215          2,086         10,033        15,551       15,682       7,493       8,047
Other income (expense), net...     (5,053)        (3,334)        (6,682)      (10,938)     (11,353)     (4,609)     (5,718)
                                  -------        -------        -------      --------     --------     -------     -------
Income (loss) before income
 taxes and extraordinary
 item.........................        162         (1,248)         3,351         4,613        4,329       2,884       2,329
Income tax expense
 (benefit) -- current(2)......         --             20             55          (920)        (920)         --          --
Income tax expense --
 deferred(3)..................         --             --             --            --           --          --          --
                                  -------        -------        -------      --------     --------     -------     -------
Income (loss) before
 extraordinary item...........        162         (1,268)         3,296         5,533        5,249       2,884       2,329
Extraordinary item(4).........         --             --             --        (2,335)      (2,335)     (2,335)     (2,335)
                                  -------        -------        -------      --------     --------     -------     -------
Net income (loss).............    $   162        $(1,268)       $ 3,296      $  3,198     $  2,914     $   549     $    (6)
                                  =======        =======        =======      ========     ========     =======     =======
Net income (loss) available
 for distribution to partners
 and shareholders.............    $   162        $(1,268)       $ 2,171      $  2,094     $  2,590     $  (165)    $  (330)
                                  =======        =======        =======      ========     ========     =======     =======

UNAUDITED PRO FORMA TAX
 DATA(5):
Income before income taxes and
 extraordinary item...........                                               $  4,613     $  4,329     $ 2,884     $ 2,329
Pro forma income tax expense..                                                    820          712       1,096         886
                                                                             --------     --------     -------     -------
Pro forma income before
 extraordinary item...........                                               $  3,793     $  3,617     $ 1,788     $ 1,443
                                                                             ========     ========     =======     =======
Pro forma income before
 extraordinary item available
 for distribution to partners
 and shareholders.............                                               $  2,689     $  3,293     $ 1,074     $ 1,119
                                                                             ========     ========     =======     =======
Pro forma per share data:
 Income before extraordinary
   item available for
   distribution to partners
   and shareholders...........                                               $   0.29     $   0.35     $  0.11     $  0.12
                                                                             ========     ========     =======     =======
 Shares used in computing pro
   forma per share data(7)....                                                  9,375        9,375       9,375       9,375
                                                                             ========     ========     =======     =======
Pro forma as adjusted per share data(8):
 Income before extraordinary
   item available for
   distribution to partners
   and shareholders...........                                                            $   0.29                 $  0.10
                                                                                          ========                 =======
 Shares used in computing pro
   forma as adjusted per share
   data(9)....................                                                              11,406                  11,406
                                                                                          ========                 =======


                                  SIX
                                 MONTHS
                                 ENDED
                                JUNE 30,
                                  1997
                                --------

STATEMENT OF OPERATIONS DATA:
Total revenues................  $44,389
Operating expenses............   35,867
                                -------
 Income from operations.......    8,522
Other income (expense), net...   (6,308)
                                -------
Income (loss) before income
 taxes and extraordinary
 item.........................    2,214
Income tax expense
 (benefit) -- current(2)......       92
Income tax expense --
 deferred(3)..................   10,728
                                -------
Income (loss) before
 extraordinary item...........   (8,606)
Extraordinary item(4).........       --
                                -------
Net income (loss).............  $(8,606)
                                =======
Net income (loss) available
 for distribution to partners
 and shareholders.............  $(8,606)
                                =======
UNAUDITED PRO FORMA TAX
 DATA(5):
Income before income taxes and
 extraordinary item...........  $ 2,214
Pro forma income tax expense..      841(6)
                                -------
Pro forma income before
 extraordinary item...........  $ 1,373
                                =======
Pro forma income before
 extraordinary item available
 for distribution to partners
 and shareholders.............  $ 1,373
                                =======
Pro forma per share data:
 Income before extraordinary
   item available for
   distribution to partners
   and shareholders...........  $  0.14
                                =======
 Shares used in computing pro
   forma per share data(7)....    9,752
                                =======
Pro forma as adjusted per shar
 Income before extraordinary
   item available for
   distribution to partners
   and shareholders...........  $  0.12
                                =======
 Shares used in computing pro
   forma as adjusted per share
   data(9)....................   11,406
                                =======

                                                                   AT JUNE 30, 1997
                                                              --------------------------
                                                                                AS
                                                               ACTUAL      ADJUSTED(10)
                                                              --------     -------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 21,863       $118,963
Working capital.............................................    15,472        112,572
Total assets................................................   246,072        346,072
Long-term debt, including current portion...................   167,259        267,259
Shareholders' equity........................................    50,122         50,122

                                     PREDECESSOR ENTITIES
                                          (COMBINED)                                PREDECESSOR
                                  ---------------------------   ----------------------------------------------------
                                                 THREE MONTHS   NINE MONTHS          YEAR ENDED           SIX MONTHS   SIX MONTHS
                                   YEAR ENDED       ENDED          ENDED         DECEMBER 31, 1996          ENDED        ENDED
                                  DECEMBER 31,    MARCH 31,     DECEMBER 31,   ----------------------      JUNE 30,     JUNE 30,
                                      1994           1995           1995       ACTUAL    PRO FORMA(1)        1996         1997
                                  ------------   ------------   ------------   -------   ------------     ----------   ----------
                                                                      (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
Adjusted EBITDA(11).............     $8,407         $3,262        $15,815      $23,679     $23,198         $10,782      $12,031
Ratio of Adjusted EBITDA to
 interest expense(12)...........        1.6x           1.4x           2.1x         2.0x        1.9x            2.3x         1.9x
Ratio of earnings to fixed
 charges(13)....................        1.0x           0.5x           1.4x         1.4x        1.3x            1.6x         1.3x
Distribution to partners,
 including preferred
 distributions..................     $2,580         $1,400        $ 5,189      $ 7,139     $ 6,359(14)     $ 2,131      $ 2,500(15)

OPERATING DATA:
Revenue mix:
 Private pay....................       93.0%          92.2%          91.2%        92.4%       92.5%           91.3%        89.2%
 Medicare and other(16).........        7.0            7.8            8.8          7.6         7.5             8.7         10.8
                                     ------         ------        -------      -------     -------         -------      -------
       Total....................      100.0%         100.0%         100.0%       100.0%      100.0%          100.0%       100.0%
Resident capacity (at period end):
 Owned..........................      2,141          2,386          2,594        3,369       2,886           3,369        3,002
 Leased.........................         --             --             --           --         483              --          573
 Managed........................      3,315          3,079          3,008        2,159       2,159           2,159        2,159
                                     ------         ------        -------      -------     -------         -------      -------
       Total....................      5,456          5,465          5,602        5,528       5,528           5,528        5,734
Average occupancy rate:
 Owned..........................         89%            91%            93%          94%         94%             93%          94%
 Leased.........................         --             --             --           --          89              --           93
 Managed........................         93             95             91           91          90              90           93
                                     ------         ------        -------      -------     -------         -------      -------
       Total....................         90%            93%            92%          92%         92%             92%          93%

---------------

 (1) Gives effect to the following transactions as if they had occurred on January 1, 1996: (a) the May 1996 acquisition (the "Carriage Club Acquisitions") of Carriage Club of Charlotte, L.P. and Carriage Club of Jacksonville, L.P. (collectively, "Carriage Club"), and (b) the January 1997 sale-leaseback by the Company of two communities (the "Sale-Leaseback Transactions") and the application of a portion of the net proceeds therefrom to retire debt. See "Unaudited Pro Forma Condensed Combined Financial Information."
 (2) Periods prior to 1997 reflect income tax expense of only one of the Predecessor Entities because the Predecessor and the other Predecessor Entities were partnerships. No income tax expense is reflected for periods prior to 1995 because of losses or the availability of net operating loss carryforwards ("NOLs"). Both periods in 1995 reflect a provision for alternative minimum taxes. In 1996, the Company recorded an income tax benefit and a deferred tax asset of $920,000 because of the anticipated utilization of NOLs that will offset taxable gains recognized from the Sale-Leaseback Transactions. Income tax expense for the six months ended June 30, 1997 reflects income taxes incurred by the Company during the period May 29, 1997 (the day following the Reorganization) through June 30, 1997. During the period January 1, 1997 through the date of the Reorganization (May 28, 1997), the Predecessor did not incur income tax expense because it was a partnership. See Note 12 to the Combined and Consolidated Financial Statements.
 (3) At the time of the Reorganization and as a result of the conversion from a non-taxable to a taxable entity, the Company recorded as a one-time charge to income a net deferred income tax expense of approximately $10.7 million resulting from the differences between the accounting and tax bases of the Company's assets and liabilities. See Note 16 to the Combined and Consolidated Financial Statements.

 (4) Amount represents loss on early extinguishment of debt. See Note 9 to the Combined and Consolidated Financial Statements.
 (5) Except for one of the Predecessor Entities, the Predecessor and the Predecessor Entities, as partnerships, were exempt from U.S. Federal and state income taxes. The unaudited pro forma tax data reflects the effect on certain income statement data of income tax expense that would have been recorded had the Predecessor and the other Predecessor Entities not been exempt from paying such income taxes. Pro forma income tax expense has been calculated using the statutory U.S. Federal and state tax rates and gives effect to the recognition in 1996 of the $920,000 deferred tax asset described in footnote (2) above.
 (6) The unaudited pro forma tax data for the six months ended June 30, 1997, does not give effect to a non-recurring $10.7 million ($1.10 per share) charge to income incurred at the time of the Reorganization in connection with the conversion from a non-taxable to a taxable entity and the resulting recognition of a deferred income tax liability for the differences between the accounting and tax bases of the Company's assets and liabilities. See footnote (3) above and Note 16 to the Combined and Consolidated Financial Statements.
 (7) Reflects 7,812,500 shares issued in the Reorganization, plus 1,562,500 shares, representing the value of the $21.9 million principal amount of a promissory note issued to the Predecessor in connection with the Reorganization ("the Reorganization Note") (based upon the IPO price of $14.00 per share). For the six months ended June 30, 1997, also includes the weighted average effect of (a) the 3,593,750 shares sold by the Company in the IPO; and (b) Common Stock equivalents.
 (8) Gives effect to the following transactions as if they had occurred on January 1, 1996: (a) the Reorganization; (b) the sale of the 3,593,750 shares sold by the Company in the IPO, and the application of a portion of the net proceeds to retire the Reorganization Note; and (c) for the year ended December 31, 1996 data, the transactions described in footnote (1) above.
 (9) Reflects 7,812,500 shares issued in the Reorganization, plus the 3,593,750 shares sold by the Company in the IPO.
(10) Adjusted to reflect the sale of the Debentures offered hereby.
(11) Adjusted EBITDA represents earnings before deductions for interest expense, income taxes, depreciation and amortization and excludes the non-recurring charge related to the 1995 Roll-Up and extraordinary loss from early extinguishment of debt. The Company believes that Adjusted EBITDA provides additional information for determining its ability to meet its future debt service, capital expenditure and working capital requirements. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income (loss) or income from operations as an indicator of the Company's operating performance, or to cash flows as a measure of the Company's liquidity.
(12) For purposes of this computation, interest expense includes interest capitalized and net interest expense.
(13) For purposes of this computation, earnings are defined as income (loss) before income taxes and extraordinary item and fixed charges (excluding capitalized interest). Fixed charges are defined as interest expensed and capitalized, amortization of capitalized financing costs, and the portion of operating lease rental expense that is representative of the interest factor. Earnings were inadequate to cover fixed charges for the three months ended March 31, 1995 by $1.2 million.
(14) Reflects the elimination, on a pro forma basis, of the preferred distributions paid with respect to $5.2 million of the Predecessor's special redeemable preferred limited partnership interests (the "Preferred Partnership Interests"), which interests were redeemed with a portion of the net proceeds from the Sale-Leaseback Transactions. The Company redeemed $4.8 million of the Preferred Partnership Interests in June 1996 and distributions of $324,000 paid from January 1996 through June 1996 with respect to such Preferred Partnership Interests were not eliminated.
(15) Reflects the payment by ARCLP of an aggregate of $2.5 million to its partners (the "Tax Distribution"), which amount represented the approximate amount of the income taxes associated with the Predecessor's earnings in 1997 through the date of the Reorganization.
(16) Includes Medicare (including Medicare-related private co-insurance) and Medicaid.

                                  RISK FACTORS

     Potential investors should consider carefully the following factors, as well as the more detailed information contained elsewhere in this Prospectus, before making a decision to invest in the Common Stock offered hereby.

SUBSTANTIAL DEBT AND OPERATING LEASE PAYMENTS

     At June 30, 1997, the Company had long-term debt (including current portion) of $167.3 million, of which $144.3 million was payable to one lender, and was obligated to pay annual rental obligations of approximately $3.0 million under long-term operating leases. The Company has entered into non-binding letters of intent to establish operating lease facilities with Nationwide Health Properties, Inc. ("NHP") and National Health Investors, Inc. ("NHI"), both health care real estate investment trusts, pursuant to which NHP and NHI, at the Company's request and upon satisfaction of certain conditions, would develop, construct, or acquire up to $110.0 million and $100.0 million, respectively, of senior living communities and lease the communities to the Company (collectively, the "REIT Facilities"). Currently, the Company has been allocated $41.6 million and $4.7 million, respectively, in commitments under the REIT Facilities. The Company currently intends to finance its growth through a combination of bank indebtedness, construction and mortgage financing, transactions with NHP and NHI or other real estate investment trusts, the remaining proceeds from the IPO, the proceeds from the sale of the Debentures offered hereby, and joint venture arrangements. As a result, a substantial portion of the Company's cash flow will be devoted to debt service and lease payments. As of June 30, 1997, the Company's existing debt and lease agreements required aggregate annual payments for the years ending December 31, 1997, 1998, 1999, 2000, and 2001, assuming no change in the Company's average interest cost (8.4% at June 30, 1997), ranging from approximately $20.7 million to $22.9 million. In addition, the Company intends to incur significant additional indebtedness and lease obligations and therefore expects its annual debt service and lease obligations over the next five fiscal years will be significantly greater than the amounts set forth in the preceding sentence. For the fiscal year ended December 31, 1996, the Company's net cash provided by operating activities, before giving effect to the payment of interest expense on the Company's outstanding indebtedness, was approximately $23.6 million. There can be no assurance that the Company will generate sufficient cash flows from operations to cover required interest, principal, and operating lease payments. Any payment or other default could cause the lender to foreclose upon the communities securing such indebtedness, or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to the Company. Furthermore, because most of the Company's mortgages and sale-leaseback agreements contain cross-default provisions, a default by the Company on one of its payment obligations could adversely affect a significant number of the Company's other properties and, consequently the Company's business, results of operations, and financial condition.

NEED FOR ADDITIONAL FINANCING; EXPOSURE TO RISING INTEREST RATES

     The Company's ability to sustain any operating losses and to otherwise meet its growth objectives will depend, in part, on its ability to obtain additional financing on acceptable terms from available financing sources. The Company maintains a $2.5 million line of credit that restricts the Company's ability to incur additional indebtedness. There can be no assurance that future debt instruments will not also include covenants restricting the Company's ability to incur additional debt. Moreover, raising additional funds through the issuance of equity securities could cause existing shareholders to experience dilution and could adversely affect the market price of the Common Stock. There can be no assurance that the Company will be successful in securing additional financing or that adequate financing will be available and, if available, will be on terms that are acceptable to the Company. The Company's inability to obtain additional financing on acceptable terms could delay or eliminate some or all of the Company's growth plans.

     At June 30, 1997, $48.3 million in principal amount, or approximately 28.9%, of the Company's indebtedness, bore interest at floating rates, with a weighted average annual rate of 7.9%. In addition, it is anticipated that the REIT Facilities will require operating lease payments that will be based on prevailing interest rates. Future indebtedness, from commercial banks or otherwise, and lease obligations are also expected to be based on interest rates prevailing at the time such debt and lease arrangements are obtained. Therefore, increases in prevailing interest rates could increase the Company's interest or lease payment obligations and could have a material adverse effect on the Company's business, financial condition, and results of operations.

SUBORDINATION

     The Debentures will be expressly subordinated in right of payment to all existing and future Senior Indebtedness of the Company. At June 30, 1997, the Company's Senior Indebtedness aggregated approximately $90.9 million. In addition, the Debentures will be effectively subordinated to the liabilities (including trade payables but excluding intercompany liabilities) of the Company's subsidiaries, which were approximately $85.9 million at June 30, 1997. Neither the Indenture nor the Debentures will limit the ability of the Company or any of its subsidiaries to incur additional Senior Indebtedness or other liabilities. The Indenture and the Debentures will not contain any financial covenants or similar restrictions with respect to the Company and, therefore, the holders of the Debentures will have no protection (other than rights upon Events of Default as described under "Description of Debentures") from adverse changes in the Company's financial condition. By reason of the subordination of the Debentures, in the event of insolvency, bankruptcy, liquidation, reorganization, dissolution, or winding up of the business of the Company or upon a default in payment with respect to any indebtedness of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Debentures only after all Senior Indebtedness and all liabilities of the Company's subsidiaries have been paid in full.

DISCRETIONARY USE OF PROCEEDS

     The Company intends to use the net proceeds of the offering for general corporate purposes, including the development and construction of free-standing assisted living residences, possible acquisitions of businesses engaged in activities similar or complementary to the Company's business, and the possible prepayment of indebtedness. Accordingly, the Company will have broad discretion as to the application of such proceeds. See "Use of Proceeds."

DEPENDENCE ON PRIVATE PAY RESIDENTS

     Approximately 92.4% of the Company's total revenues for the year ended December 31, 1996 and approximately 89.2% of the Company's total revenues for the six months ended June 30, 1997 were attributable to private pay sources. For the same periods, 7.6% and 10.8%, respectively, of the Company's revenues were attributable to reimbursement from third-party payors, including Medicare. The Company expects to continue to rely primarily on the ability of residents to pay for the Company's services from their own or familial financial resources. Inflation or other circumstances that adversely affect the ability of the elderly to pay for the Company's services could have a material adverse effect on the Company's business, financial condition, and results of operations.

NO ASSURANCE AS TO ABILITY TO MANAGE GROWTH

     The Company intends to expand its operations through the development, construction, and acquisition of free-standing assisted living residences and through the acquisition of other types of senior living communities, as well as through the expansion of the Company's home health care services. See
"Business -- Growth Strategy." The success of the Company's growth strategy will depend, in large part, on its ability to effectively operate any newly acquired or developed residences, communities, or home health care agencies, as to which there can be no assurance.

The Company has limited experience developing and operating assisted living residences on a free-standing basis. The Company's growth plans will also place significant demands on the Company's management and operating personnel. The Company's ability to manage its future growth effectively will require it to improve its operational, financial, and management information systems and to continue to attract, retain, train, motivate, and manage key employees. If the Company is unable to manage its growth effectively, its business, results of operations, and financial condition will be adversely affected. See
"Business -- Growth Strategy" and "Management -- Directors and Executive Officers."

LOSSES FROM NEWLY DEVELOPED RESIDENCES AND ACQUISITIONS

     Although the Company was profitable in 1994, 1995, and 1996, in view of its growth plan for development and acquisitions, there can be no assurance that the Company will continue to be profitable in any future period. Newly developed assisted living residences are expected to incur operating losses during a substantial portion of their first twelve months of operations, on average, until the residences achieve targeted occupancy levels. Newly acquired residences and communities may also incur losses pending their integration into the Company's operations. The Company may also incur operating losses as a result of the expansion of its existing home health care agencies and the establishment of additional home health care agencies in new markets. See "Business -- Growth Strategy" and "Business -- Development Activities."

NO ASSURANCE AS TO ABILITY TO DEVELOP ADDITIONAL ASSISTED LIVING RESIDENCES

     An integral component of the Company's growth strategy is to develop and operate free-standing assisted living residences. As part of its growth strategy, the Company is currently developing 27 free-standing assisted living residences, with an estimated aggregate capacity for approximately 2,400 residents, and is expanding nine of its existing senior living communities to add capacity to accommodate approximately 800 additional residents. The Company's ability to develop successfully assisted living residences will depend on a number of factors, including, but not limited to, the Company's ability to acquire suitable development sites at reasonable prices; the Company's success in obtaining necessary zoning, licensing, and other required governmental permits and authorizations; and the Company's ability to control construction costs and project completion schedules. In addition, the Company's development plans are subject to numerous factors over which it has little or no control, including competition for developable properties; shortages of labor or materials; changes in applicable laws or regulations or their enforcement; the failure of general contractors or subcontractors to perform under their contracts; strikes; and adverse weather conditions. As a result of these factors, there can be no assurance that the Company will not experience construction delays, that it will be successful in developing and constructing currently planned or additional assisted living residences, or that any developed assisted living residences will be economically successful. If the Company's development schedule is delayed, the Company's growth plans could be adversely affected. Additionally, the Company anticipates that the development and construction of additional assisted living residences will involve a substantial commitment of capital with little or no revenue associated with residences under development, the consequence of which could be an adverse impact on the Company's liquidity. See "Business -- Development Activities."

RISKS IN ACQUISITIONS OF COMMUNITIES AND COMPLEMENTARY BUSINESSES; DIFFICULTIES OF INTEGRATION

     The Company plans to make strategic acquisitions of senior living communities (which may include a variety of independent living, assisted living, and skilled nursing facilities), free-standing assisted living residences, home health care agencies, and other properties or businesses that are complementary to the Company's operations and growth strategy. The acquisition of existing communities or other businesses involves a number of risks. Existing communities available for acquisition frequently serve or target different markets than those presently served by the Company.

The Company may also determine that renovations of acquired communities and changes in staff and operating management personnel are necessary to successfully integrate such communities or businesses into the Company's existing operations. The costs incurred to reposition or renovate newly acquired communities may not be recovered by the Company. In undertaking acquisitions, the Company also may be adversely impacted by unforeseen liabilities attributable to the prior operators of such communities or businesses, against whom the Company may have little or no recourse. The success of the Company's acquisition strategy will be determined by numerous factors, including the Company's ability to identify suitable acquisition candidates, the competition for such acquisitions, the purchase price, the requirement to make operational or structural changes and improvements, the financial performance of the communities or businesses after acquisition, the Company's ability to finance the acquisitions, and the Company's ability to integrate effectively any acquired communities or businesses into the Company's management, information, and operating systems. There can be no assurance that the Company's acquisition of senior living communities and complementary properties and businesses will be completed at the rate currently expected, if at all, or, if completed, that any acquired communities or businesses will be successfully integrated into the Company's operations.

RISKS OF DEVELOPMENT IN CONCENTRATED GEOGRAPHIC AREAS

     The Company's growth strategy involves the development of assisted living residences and the acquisition of senior living communities in concentrated geographic service areas. See "Business -- Growth Strategy." Accordingly, the Company's occupancy rates in existing, developed, or acquired communities may be adversely affected by a number of factors, including regional and local economic conditions, general real estate market conditions including the supply and proximity of senior living communities, competitive conditions, and applicable local laws and regulations. See "Business -- Operating Residences,"
"Business -- Development Activities," and "Business -- Government Regulation."

INCREASING COMPETITION

     The senior living and health care services industry is highly competitive, and the Company expects that all segments of the industry will become increasingly competitive in the future. The Company competes with other companies providing independent living, assisted living, skilled nursing, home health care, and other similar service and care alternatives. Although the Company believes there is a need for assisted living residences in the markets where the Company is operating and developing residences, the Company expects that competition will increase from existing competitors and new market entrants, some of whom may have substantially greater financial resources than the Company. In addition, some of the Company's competitors operate on a not-for-profit basis or as charitable organizations and have the ability to finance capital expenditures on a tax-exempt basis or through the receipt of charitable contributions, neither of which are readily available to the Company. Furthermore, if the development of new senior living communities (particularly given the rapid pace of development of new assisted living residences) outpaces the demand for such communities in the markets in which the Company has or is developing senior living communities, such markets may become saturated. An oversupply of such communities in the Company's markets could cause the Company to experience decreased occupancy, reduced operating margins, and lower profitability. Consequently, there can be no assurance that the Company will not encounter increased competition that adversely affects its occupancy rates, pricing for services, and growth prospects. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the services of its executive officers, particularly the Company's Chairman and Chief Executive Officer, W.E. Sheriff, and the Company's President and Chief Operating Officer, Christopher J. Coates, for the management of the Company. Neither Mr. Sheriff, Mr. Coates, nor any of the Company's other executive officers has an employment agreement with the Company. The Company has a key employee life insurance policy in the amount of $2.0 million covering Mr. Sheriff. The loss by the Company of certain of its executive officers and the inability to attract and retain qualified management personnel could adversely affect the Company's business, financial condition, and results of operations. See "Management -- Directors and Executive Officers."

RESIDENCE MANAGEMENT, STAFFING, AND LABOR COSTS

     The Company competes with other providers of senior living and health care services with respect to attracting and retaining qualified management personnel responsible for the day-to-day operations of each of the Company's communities and skilled technical personnel responsible for providing resident care. A shortage of nurses or trained personnel may require the Company to enhance its wage and benefits package in order to compete in the hiring and retention of such personnel or to hire more expensive temporary personnel. The Company will also be dependent on the available labor pool of semi-skilled and unskilled employees in each of the markets in which it operates. No assurance can be given that the Company's labor costs will not increase, or that, if they do increase, they can be matched by corresponding increases in rates charged to residents. Any significant failure by the Company to attract and retain qualified management and staff personnel, to control its labor costs, or to pass on any increased labor costs to residents through rate increases could have a material adverse effect on the Company's business, financial condition, and results of operations.

CONTROL BY MANAGEMENT AND CERTAIN SHAREHOLDERS

     The Company's officers and directors and entities controlled by them, collectively, beneficially own approximately 40.0% of the outstanding shares of Common Stock. Accordingly, such persons have the ability, by voting their shares in concert, to influence the election of the Company's Board of Directors and the outcome of all other matters submitted to the Company's shareholders. Furthermore, such influence could preclude any unsolicited acquisition of the Company and, consequently, adversely affect the market price of the Debentures and the Common Stock. See "Principal Shareholders."

GOVERNMENT REGULATION AND THE BURDENS OF COMPLIANCE

     Federal and state governments regulate various aspects of the Company's business. The development and operation of health care facilities and the provision of health care services are subject to federal, state, and local licensure, certification, and inspection laws that regulate, among other matters, the number of licensed beds, the provision of services, the distribution of pharmaceuticals, billing practices and policies, equipment, staffing (including professional licensing), operating policies and procedures, fire prevention measures, environmental matters, and compliance with building and safety codes. Failure to comply with these laws and regulations could result in the denial of reimbursement, the imposition of fines, temporary suspension of admission of new patients, suspension or decertification from the Medicare programs, restrictions on the ability to acquire new facilities or expand existing facilities, and, in extreme cases, the revocation of a community's license or closure of a community. There can be no assurance that federal, state, or local governments will not impose additional restrictions on the Company's activities that could materially adversely affect the Company.

     Many states, including several of the states in which the Company currently operates, control the supply of licensed skilled nursing beds and home health care agencies through certificate of need ("CON") programs. Presently, state approval is required for the construction of new health care communities, the addition of licensed beds, and certain capital expenditures at such communities, as well as the opening of a home health care agency. To the extent that a CON or other similar approval is required for the acquisition or construction of new facilities, the expansion of the number of licensed beds, services, or existing communities, or the opening of a home health care agency, the Company could be adversely affected by the failure or inability to obtain such approval, changes in the standards applicable for such approval, and possible delays and expenses associated with obtaining such approval. In addition, in most states the reduction of the number of licensed beds or the closure of a community requires the approval of the appropriate state regulatory agency and, if the Company were to seek to reduce the number of licensed beds at, or to close, a community, the Company could be adversely affected by a failure to obtain or a delay in obtaining such approval.

     Federal and state anti-remuneration laws, such as "anti-kickback" laws, govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. Federal anti-kickback laws have been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. Similar state laws vary, are sometimes vague, and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in the Medicare and Medicaid programs. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company.

     Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state, and local laws exist that also may require modifications to existing and planned communities to create access to the properties by disabled persons. Although the Company believes that its communities are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial. See "Business -- Government Regulation."

POTENTIAL FOR ENVIRONMENTAL LIABILITY

     Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation, or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or lease such property or to borrow using such property as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

LIABILITY AND INSURANCE

     The provision of personal and health care services entails an inherent risk of liability. In recent years, participants in the health care services industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and result in the incurrence of significant defense costs. Moreover, assisted living residences offer residents a greater degree of independence in their daily living. This increased level of independence may subject the resident and the Company to certain risks that would be reduced in more institutionalized settings. The Company currently maintains liability insurance in amounts it believes are sufficient to cover such claims based on the nature of the risks, its historical experience, and industry standards. There can be no assurance, however, that claims in excess of the Company's insurance or claims not covered by the Company's insurance, such as claims for punitive damages, will not arise. A claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect upon the Company. In addition, the Company's insurance policies must be renewed annually. There can be no assurance that the Company will be able to obtain liability insurance in the future or that, if such insurance is available, it will be available on acceptable economic terms. See "Business -- Insurance and Legal Proceedings."

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Board of Directors has the authority, without action by the shareholders, to issue up to 5,000,000 shares of preferred stock and to fix the rights and preferences of such shares. This authority, together with certain provisions of the Company's Charter (including provisions that implement staggered terms for directors, limit shareholder ability to call a shareholders' meeting or to remove directors, and require a supermajority vote to amend certain provisions of the Charter), may delay, deter, or prevent a change in control of the Company. In addition, as a Tennessee corporation, the Company is subject to the provisions of the Tennessee Business Combination Act and the Tennessee Greenmail Act, each of which may be deemed to have anti-takeover effects and may delay, deter, or prevent a takeover attempt that might be considered by the shareholders to be in their best interests. In the event of any Change in Control of the Company, each holder of the Debentures will have the right, at such holder's option and subject to certain conditions and restrictions, to require the Company to repurchase all or any part of such holder's Debentures. The right to require the Company to repurchase Debentures may delay, deter, or prevent a change in control of the Company. See "Description of Debentures" and "Description of Capital Stock -- Certain Provisions of the Charter, Bylaws, and Tennessee Law."

ABSENCE OF PUBLIC MARKET FOR THE DEBENTURES

     The Debentures are a new class of securities for which there is currently no public market. Although the Company will apply to list the Debentures on the NYSE, there can be no assurance as to the liquidity of the market for the Debentures that may develop, the ability of the holders to sell their Debentures, or the prices at which holders of the Debentures would be able to sell their Debentures. If a market for the Debentures does develop, the Debentures may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, performance of the Company, performance of the senior living industry, and other factors. See "Underwriting."
                             ---------------------

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Those statements include, but may not be limited to, the discussions of the Company's operating and growth strategy, including its development plans and possible acquisitions. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Risk Factors" in this Prospectus. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                  THE COMPANY

GENERAL

     The Company is a national senior living and health care services company providing a broad range of care and services to the elderly, including independent living, assisted living, skilled nursing, and home health care services. Established in 1978, the Company believes it ranks among the leading operators in the senior living and health care industry. Currently, the Company operates 22 senior living communities in 12 states, consisting of 12 owned communities, three leased communities, and seven managed communities, with an aggregate capacity for approximately 5,800 residents. The Company also operates 15 home health care agencies, ten of which are owned and five of which are managed. At June 30, 1997, the Company's owned communities had a stabilized occupancy rate of 95%, its leased communities had a stabilized occupancy rate of 94%, and its managed communities had a stabilized occupancy rate of 94%. For the year ended December 31, 1996 and the six months ended June 30, 1997, revenues attributable to the Company's senior living communities accounted for 91.5% and 89.8%, respectively, of the Company's total revenues, and revenues attributable to the Company's home health care agencies accounted for 6.2% and 8.0%, respectively, of the Company's total revenues. Approximately 92.4% of the Company's total revenues for the year ended December 31, 1996 and approximately 89.2% of the Company's total revenues for the six months ended June 30, 1997 were derived from private pay sources.

     Since 1992, the Company has experienced significant growth, primarily through the acquisition of 14 senior living communities. The Company's revenues have grown from $17.8 million in 1992 to $75.6 million in 1996, an average annual growth rate of 43.5%. During the same period, the Company's income from operations has grown from $2.3 million to $15.6 million, an average annual growth rate of 61.7%. The Company intends to continue its growth through a combination of (i) development of free-standing assisted living residences, including special living units and programs for residents with Alzheimer's and other forms of dementia; (ii) selective acquisitions of senior living communities, including assisted living residences; (iii) expansion of existing communities; and (iv) development and acquisition of home health care agencies. As part of its growth strategy, the Company is currently developing 27 free-standing assisted living residences, with an estimated aggregate capacity for approximately 2,400 residents, and is expanding nine of its existing communities to add capacity to accommodate approximately 800 additional residents. The Company has also entered into a letter of intent to acquire a senior living community located in Richmond, Virginia with an aggregate capacity for 917 residents.

     The Company was incorporated under the laws of the State of Tennessee in February 1997 as a wholly-owned subsidiary of ARCLP in anticipation of the Reorganization and the IPO. The Company's principal executive offices are located at 111 Westwood Place, Suite 402, Brentwood, Tennessee 37027, and its telephone number at that address is (615) 221-2250.

THE 1995 ROLL-UP

     ARCLP was formed in February 1995 in connection with the reorganization (the "1995 Roll-Up") of certain Predecessor Entities that owned, operated, or managed various senior living communities. Each of the Predecessor Entities was organized at the direction of the members of the Company's management and controlling shareholders. As a result of the 1995 Roll-Up, ARCLP issued partnership interests to the partners and shareholders of the Predecessor Entities in exchange for their limited partnership interests and stock, respectively, and thereby became the owner, directly or indirectly, of all of the assets of the Predecessor Entities. The general partner of ARCLP is American Retirement Communities, LLC, a Tennessee limited liability company (the "LLC"), whose members include W.E. Sheriff, the Company's Chairman and Chief Executive Officer, and other Company executive officers. See "Certain Transactions -- The 1995 Roll-Up."

REORGANIZATION

     Prior to the IPO, ARCLP completed a series of transactions resulting in the Reorganization. Pursuant to the Reorganization, ARCLP contributed all of its assets, subject to all of its liabilities, to the Company in exchange for 7,812,500 shares of Common Stock and the Reorganization Note in the principal amount of $21.9 million. The number of shares issued to ARCLP and the principal amount of the Reorganization Note were established by ARCLP and the Company in connection with the Reorganization based on a number of factors, including the value of the assets contributed to the Company. In connection with the Reorganization, ARCLP made certain representations and warranties to the Company. Such representations and warranties are limited in scope, however, and do not cover undisclosed liabilities of ARCLP or other matters related to ARCLP's business. Following the Reorganization, ARCLP distributed 1,350,000 shares of Common Stock to the LLC, as general partner of ARCLP, and an aggregate of 6,462,500 shares of Common Stock to the limited partners of ARCLP, generally in accordance with the limited partners' ARCLP contribution accounts. See "Principal Shareholders" and "Certain Transactions -- Reorganization." Immediately after completion of the IPO, the Reorganization Note was repaid by the Company out of the net proceeds from the IPO and such amount was distributed to the limited partners of ARCLP in liquidation in accordance with the limited partners' ARCLP contribution accounts. See "Certain Transactions -- Reorganization."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Debentures offered hereby are estimated to be approximately $97.1 million (approximately $111.7 million if the Underwriters' over-allotment option is exercised in full), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds for general corporate purposes, including the development and construction of additional free-standing assisted living residences, possible acquisitions of businesses engaged in activities similar or complementary to the Company's business, and the possible prepayment of indebtedness at such time as management deems to be in the best interest of the Company. Any such debt prepayment may be subject to substantial prepayment penalties and no assurance can be given that the Company will prepay any indebtedness.

     The Company currently has eight owned communities undergoing expansions and 27 free-standing assisted living residences under development. The estimated cost to complete and lease-up the Company's existing expansion and development projects ranges from $250.0 million to $300.0 million. The Company believes the remaining net proceeds from the IPO, the net proceeds from this offering, funding available under the REIT Facilities, future bank indebtedness, construction and mortgage financings, and funds from other sources will be sufficient to fund the Company's current development plans. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Business -- Development Activities."

     Pending the use of the net proceeds as described above, the net proceeds will be invested in short-term, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

     The Company sold shares of Common Stock in the IPO at a price per share of $14.00. Since the date of the IPO (May 30, 1997), the Common Stock has traded on the NYSE under the symbol "ACR." The following table sets forth the range of high and low sales prices for the Common Stock for the periods indicated on the NYSE.

1997                                                           HIGH     LOW
----                                                          ------   ------
Second Quarter (beginning May 30, 1997).....................  $17.88   $14.25
Third Quarter (through August 22, 1997).....................   21.88    17.88

     On August 22, 1997, the last reported sale price for the Common Stock on the NYSE was $18.88 per share. The Company estimates that as of August 22, 1997, there were approximately 135 holders of record of the Common Stock.

                    DIVIDEND POLICY AND PRIOR DISTRIBUTIONS

     It is the policy of the Company's Board of Directors to retain all future earnings to finance the operation and expansion of the Company's business. Accordingly, the Company does not anticipate declaring or paying cash dividends on the Common Stock in the foreseeable future. The payment of cash dividends in the future will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, the Company's earnings, operations, capital requirements, financial condition, restrictions in then existing financing agreements, and other factors deemed relevant by the Board of Directors.

     Prior to the Reorganization, the Predecessor and the Predecessor Entities made periodic distributions to their respective partners or shareholders in accordance with their ownership interests therein. During 1995 and 1996, ARCLP made or accrued for distributions of approximately $6.6 million and $7.1 million, respectively, to its partners, including approximately $30,000 and $59,000, respectively, to the LLC. In addition, in 1996 ARCLP redeemed its Preferred Partnership Interests for $10.0 million. See "Certain
Transactions -- Redemption of Preferred Partnership Interests." In the second quarter of 1997, ARCLP paid the Tax Distribution, which approximated the income taxes associated with the Predecessor's earnings in 1997 through the date of the Reorganization. In addition, immediately following the consummation of the IPO, and in connection with ARCLP's liquidation, the proceeds from the repayment of the Reorganization Note were distributed by ARCLP to its limited partners, generally in accordance with their respective contribution accounts. See "The Company -- Reorganization" and "Certain Transactions -- Reorganization."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) at June 30, 1997, (ii) as adjusted to reflect the issuance and sale of the Debentures offered hereby, and (iii) as further adjusted to give effect to the assumed conversion of all of the Debentures at the initial Conversion Price. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Condensed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                       AS OF JUNE 30, 1997
                                                              --------------------------------------
                                                                                           ASSUMING
                                                                                             100%
                                                                ACTUAL      AS ADJUSTED   CONVERSION
                                                              -----------   -----------   ----------
                                                                          (IN THOUSANDS)
Short-term debt, including current portion of long-term
  debt......................................................   $  5,935      $  5,935      $  5,935
                                                               ========      ========      ========
Long-term debt:
  Long-term unsubordinated debt, less current portion.......   $161,324      $161,324      $161,324
      % Convertible Subordinated Debentures due 200.........         --      $100,000            --
                                                               --------      --------      --------
        Total long-term debt, less current portion..........   $161,324      $261,324      $161,324

Shareholders' equity:
  Preferred Stock, no par value; 5,000,000 shares
    authorized, no shares issued and outstanding............         --            --            --
  Common Stock, par value $.01 per share; 50,000,000 shares
    authorized; 11,406,250 shares issued and outstanding,
    actual and as adjusted;         shares issued and
    outstanding assuming 100% conversion of the
    Debentures(1)...........................................        114           114
  Additional paid-in capital................................     60,213        60,213
  Accumulated deficit.......................................    (10,205)      (10,205)
                                                               --------      --------      --------
    Total shareholders' equity..............................     50,122        50,122
                                                               --------      --------      --------
    Total capitalization....................................   $211,446      $311,446      $308,546
                                                               ========      ========      ========

---------------

(1) Does not include 627,500 shares of Common Stock reserved for issuance pursuant to outstanding stock options under the Company's Stock Incentive Plan. See "Management -- Compensation Pursuant to Plans -- 1997 Stock Incentive Plan" and "Description of Capital Stock."

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The accompanying Unaudited Pro Forma Consolidated Statements of Operations for the six months ended June 30, 1996 and for the year ended December 31, 1996 reflect the pro forma effects of the Carriage Club Acquisitions and the Sale-Leaseback Transactions and the application of a portion of the net proceeds therefrom to retire debt, as if these transactions had occurred on January 1, 1996. The Unaudited Pro Forma Consolidated Statements of Operations for the six months ended June 30, 1996 and for the year ended December 31, 1996 are presented for illustrative purposes only and may not be indicative of the actual results that would have been obtained if the transactions had occurred on the dates indicated or that may be realized in the future. The pro forma information should be read in conjunction with the historical financial statements of the Predecessor and the historical combined financial statements of Carriage Club and the notes thereto included elsewhere in this Prospectus. No unaudited pro forma condensed combined financial information is presented as of June 30, 1997 or for the six months then ended because there were no transactions for which pro forma financial information is required for that period.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                     CARRIAGE CLUB    SALE-LEASEBACK
                                                                    CARRIAGE CLUB     ACQUISITIONS     TRANSACTIONS
                                                  PREDECESSOR(A)   ACQUISITIONS(B)   ADJUSTMENTS(C)   ADJUSTMENTS(D)
                                                  --------------   ---------------   --------------   --------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Resident and health care revenue...............    $ 73,878          $4,086           $     --         $    --
  Management services revenue....................       1,739              --               (160)             --
                                                     --------          ------           --------         -------
    Total revenues...............................      75,617           4,086               (160)             --
Operating expenses:
  Community operating expense....................      46,960           2,498               (160)             --
  General and administrative.....................       6,200              --                 --              --
  Lease expense..................................          --              --                 --           2,090
  Depreciation and amortization..................       6,906             464                104          (1,201)
                                                     --------          ------           --------         -------
    Total operating expenses.....................      60,066           2,962                (56)            889
                                                     --------          ------           --------         -------
    Income (loss) from operations................      15,551           1,124               (104)            889
Other income (expense):
  Interest expense...............................     (12,160)           (833)              (991)          1,388
  Interest income................................         434              21                 --              --
  Other..........................................         788              --                 --              --
                                                     --------          ------           --------         -------
    Other income (expense), net..................     (10,938)           (812)              (991)          1,388
                                                     --------          ------           --------         -------
    Income (loss) before income taxes and
      extraordinary item.........................       4,613             312             (1,095)            499
    Income tax expense (benefit).................        (920)             --                 --              --
                                                     --------          ------           --------         -------
    Income (loss) before extraordinary item......    $  5,533          $  312           $ (1,095)        $   499
                                                     ========          ======           ========         =======
PRO FORMA TAX DATA:
Income (loss) before income taxes and
  extraordinary item.............................    $  4,613          $  312           $ (1,095)        $   499
Pro forma income tax expense (benefit)(E)........         820             119               (416)            189
                                                     --------          ------           --------         -------
Pro forma income (loss) before extraordinary
  item...........................................       3,793             193               (679)            310
Preferred return on special redeemable preferred
  limited partnership interests(F)...............      (1,104)             --                 --             780
                                                     --------          ------           --------         -------
Pro forma income (loss) before extraordinary item
  available for distribution to partners and
  shareholders...................................    $  2,689          $  193           $   (679)        $ 1,090
                                                     ========          ======           ========         =======
Pro forma per share data:
  Income before extraordinary item available for
    distribution to partners and
    shareholders(G)..............................    $   0.29
                                                     ========
  Shares used in computing pro forma per share
    data(H)......................................       9,375
                                                     ========
Pro forma as adjusted per share data(I):
  Income before extraordinary item available for
    distribution to partners and
    shareholders(J)..............................
  Shares used in computing pro forma as adjusted
    per share data(K)............................


                                                   PRO FORMA
                                                   ---------

Revenues:
  Resident and health care revenue...............  $ 77,964
  Management services revenue....................     1,579
                                                   --------
    Total revenues...............................    79,543
Operating expenses:
  Community operating expense....................    49,298
  General and administrative.....................     6,200
  Lease expense..................................     2,090
  Depreciation and amortization..................     6,273
                                                   --------
    Total operating expenses.....................    63,861
                                                   --------
    Income (loss) from operations................    15,682
Other income (expense):
  Interest expense...............................   (12,596)
  Interest income................................       455
  Other..........................................       788
                                                   --------
    Other income (expense), net..................   (11,353)
                                                   --------
    Income (loss) before income taxes and
      extraordinary item.........................     4,329
    Income tax expense (benefit).................      (920)
                                                   --------
    Income (loss) before extraordinary item......  $  5,249
                                                   ========
PRO FORMA TAX DATA:
Income (loss) before income taxes and
  extraordinary item.............................  $  4,329
Pro forma income tax expense (benefit)(E)........       712
                                                   --------
Pro forma income (loss) before extraordinary
  item...........................................     3,617
Preferred return on special redeemable preferred
  limited partnership interests(F)...............      (324)
                                                   --------
Pro forma income (loss) before extraordinary item
  available for distribution to partners and
  shareholders...................................  $  3,293
                                                   ========
Pro forma per share data:
  Income before extraordinary item available for
    distribution to partners and
    shareholders(G)..............................  $   0.35
                                                   ========
  Shares used in computing pro forma per share
    data(H)......................................     9,375
                                                   ========
Pro forma as adjusted per share data(I):
  Income before extraordinary item available for
    distribution to partners and
    shareholders(J)..............................  $   0.29
                                                   ========
  Shares used in computing pro forma as adjusted
    per share data(K)............................    11,406
                                                   ========

---------------

(A) Reflects the historical consolidated statement of operations of the Predecessor for the year ended December 31, 1996, including the operations of Carriage Club for the period May 1, 1996 (the effective date of the Carriage Club Acquisitions) through December 31, 1996.
(B) Reflects the historical combined statement of operations for Carriage Club for the period January 1, 1996 through April 30, 1996.
(C) Includes the following adjustments relating to the Carriage Club Acquisitions for the period January 1, 1996 through April 30, 1996: (i) elimination of $160,000 in management fees paid to the Predecessor by Carriage Club; (ii) additional depreciation expense of $104,000 attributable to the increase in the carrying value of the acquired assets; and (iii) additional interest costs of $991,000 associated with the financing of the Carriage Club Acquisitions. Additional interest costs represent the difference between the interest that would have been incurred by the Company if the Company had acquired the Carriage

     Club properties on January 1, 1996, and the actual interest cost incurred by the seller of these properties for the period from January 1, 1996 through April 30, 1996.
(D)  Includes the following adjustments relating to the Sale-Leaseback
     Transactions: (i) elimination of $1.2 million of depreciation and amortization expense on assets sold in the Sale-Leaseback Transactions;
     (ii) lease expense of approximately $2.5 million, less $455,000 representing amortization of the deferred gain on the Sale-Leaseback Transactions ($4.4 million over ten years); and (iii) elimination of $1.4 million of interest expense on debt retired with a portion of the net proceeds from the Sale-Leaseback Transactions.
(E) Reflects income tax expense that would have been recognized if the Predecessor, the Predecessor Entities, and Carriage Club had been corporations since January 1, 1996, filing a consolidated tax return.
(F) A total of $5.2 million of the Preferred Partnership Interests were redeemed with a portion of the net proceeds from the Sale-Leaseback Transactions, and therefore distributions with respect to this $5.2 million portion of the Preferred Partnership Interests have been eliminated in the Unaudited Pro Forma Consolidated Statement of Operations data.
(G) Income per share before extraordinary item available for distribution to partners and shareholders is calculated after subtracting the return on the Preferred Partnership Interests.
(H) Reflects 7,812,500 shares issued in the Reorganization, plus 1,562,500 shares, representing the value of the $21.9 million principal amount of the Reorganization Note (based upon the IPO price of $14.00 per share).
(I) Gives effect to the following transactions as if they had occurred on January 1, 1996: (a) the Reorganization; (b) the sale of the 3,593,750 shares sold by the Company in the IPO, and the application of a portion of the net proceeds to retire the Reorganization Note; (c) the Carriage Club Acquisitions; and (d) the Sale-Leaseback Transactions and the application of a portion of the net proceeds therefrom to retire debt.
(J) Does not reflect a $10.7 million ($1.10 per share) one-time charge to income incurred at the time of the Reorganization in connection with the conversion from a non-taxable to a taxable entity and the resulting recognition of a deferred income tax liability for the differences between the accounting and tax bases of the Company's assets and liabilities.
(K) Reflects 7,812,500 shares issued in the Reorganization, plus the 3,593,750 shares sold by the Company in the IPO.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                                                                   CARRIAGE CLUB    SALE-LEASEBACK
                                                                  CARRIAGE CLUB     ACQUISITIONS     TRANSACTIONS
                                                PREDECESSOR(A)   ACQUISITIONS(B)   ADJUSTMENTS(C)   ADJUSTMENTS(D)
                                                --------------   ---------------   --------------   --------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Resident and health care revenue............     $33,888           $4,086           $     --          $  --
  Management services revenue.................         918               --               (160)            --
                                                   -------           ------           --------          -----
    Total revenues............................      34,806            4,086               (160)            --
Operating expenses:
  Community operating expense.................      21,727            2,498               (160)            --
  General and administrative..................       2,421               --                 --             --
  Lease expense...............................          --               --                 --          1,046
  Depreciation and amortization...............       3,165              464                104           (580)
                                                   -------           ------           --------          -----
    Total operating expenses..................      27,313            2,962                (56)           466
                                                   -------           ------           --------          -----
    Income (loss) from operations.............       7,493            1,124               (104)          (466)
                                                   -------           ------           --------          -----
Other income (expense):
  Interest expense............................      (4,733)            (833)              (991)           694
  Interest income.............................         132               21                 --             --
  Other.......................................          (8)              --                 --             --
                                                   -------           ------           --------          -----
    Other income (expense), net...............      (4,609)            (812)              (991)           694
                                                   -------           ------           --------          -----
    Income (loss) before income taxes and
      extraordinary item......................       2,884              312             (1,095)           228
    Income tax expense (benefit)..............          --               --                 --             --
                                                   -------           ------           --------          -----
    Income (loss) before extraordinary item...     $ 2,884           $  312           $ (1,095)         $ 228
                                                   =======           ======           ========          =====
PRO FORMA TAX DATA:
Income (loss) before income taxes and
  extraordinary item..........................     $ 2,884           $  312           $ (1,095)         $ 228
Pro forma income tax expense (benefit)(E).....       1,096              119               (416)            87
                                                   -------           ------           --------          -----
Pro forma income (loss) before extraordinary
  item........................................       1,788              193               (679)           141
Preferred return on special redeemable
  preferred limited partnership
  interests(F)................................        (714)              --                 --            390
                                                   -------           ------           --------          -----
Pro forma income before extraordinary item
  available for distribution to partners and
  shareholders................................     $ 1,074           $  193           $   (679)         $ 531
                                                   =======           ======           ========          =====
Pro forma per share data:
  Income before extraordinary item available
    for distribution to partners and
    shareholders(G)...........................     $  0.11
                                                   =======
  Shares used in computing pro forma per share
    data(H)...................................       9,375
                                                   =======
Pro forma as adjusted per share data(I):
  Income before extraordinary item available
    for distribution to partners and
    shareholders(J)...........................
  Shares used in computing pro forma as
    adjusted per share data(K)................


                                                PRO FORMA
                                                ---------

Revenues:
  Resident and health care revenue............   $37,974
  Management services revenue.................       758
                                                 -------
    Total revenues............................    38,732
Operating expenses:
  Community operating expense.................    24,065
  General and administrative..................     2,421
  Lease expense...............................     1,046
  Depreciation and amortization...............     3,153
                                                 -------
    Total operating expenses..................    30,685
                                                 -------
    Income (loss) from operations.............     8,047
                                                 -------
Other income (expense):
  Interest expense............................    (5,863)
  Interest income.............................       153
  Other.......................................        (8)
                                                 -------
    Other income (expense), net...............    (5,718)
                                                 -------
    Income (loss) before income taxes and
      extraordinary item......................     2,329
    Income tax expense (benefit)..............        --
                                                 -------
    Income (loss) before extraordinary item...   $ 2,329
                                                 =======
PRO FORMA TAX DATA:
Income (loss) before income taxes and
  extraordinary item..........................   $ 2,329
Pro forma income tax expense (benefit)(E).....       886
                                                 -------
Pro forma income (loss) before extraordinary
  item........................................     1,443
Preferred return on special redeemable
  preferred limited partnership
  interests(F)................................      (324)
                                                 -------
Pro forma income before extraordinary item
  available for distribution to partners and
  shareholders................................   $ 1,119
                                                 =======
Pro forma per share data:
  Income before extraordinary item available
    for distribution to partners and
    shareholders(G)...........................   $  0.12
                                                 =======
  Shares used in computing pro forma per share
    data(H)...................................     9,375
                                                 =======
Pro forma as adjusted per share data(I):
  Income before extraordinary item available
    for distribution to partners and
    shareholders(J)...........................   $  0.10
                                                 =======
  Shares used in computing pro forma as
    adjusted per share data(K)................    11,406
                                                 =======

---------------

(A) Reflects the historical consolidated statement of operations of the Predecessor for the six months ended June 30, 1996.
(B) Reflects the historical combined statement of operations for Carriage Club for the period January 1, 1996 through April 30, 1996.

(C) Includes the following adjustments relating to the Carriage Club Acquisitions for the period January 1, 1996 through April 30, 1996; (i) elimination of $160,000 in management fees paid to the Predecessor by Carriage Club; (ii) additional depreciation expense of $104,000 attributable to the increase in the carrying value of the acquired assets; and (iii) additional interest costs of $991,000 associated with the financing of the Carriage Club Acquisitions. Additional interest costs represent the difference between the interest that would have been incurred by the Company if the Company had acquired the Carriage Club properties on January 1, 1996, and the actual interest cost incurred by the seller of these properties for the period from January 1, 1996 through April 30, 1996.
(D)  Includes the following adjustments relating to the Sale-Leaseback
     Transactions: (i) elimination of $580,000 of depreciation and amortization expense on assets sold in the Sale-Leaseback Transactions; (ii) lease expense of approximately $1.3 million, less $228,000 representing amortization of the deferred gain on the Sale-Leaseback Transactions ($4.4 million over ten years); and (iii) elimination of $694,000 of interest expense on debt retired with a portion of the net proceeds from the Sale-Leaseback Transactions.
(E) Reflects income tax expense that would have been recognized if the Predecessor, the Predecessor Entities, and Carriage Club had been corporations since January 1, 1996, filing a consolidated tax return.
(F) A total of $5.2 million of the Preferred Partnership Interests were redeemed with a portion of the net proceeds from the Sale-Leaseback Transactions, and therefore distributions with respect to this $5.2 million portion of the Preferred Partnership Interests have been eliminated in the Unaudited Pro Forma Consolidated Statement of Operations data.
(G) Income per share before extraordinary item available for distribution to partners and shareholders is calculated after subtracting the return on the Preferred Partnership Interests.
(H) Reflects 7,812,500 shares issued in the Reorganization, plus 1,562,500 shares, representing the value of the $21.9 million principal amount of the Reorganization Note (based upon the IPO price of $14.00 per share).
(I) Gives effect to the following transactions as if they had occurred on January 1, 1996: (a) the Reorganization; (b) the sale of the 3,593,750 shares sold by the Company in the IPO, and the application of a portion of the net proceeds to retire the Reorganization Note; (c) the Carriage Club Acquisitions; and (d) the Sale-Leaseback Transactions and the application of a portion of the net proceeds therefrom to retire debt.
(J) Does not reflect a $10.7 million ($1.10 per share) one-time charge to income incurred at the time of the Reorganization in connection with the conversion from a non-taxable to a taxable entity and the resulting recognition of a deferred income tax liability for the differences between the accounting and tax bases of the Company's assets and liabilities.
(K) Reflects 7,812,500 shares issued in the Reorganization, plus the 3,593,750 shares sold by the Company in the IPO.

               SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected financial data and pro forma data of the Company, the Predecessor, and the Predecessor Entities. The selected financial data as of and for the years ended December 31, 1992, 1993, and 1994 and the three months ended March 31, 1995 are derived from the combined financial statements of the Predecessor Entities. The selected financial data as of and for the nine months ended December 31, 1995 and as of and for the year ended December 31, 1996 are derived from the consolidated financial statements of the Predecessor. The selected data as of and for the periods ended December 31, 1994, March 31, 1995, December 31, 1995, and December 31, 1996 are derived from the combined and consolidated financial statements of the Predecessor, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The combined and consolidated financial statements as of December 31, 1995 and 1996, and for the year ended December 31, 1994, the three months ended March 31, 1995, the nine months ended December 31, 1995, and the year ended December 31, 1996, and the report thereon, are included elsewhere in this Prospectus. The selected statement of operations and balance sheet data as of and for the six months ended June 30, 1996 are derived from the unaudited consolidated financial statements of the Predecessor. The selected statements of operations and balance sheet data as of and for the six months ended June 30, 1997 are derived from the unaudited consolidated financial statements of the Company and includes the operations of the Predecessor for the period January 1, 1997 through May 28, 1997 and the Company for the period May 29, 1997 through June 30, 1997. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for fiscal 1997. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined and consolidated financial statements of the Predecessor, the related notes, and the independent auditors' report, which refers to a change in cost basis as a result of a purchase business combination in connection with the 1995 Roll-Up.

                                               PREDECESSOR ENTITIES (COMBINED)                      PREDECESSOR
                                         -------------------------------------------   -------------------------------------
                                                                                       NINE MONTHS
                                                 YEARS ENDED           THREE MONTHS       ENDED             YEAR ENDED
                                                DECEMBER 31,               ENDED         DECEMBER       DECEMBER 31, 1996
                                         ---------------------------     MARCH 31,         31,        ----------------------
                                          1992      1993      1994         1995            1995       ACTUAL    PRO FORMA(1)
                                         -------   -------   -------   -------------   ------------   -------   ------------
                                                                           (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Resident and health care revenue......  $16,045   $23,162   $30,979      $11,761        $47,239      $73,878     $77,964
 Management services revenue...........    1,774     2,752     2,362          595          1,524        1,739       1,579
                                         -------   -------   -------      -------        -------      -------     -------
       Total revenues..................   17,819    25,914    33,341       12,356         48,763       75,617      79,543
Operating expenses:
 Community operating expense...........   11,329    16,401    21,780        8,035         30,750       46,960      49,298
 Lease expense.........................       --        --        --           --             --           --       2,090
 General and administrative............    2,656     3,290     3,455        1,108          3,446        6,200       6,200
 Depreciation and amortization.........    1,557     2,251     2,891        1,127          4,534        6,906       6,273
                                         -------   -------   -------      -------        -------      -------     -------
   Total operating expenses............   15,542    21,942    28,126       10,270         38,730       60,066      63,861
                                         -------   -------   -------      -------        -------      -------     -------
   Income from operations..............    2,277     3,972     5,215        2,086         10,033       15,551      15,682
                                         -------   -------   -------      -------        -------      -------     -------
Other income (expense):
 Interest expense......................   (2,914)   (3,569)   (5,354)      (2,370)        (7,930)     (12,160)    (12,596)
 Interest income.......................      145       122       203           49            329          434         455
 Other.................................       39       189        98       (1,013)(2)        919          788         788
                                         -------   -------   -------      -------        -------      -------     -------
   Other income (expense), net.........   (2,730)   (3,258)   (5,053)      (3,334)        (6,682)     (10,938)    (11,353)
                                         -------   -------   -------      -------        -------      -------     -------
   Income (loss) before income taxes
     and extraordinary item............     (453)      714       162       (1,248)         3,351        4,613       4,329
Income tax expense (benefit) --
 current(3)............................       --        --        --           20             55         (920)       (920)
Income tax expense -- deferred(4)......       --        --        --           --             --           --          --
                                         -------   -------   -------      -------        -------      -------     -------
Income (loss) before extraordinary
 item..................................     (453)      714       162       (1,268)         3,296        5,533       5,249
Extraordinary item(5)..................       --        --        --           --             --       (2,335)     (2,335)
                                         -------   -------   -------      -------        -------      -------     -------
Net income (loss)......................     (453)      714       162       (1,268)         3,296        3,198       2,914
Preferred return on special redeemable
 preferred limited partnership
 interests(6)..........................       --        --        --           --         (1,125)      (1,104)       (324)
                                         -------   -------   -------      -------        -------      -------     -------
Net income (loss) available for
 distribution to partners and
 shareholders..........................  $  (453)  $   714   $   162      $(1,268)       $ 2,171      $ 2,094     $ 2,590
                                         =======   =======   =======      =======        =======      =======     =======
Distribution to partners, excluding
 preferred distributions...............  $   404   $ 5,708   $ 2,580      $ 1,400        $ 4,064      $ 6,035     $ 6,035
                                         =======   =======   =======      =======        =======      =======     =======

                                              PREDECESSOR
                                         ----------------------
                                                                    SIX
                                               SIX MONTHS          MONTHS
                                          ENDED JUNE 30, 1996      ENDED
                                         ----------------------   JUNE 30,
                                         ACTUAL    PRO FORMA(1)     1997
                                         -------   ------------   --------

STATEMENT OF OPERATIONS DATA:
Revenues:
 Resident and health care revenue......  $33,888     $37,974       $43,424
 Management services revenue...........      918         758           965
                                         -------     -------       -------
       Total revenues..................   34,806      38,732        44,389
Operating expenses:
 Community operating expense...........   21,727      24,065        27,519
 Lease expense.........................       --       1,046         1,072
 General and administrative............    2,421       2,421         4,070
 Depreciation and amortization.........    3,165       3,153         3,206
                                         -------     -------       -------
   Total operating expenses............   27,313      30,685        35,867
                                         -------     -------       -------
   Income from operations..............    7,493       8,047         8,522
                                         -------     -------       -------
Other income (expense):
 Interest expense......................   (4,733)     (5,863)       (6,611)
 Interest income.......................      132         153           364
 Other.................................       (8)         (8)          (61)
                                         -------     -------       -------
   Other income (expense), net.........   (4,609)     (5,718)       (6,308)
                                         -------     -------       -------
   Income (loss) before income taxes
     and extraordinary item............    2,884       2,329         2,214
Income tax expense (benefit) --
 current(3)............................       --          --            92
Income tax expense -- deferred(4)......       --          --        10,728
                                         -------     -------       -------
Income (loss) before extraordinary
 item..................................    2,884       2,329        (8,606)
Extraordinary item(5)..................   (2,335)     (2,335)           --
                                         -------     -------       -------
Net income (loss)......................      549          (6)       (8,606)
Preferred return on special redeemable
 preferred limited partnership
 interests(6)..........................     (714)       (324)           --
                                         -------     -------       -------
Net income (loss) available for
 distribution to partners and
 shareholders..........................  $  (165)    $  (330)      $(8,606)
                                         =======     =======       =======
Distribution to partners, excluding
 preferred distributions...............  $ 1,417     $ 1,417       $ 2,500(7)
                                         =======     =======       =======

                                                                               PREDECESSOR
                                                              ---------------------------------------------
                                                                   YEAR ENDED              SIX MONTHS          SIX MONTHS
                                                                DECEMBER 31, 1996      ENDED JUNE 30, 1996       ENDED
                                                              ---------------------   ---------------------     JUNE 30,
                                                              ACTUAL   PRO FORMA(1)   ACTUAL   PRO FORMA(1)       1997
                                                              ------   ------------   ------   ------------   ------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
UNAUDITED PRO FORMA TAX DATA(8):
Income before income taxes and extraordinary item...........  $4,613      $4,329      $2,884      $2,329         $2,214
Pro forma income tax expense................................    820          712      1,096          886            841(9)
                                                              ------      ------      ------      ------         ------
Pro forma income before extraordinary item..................  3,793        3,617      1,788        1,443          1,373
Preferred return on special redeemable preferred limited
 partnership interests(6)...................................  (1,104)       (324)      (714)        (324)            --
                                                              ------      ------      ------      ------         ------
Pro forma income before extraordinary item available for
 distribution to partners and shareholders..................  $2,689      $3,293      $1,074      $1,119         $1,373
                                                              ======      ======      ======      ======         ======
Pro forma per share data:
 Income before extraordinary item...........................  $0.40       $ 0.39      $0.19       $ 0.15         $ 0.14
 Preferred return on special redeemable preferred limited
   partnership interests....................................  (0.12)       (0.03)     (0.08)       (0.03)            --
                                                              ------      ------      ------      ------         ------
 Income before extraordinary item available for distribution
   to partners and shareholders.............................  $0.29       $ 0.35      $0.11       $ 0.12         $ 0.14
                                                              ======      ======      ======      ======         ======
 Shares used in computing pro forma per share data(10)......  9,375        9,375      9,375        9,375          9,752
                                                              ======      ======      ======      ======         ======
Pro forma as adjusted per share data(11):
 Income before extraordinary item...........................              $ 0.32                  $ 0.13         $ 0.12
 Preferred return on special redeemable preferred limited
   partnership interests....................................               (0.03)                  (0.03)            --
                                                                          ------                  ------         ------
 Income before extraordinary item available for distribution
   to partners and shareholders.............................              $ 0.29                  $ 0.10         $ 0.12
                                                                          ======                  ======         ======
 Shares used in computing pro forma as adjusted per share
   data(12).................................................              11,406                  11,406         11,406
                                                                          ======                  ======         ======

                                                                 At December 31,                           At June 30, 1997
                                                --------------------------------------------------   ----------------------------
                                                    Predecessor Entities
                                                         (Combined)                Predecessor
                                                ----------------------------   -------------------
                                                 1992      1993       1994       1995       1996       Actual     As Adjusted(13)
                                                -------   -------   --------   --------   --------   ----------   ---------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.....................  $ 2,186   $ 3,205   $  2,894   $  3,825   $  3,222    $ 21,863       $118,963
Working capital (deficit).....................    1,545     2,529      3,168     (1,048)   (14,289)     15,472        112,572
Total assets..................................   54,419    63,393    111,425    165,579    228,162     246,072        346,072
Long-term debt, including current portion.....   38,469    43,335     89,414    102,245    170,689     167,259        267,259
Partners' and shareholders' equity............   11,937    15,042     12,823     51,823     37,882      50,122         50,122

                                   PREDECESSOR ENTITIES (COMBINED)                     PREDECESSOR
                               ----------------------------------------   -------------------------------------
                                                                          NINE MONTHS
                                     YEARS ENDED          THREE MONTHS       ENDED             YEAR ENDED
                                     DECEMBER 31,             ENDED         DECEMBER       DECEMBER 31, 1996
                               ------------------------     MARCH 31,         31,        ----------------------
                                1992     1993     1994        1995            1995       ACTUAL    PRO FORMA(1)
                               ------   ------   ------   -------------   ------------   -------   ------------
                                                                (IN THOUSANDS)
OTHER FINANCIAL DATA:
Adjusted EBITDA(14)..........  $4,018   $6,534   $8,407      $3,262         $15,815      $23,679     $23,198
Ratio of adjusted EBITDA to
 interest expense(15)........     1.5x     1.9x     1.6x        1.4x            2.1x         2.0x        1.9x
Ratio of earnings to fixed
 charges(16).................     0.9x     1.2x     1.0x        0.5x            1.4x         1.4x        1.3x

                                    PREDECESSOR
                               ----------------------
                                                          SIX
                                     SIX MONTHS          MONTHS
                                ENDED JUNE 30, 1996      ENDED
                               ----------------------   JUNE 30,
                               ACTUAL    PRO FORMA(1)     1997
                               -------   ------------   --------

OTHER FINANCIAL DATA:
Adjusted EBITDA(14)..........  $10,782     $11,345       $12,031
Ratio of adjusted EBITDA to
 interest expense(15)........      2.3x        2.0x          1.9x
Ratio of earnings to fixed
 charges(16).................      1.6x        1.3x          1.3x

---------------

 (1) Gives effect to the following transactions as if they had occurred on January 1, 1996: (a) the Carriage Club Acquisitions; and (b) the Sale-Leaseback Transactions and the application of a portion of the net proceeds therefrom to retire debt.
 (2) Includes a one-time expense of $964,000 incurred in connection with the 1995 Roll-Up. See Note 11 to the Combined and Consolidated Financial Statements.
 (3) Periods prior to 1997 reflect income tax expense of only one of the Predecessor Entities because the Predecessor and the other Predecessor Entities were partnerships. No income tax expense is reflected for periods prior to 1995 because of losses or the availability of NOLs. Both periods in 1995 reflect a provision for alternative minimum taxes. In 1996, the Company recorded an income tax benefit and a deferred tax asset of $920,000 because of the anticipated utilization of NOLs that will offset taxable gains recognized from the Sale-Leaseback Transactions. Income tax expense for the six months ended June 30,1997 reflects income taxes incurred by the Company during the period May 29, 1997 (the day following the Reorganization) through June 30, 1997. During the period January 1, 1997 through the date of the Reorganization (May 28, 1997), the Predecessor did not incur income tax expense because it was a partnership. See Note 12 to the Combined and Consolidated Financial Statements.
 (4) At the time of the Reorganization and as a result of the conversion from a non-taxable to a taxable entity, the Company recorded as a one-time charge to income a net deferred income tax expense of approximately $10.7 million resulting from the differences between the accounting and tax bases of the Company's assets and liabilities. See Note 16 to the Combined and Consolidated Financial Statements.
 (5) Amount represents loss on early extinguishment of debt. See Note 9 to the Combined and Consolidated Financial Statements.
 (6) In connection with the 1995 Roll-Up, $10.0 million of promissory notes were exchanged for $10.0 million of Preferred Partnership Interests bearing a 15% cumulative distribution right. From October 1994 (when such notes were created) through the 1995 Roll-Up, interest expense at 15% was recorded and paid. Following the 1995 Roll-Up, the Company has paid preferred 15% distributions to the holders of the Preferred Partnership Interests. From January 1996 to June 1996, the Company paid $324,000 of distributions with respect to $4.8 million of the Preferred Partnership Interests which were redeemed in June 1996 and were not eliminated. The remaining $5.2 million of the Preferred Partnership Interests were redeemed with a portion of the net proceeds from the Sale-Leaseback Transactions, and therefore distributions with respect to this $5.2 million portion of the Preferred Partnership Interests have been eliminated in the Pro Forma Statement of Operations data.
 (7) Reflects the Tax Distribution.
 (8) Except for one of the Predecessor Entities, the Predecessor and the Predecessor Entities, as partnerships, were exempt from U.S. Federal and state income taxes. The unaudited pro forma tax data reflects the effect on certain income statement data of income tax expense that would have been recorded had the Predecessor and the other Predecessor Entities not been exempt from paying such income taxes. Pro forma income tax expense has been calculated using statutory U.S. Federal and state tax rates and gives effect to the recognition in 1996 of the $920,000 deferred tax asset described in footnote (3) above.
 (9) The unaudited pro forma tax data for the six months ended June 30, 1997 does not give effect to a non-recurring $10.7 million ($1.10 per share) charge to income incurred at the time of the Reorganization in connection with the conversion from a non-taxable to a taxable entity and the resulting recognition of a deferred income tax liability for the differences between the accounting and tax bases of the Company's assets and liabilities. See footnote (4) above and Note 16 to the Combined and Consolidated Financial Statements.
(10) Reflects 7,812,500 shares issued in the Reorganization, plus 1,562,500 shares, representing the value of the $21.9 million principal amount of the Reorganization Note (based upon the IPO price of $14.00 per share). For the six months ended June 30, 1997, also includes the weighted average effect of (a) the 3,593,750 shares sold by the Company in the IPO; and (b) Common Stock equivalents.
(11) Gives effect to the following transactions as if they had occurred on January 1, 1996: (a) the Reorganization; (b) the sale of the 3,593,750 shares sold by the Company in the IPO; and (c) for the year ended December 31, 1996 data, the transactions described in footnote (1) above. See Note 16 to the Combined and Consolidated Financial Statements.
(12) Reflects 7,812,500 shares issued in the Reorganization, plus the 3,593,750 shares sold by the Company in the IPO.
(13) Adjusted to reflect the sale of the Debentures offered hereby.
(14) Adjusted EBITDA represents earnings before deductions for interest expense, income taxes, depreciation and amortization and excludes the non-recurring charge related to the 1995 Roll-Up and extraordinary loss from early extinguishment of debt. The Company believes that adjusted EBITDA provides additional information for determining its ability to meet its future debt service, capital expenditure and working capital requirements. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principals and should not be considered as an alternative to net income (loss) or income from operations as an indicator of the Company's operating performance, or to cash flows as a measure of the Company's liquidity.
(15) For purposes of this computation, interest expense includes capitalized and net interest expense.
(16) For purposes of this computation, earnings are defined as income (loss) before income taxes and extraordinary item and fixed charges (excluding capitalized interest). Fixed charges are defined as interest expensed and capitalized, amortization of capitalized financing costs, and the portion of operating lease rental expense that is representative of the interest factor. Earnings were inadequate to cover fixed charges for the year ended December 31, 1992 and the three months ended March 31, 1995 by $453,000 and $1.2 million, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a national senior living and health care services company providing a broad range of care and services to the elderly within a residential setting. The Company currently operates 22 senior living communities in 12 states with an aggregate capacity for approximately 5,800 residents. The Company currently owns 12 communities, leases three communities pursuant to long-term leases, and manages seven communities pursuant to management agreements. The Company's total revenues have grown from $17.8 million in 1992 to $75.6 million in 1996, an average annual growth rate of 43.5%. During the same period, the Company's income from operations has grown from $2.3 million to $15.6 million, an average annual growth rate of 61.7%.

     The Company completed the IPO and the Reorganization in the second quarter of 1997. The Company and its predecessors have owned, operated, or managed senior living communities since 1978. The Predecessor, ARCLP, was formed in February 1995 in connection with the 1995 Roll-Up. The 1995 Roll-Up, effective April 1, 1995, was accounted for as a purchase business combination by the Predecessor. The Company was incorporated in February 1997 for purposes of effecting the Reorganization and the IPO. See "The Company -- Reorganization." For the purposes of the following discussion, amounts for the year ended December 31, 1995 represent the sum of the combined results of operations of the Predecessor and Predecessor Entities for the period from January 1, 1995 through March 31, 1995 and the consolidated results of operations of the Predecessor for the period from April 1, 1995 (the effective date of the 1995 Roll-Up) through December 31, 1995 and amounts for the six months ended June 30, 1997 represent the sum of the results of operations of the Predecessor for the period January 1, 1997 through May 28, 1997 and the results of operations of the Company for the period May 29, 1997 through June 30, 1997. See Note 1 to the Combined and Consolidated Financial Statements.

     In its early history, the Company focused its efforts on providing contract management, marketing, and development services primarily to third parties. Beginning in 1990 and continuing through 1996, the Company embarked on a strategy of acquiring senior living communities through the Predecessor Entities and the Predecessor. During that period, the Company acquired 12 of the communities it now owns or leases. From 1994 through 1996, the Company acquired eight of these senior living communities, with an aggregate capacity for 2,212 residents, at a total cost of approximately $139.0 million. See Note 3 to the Combined and Consolidated Financial Statements.

     During the next three years, the Company intends to develop approximately 35 free-standing assisted living residences with an aggregate capacity for approximately 2,900 residents at an aggregate estimated cost to complete and lease-up such residences of approximately $250.0 million to $300.0 million. The Company is currently constructing an $11.6 million expansion at one of its owned communities and is constructing, on behalf of the lessor, a $14.0 million expansion at one of its leased communities. In addition, the Company plans to commence additional expansions at six of its owned communities, which are expected to cost approximately $60.0 million to $70.0 million to complete and lease-up. These eight expansion projects will add capacity to accommodate approximately 700 additional residents. The development of assisted living residences typically involves a substantial commitment of capital over a twelve month construction period, during which no revenues are generated, followed by a twelve month lease-up period. The Company anticipates that newly opened or expanded communities will operate at a loss during a substantial portion of the lease-up period. See " -- Liquidity and Capital Resources" and "Risk
Factors -- Losses from Newly Developed Residences and Acquisitions" and "Risk Factors -- No Assurance as to Ability to Develop Additional Assisted Living Residences." In addition to the expansion of its owned and leased communities, the Company is currently managing the expansion of one of its managed communities.

     The Company's growth strategy also includes the acquisition of free-standing assisted living residences and, to a lesser extent, other senior living communities; home health care agencies; and other properties or businesses that are complementary to the Company's operations and growth strategy.

     The Company's total revenues are comprised of (i) resident and health care revenues, which include all resident and home health care agency fees, and (ii) management services revenues, which include fees, net of reimbursements, for the development, marketing, and management of facilities owned by third parties. The Company's resident and health care revenues are derived primarily from three principal sources: (i) monthly service fees from independent and assisted living residents, representing 73.5% and 73.7% of total revenues for the six months ended June 30, 1997 and 1996, respectively, and 75.5%, 71.6%, and 61.9% of total revenues for the years ended December 31, 1996, 1995, and 1994, respectively;
(ii) per diem charges from nursing patients, representing 14.0% and 15.1% of total revenues for the six months ended June 30, 1997 and 1996, respectively, and 13.7%, 17.2%, and 29.1% of total revenues for the years ended December 31, 1996, 1995, and 1994, respectively; and (iii) per visit billings from home health care patients and companion services clients, representing 10.3% and 8.6% of total revenues for the six months ended June 30, 1997 and 1996, respectively, and 8.5%, 7.7%, and 1.9% of total revenues for the years ended December 31, 1996, 1995, and 1994, respectively. Management services revenues represented 2.2% and 2.6% of total revenues for the six months ended June 30, 1997 and 1996, respectively, and 2.3%, 3.5%, and 7.1% of total revenues for the years ended December 31, 1996, 1995, and 1994, respectively. Approximately 89.2% and 91.3% of the Company's total revenues for the six months ended June 30, 1997 and 1996, respectively, and 92.4%, 91.2%, and 93.0% of the Company's total revenues for the years ended December 31, 1996, 1995, and 1994, respectively, were attributable to private pay sources, with the balance attributable to Medicare (10.7% for the six months ended June 30, 1997 and 7.5% for the year ended December 31, 1996), including Medicare-related private co-insurance, and Medicaid (0.1% for the six months ended June 30, 1997 and the year ended December 31, 1996).

     The Company's operating expenses are comprised, in general, of (i) community operating expense, which includes all operating expenses of the Company's owned or leased facilities, including the expenses of its home health care agencies; (ii) lease expense; (iii) general and administrative expense, which includes all corporate office overhead; and (iv) depreciation and amortization expense.

RESULTS OF OPERATIONS

     The Company operates senior living communities and home health care agencies under three general types of arrangements: fee ownership, leases, and management agreements. Currently, the Company owns 12 senior living communities and ten home health care agencies; leases three communities; and operates seven communities and five home health care agencies pursuant to management agreements.

     Ownership of senior living communities and home health care agencies typically requires a larger capital investment than managed or leased operations, but provides maximum control over operations and all growth in owned community and agency revenues flows directly to the Company. The Company's lease arrangements are typically for terms of ten to 15 years, include renewal options, and provide for a contractually fixed rent, plus additional rent, subject to certain limits, based upon the gross revenues of the community. The Company's lease agreements also typically limit the Company's right to operate other senior living communities within a limited geographic area adjacent to the leased community during the term of the lease and for one year thereafter. Leased communities require a longer commitment and a larger capital investment by the Company than managed communities, but provide a more stable source of revenue because of their longer terms and provide a greater opportunity for long-term revenue growth.

     The Company's community management agreements are generally for terms of three to five years, but may be canceled by the owner of the community, without cause, on three to six months notice. Pursuant to the management agreements, the Company is generally responsible for providing management personnel, marketing, nursing, resident care and dietary services, accounting and data processing reports, and other services for these communities at the owner's expense. The Company receives a monthly fee for its services based on either a contractually fixed amount or a percentage of revenues or income. Certain management agreements also provide the Company with an incentive fee based on various performance goals. The Company's current management agreements expire on various dates between April 1998 and July 2000.

     The Company's home health care agency management agreements are generally for terms of three years, but may be canceled by the owner of the agency, without cause, on thirty days written notice. Pursuant to the management agreements, the Company is generally responsible for providing operational oversight, utilization review, billing, accounting, data processing services, and other services. The Company receives a monthly fee for its services based on a contractual fee per visit. The Company's current home health care agency management agreements expire between February 2000 and July 2000.

     The following tables set forth, for the periods indicated, selected Statement of Operations data in thousands of dollars and expressed as a percentage of total revenues, and certain resident capacity and occupancy data.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------
                                                                   1994              1995              1996
                                                              ---------------   ---------------   ---------------
                                                                 $        %        $        %        $        %
                                                              -------   -----   -------   -----   -------   -----
STATEMENT OF OPERATIONS DATA:
Resident and health care revenue............................  $30,979    92.9%  $59,000    96.5%  $73,878    97.7%
Management services revenue.................................    2,362     7.1     2,119     3.5     1,739     2.3
                                                              -------   -----   -------   -----   -------   -----
        Total revenues......................................   33,341   100.0    61,119   100.0    75,617   100.0
Community operating expense.................................   21,780    65.3    38,785    63.5    46,960    62.1
Lease expense...............................................       --      --        --      --        --      --
General and administrative..................................    3,455    10.4     4,554     7.5     6,200     8.2
Depreciation and amortization...............................    2,891     8.7     5,661     9.3     6,906     9.1
                                                              -------   -----   -------   -----   -------   -----
        Total operating expenses............................   28,126    84.4    49,000    80.2    60,066    79.4
                                                              -------   -----   -------   -----   -------   -----
        Income from operations..............................    5,215    15.6    12,119    19.8    15,551    20.6
Interest expense............................................   (5,354)  (16.0)  (10,300)  (16.9)  (12,160)  (16.1)
Interest income.............................................      203     0.6       378     0.6       434     0.6
Other income (expense)......................................       98     0.3       (94)   (0.1)      788     1.0
                                                              -------   -----   -------   -----   -------   -----
  Other expense, net........................................   (5,053)  (15.1)  (10,016)  (16.4)  (10,938)  (14.5)
                                                              -------   -----   -------   -----   -------   -----
  Income before income taxes and extraordinary item.........      162     0.5     2,103     3.4     4,613     6.1
Income tax expense (benefit)................................       --      --        75    (0.1)     (920)    1.2
                                                              -------   -----   -------   -----   -------   -----
Income before extraordinary item............................      162     0.5     2,028     3.3     5,533     7.3
Extraordinary item..........................................       --      --        --      --     2,335     3.1
                                                              -------   -----   -------   -----   -------   -----
Net income..................................................  $   162     0.5%  $ 2,028     3.3%  $ 3,198     4.2%
                                                              =======   =====   =======   =====   =======   =====

                                                                   SIX MONTHS ENDED JUNE 30,
                                                               ----------------------------------
                                                                     1996              1997
                                                               ----------------   ---------------
                                                                  $         %        $        %
                                                               --------   -----   -------   -----
STATEMENT OF OPERATIONS DATA:
Resident and health care revenue............................   $ 33,888    97.4%  $43,424    97.8%
Management services revenue.................................        918     2.6       965     2.2
                                                               --------   -----   -------   -----
        Total revenues......................................     34,806   100.0    44,389   100.0
Community operating expense.................................     21,727    62.4    27,519    62.0
Lease expense...............................................         --      --     1,072     2.4
General and administrative..................................      2,421     7.0     4,070     9.2
Depreciation and amortization...............................      3,165     9.1     3,206     7.2
                                                               --------   -----   -------   -----
        Total operating expenses............................     27,313    78.5    35,867    80.8
                                                               --------   -----   -------   -----
        Income from operations..............................      7,493    21.5     8,522    19.2
Interest expense............................................     (4,733)  (13.6)   (6,611)  (14.9)
Interest income.............................................        132     0.4       364     0.8
Other income (expense)......................................         (8)     --       (61)   (0.1)
                                                               --------   -----   -------   -----
  Other expense, net........................................     (4,609)  (13.2)   (6,308)  (14.2)
                                                               --------   -----   -------   -----
  Income before income taxes and extraordinary item.........      2,884     8.3     2,214     5.0
Income tax expense -- current...............................         --      --        92    (0.2)
Income tax expense -- deferred..............................         --      --    10,728   (24.2)
                                                               --------   -----   -------   -----
Income before extraordinary item............................      2,884     8.3    (8,606)  (19.4)
Extraordinary item..........................................     (2,335)   (6.7)       --      --
                                                               --------   -----   -------   -----
Net income (loss)...........................................   $    549     1.6%  $(8,606)  (19.4)%
                                                               ========   =====   =======   =====

                                                                                             SIX MONTHS
                                                                      YEAR ENDED               ENDED
                                                                     DECEMBER 31,             JUNE 30,
                                                                -----------------------    --------------
                                                                1994     1995     1996     1996     1997
                                                                -----    -----    -----    -----    -----
OPERATING DATA:
End of period capacity:
  Owned.....................................................    2,141    2,594    3,369    3,369    3,002
  Leased....................................................       --       --       --       --      573
  Managed...................................................    3,315    3,008    2,159    2,159    2,159
                                                                -----    -----    -----    -----    -----
        Total...............................................    5,456    5,602    5,528    5,528    5,734
                                                                =====    =====    =====    =====    =====
Average occupancy rate:
  Owned.....................................................       89%      93%      94%      93%      94%
  Leased....................................................       --       --       --       --       93
  Managed...................................................       93       91       91       90       93
                                                                -----    -----    -----    -----    -----
        Total...............................................       90%      92%      92%      92%      93%
                                                                =====    =====    =====    =====    =====
End of period occupancy rate:
  Owned.....................................................       91%      94%      96%      93%      93%
  Leased....................................................       --       --       --       --       84
  Managed...................................................       96       91       92       88       93
                                                                -----    -----    -----    -----    -----
        Total...............................................       94%      92%      94%      91%      92%
                                                                =====    =====    =====    =====    =====
Stabilized average occupancy rate(1):
  Owned.....................................................       89%      93%      94%      94%      95%
  Leased....................................................       --       --       --       --       94
  Managed...................................................       93       95       95       95       94
                                                                -----    -----    -----    -----    -----
        Total...............................................       91%      94%      95%      94%      95%
                                                                =====    =====    =====    =====    =====

---------------

(1) Includes communities or expansions thereof that have (i) achieved 95% occupancy or (ii) been open at least 12 months. The 12-month stabilization period may be extended for certain large retirement communities. In the table above, the stabilized results for the 1996 periods do not include a large managed community with a capacity for over 240 residents which opened in May 1995.

     The following table sets forth certain selected financial and operating data on a Same Facility basis. For purposes of the following discussion, "Same Facility basis" refers to communities that were owned and leased by the Company throughout each of the periods being compared. Revenues on a Same Facility basis do not include any management services revenues.

                                                                                           SIX MONTHS
                             YEAR ENDED                     YEAR ENDED                        ENDED
                            DECEMBER 31,                   DECEMBER 31,                     JUNE 30,
                          -----------------              -----------------              -----------------
                           1994      1995     % CHANGE    1995      1996     % CHANGE    1996      1997     % CHANGE
                          -------   -------   --------   -------   -------   --------   -------   -------   --------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS DATA:
Monthly/per diem service
  fees..................  $26,384   $29,040     10.1%    $46,398   $48,888      5.4%    $28,803   $30,962      7.5%
Home health and
  companion services
  revenue...............      627     2,699    330.5%      2,699     3,789     40.4%      3,010     4,424     47.0%
                          -------   -------              -------   -------              -------   -------
  Resident and health
    care revenue........   27,011    31,739     17.5%     49,097    52,677      7.3%     31,813    35,386     11.2%
Community operating
  expense...............   19,212    21,795     13.4%     32,854    34,314      4.4%     20,570    22,866     11.2%
                          -------   -------              -------   -------              -------   -------
  Resident income from
    operations(1).......  $ 7,799   $ 9,944     27.5%    $16,243   $18,363     13.1%    $11,243   $12,520     11.4%
                          =======   =======              =======   =======              =======   =======
  Resident income from
    operations
    margin(1)(2)........     28.9%     31.3%                33.1%     34.9%                35.3%     35.4%
OTHER DATA:
Average occupancy
  rate(3)...............       88%       91%                  92%       94%                  94%       96%
Average monthly revenue
  per occupied
  unit(4)...............  $ 2,322   $ 2,467      6.2%    $ 2,217   $ 2,295      3.5%    $ 2,200   $ 2,337      5.3%
Average monthly expense
  per occupied
  unit(5)...............  $ 1,639   $ 1,665      1.6%    $ 1,465   $ 1,475      0.7%    $ 1,398   $ 1,471      5.2%

---------------

(1) "Resident income from operations" and "Resident income from operations margin" are not measures of performance determined in accordance with generally accepted accounting principles. This information is included because the Company believes it is useful for investors in measuring trends in operating cash flow and community performance on a Same Facility basis. Resident income from operations reflects resident and health care income from operations on a Same Facility basis before depreciation and amortization and lease expense. These excluded items are significant components in understanding and assessing the operating performance of the Company as a whole. The following table reconciles resident income from operations and income from operations as determined in accordance with generally accepted accounting principles on a Same Facility basis:

                                                                                           SIX MONTHS
                                                YEAR ENDED           YEAR ENDED              ENDED
                                               DECEMBER 31,         DECEMBER 31,            JUNE 30,
                                             ----------------    ------------------    ------------------
                                              1994      1995      1995       1996       1996       1997
                                             ------    ------    -------    -------    -------    -------
                                                                (DOLLARS IN THOUSANDS)
    Resident income from operations........  $7,799    $9,944    $16,243    $18,363    $11,243    $12,520
      Lease expense........................      --        --         --         --         --      1,027
      Depreciation and amortization........   2,533     3,090      4,648      4,332      2,642      2,260
                                             ------    ------    -------    -------    -------    -------
    Income from operations.................  $5,266    $6,854    $11,595    $14,031    $ 8,601    $ 9,233
                                             ======    ======    =======    =======    =======    =======
    Income from operations margin..........    19.5%     21.6%      23.6%      26.6%      27.0%      26.1%

     This information should be considered in conjunction with the historical and pro forma financial statements of the Company included elsewhere in this Prospectus.
(2) "Resident income from operations margin" represents "Resident income from operations" as a percentage of "Resident and health care revenue."

(3) Average occupancy rate is based on the ratio of occupied apartments to available apartments expressed on a monthly basis for independent and assisted living residences, and occupied beds to available beds on a per diem basis for nursing beds.
(4) Average monthly revenue per occupied unit is total annual resident and health care revenues, excluding home health care agency and companion services fees, divided by total occupied apartments and nursing beds, expressed on a monthly basis.
(5) Average monthly expense per unit is total annual community operating expenses, excluding home health care agency and companion services expenses, divided by total occupied apartments and nursing beds, expressed on a monthly basis.

SIX MONTHS ENDED JUNE 30, 1997 COMPARED WITH THE SIX MONTHS ENDED JUNE 30, 1996

     Revenues. Total revenues were $44.4 million for the six months ended June 30, 1997 compared to $34.8 million for the comparable period in 1996, representing an increase of $9.6 million, or 27.5%. Resident and health care revenues increased by $9.5 million, and management services revenues increased by $47,000. Of the increase in resident and health care revenues, $6.0 million, or 62.7%, was attributable to revenues derived from two senior living communities acquired in May 1996, one assisted living residence acquired in May 1997, and one assisted living residence leasehold acquired in May 1997. The remaining $3.6 million, or 37.3%, of such increase was attributable to Same Facility growth.

     Revenues attributable to Same Facilities were $35.4 million for the six months ended June 30, 1997, representing an increase of $3.6 million, or 11.2%, over 1996. Home health care agency and companion services fees on a Same Facility basis increased by $1.4 million, or 47%, over the comparable 1996 period. Monthly/per diem service fee revenue on a Same Facility basis increased $2.2 million, or 7.5%, over the comparable 1996 period. Of this increase, 5.5% was due primarily to increases in average rates (including Medicare rate adjustments) and 2.0% was due to higher occupancy. Same Facility average occupancy rates increased to 95.6% for the six months ended June 30, 1997 from 93.6% for the comparable period in 1996.

     Community Operating Expenses. Community operating expenses increased to $27.5 million for the six months ended June 30, 1997, as compared to $21.7 million for the comparable period in 1996, representing an increase of $5.8 million, or 26.7%. Of the increase in community operating expenses, $3.5 million, or 60.3%, was attributable to expenses from acquired living communities and acquired and newly leased assisted living residences, and 39.6% of the increase was attributable to Same Facility operating expenses, which increased by $2.3 million, or 11.2%, over the comparable 1996 period. Of such increase, $948,000 was attributable to increases in home health care agency and companion services expenses. Same Facility operating expenses, exclusive of home health care agency and companion services expenses, increased 7.4% for the six months ended June 30, 1997 as compared to the comparable period in 1996. Community operating expense as a percentage of resident and health care revenues declined to 63.4% for the six months ended June 30, 1997 from 64.1% for the comparable period in 1996. Same Facility community operating expense as a percentage of Same Facility resident and health care revenues declined to 64.6% for the six months ended June 30, 1997 from 64.7% for the comparable period in 1996. Same Facility operating expenses exclusive of home health agency and companion services expenses as a percentage of Same Facility revenues, exclusively of home health and companion services revenue decreased to 62.9% for the six months ended June 30, 1997 from 63.0% for the comparable period in 1996.

     General and Administrative. General and administrative expense increased to $4.1 million for the six months ended June 30, 1997, as compared to $2.4 million for the comparable period in 1996, representing an increase of $1.6 million, or 68.1%. Of this increase, $580,000 was directly related to the growth of the Company's home health care agencies and $427,000 of the increase related to salary and wage expenses of new employees. The remaining increase of approximately $642,000 resulted from continued investments in infrastructure necessary to support the Company's growth. General and administrative costs as a percentage of total revenues increased to 9.2% for the six months ended June 30, 1997 from 7.0% for the comparable period in 1996.

     Lease Expense. The Company incurred lease expense of $1.1 million for the six months ended June 30, 1997, primarily as a result of the Sale-Leaseback Transaction, as well as the acquisition of a leasehold interest in an assisted living residence in May 1997. The Company did not incur lease expense prior to the Sale-Leaseback Transaction.

     Depreciation and Amortization. Depreciation and amortization expense increased to $3.2 million for the six months ended June 30, 1997, representing an increase of $41,000, or 1.3% over the comparable period of the previous year. This outcome was primarily the result of decreases related to the Sale-Leaseback Transaction partially offset by increases related to the acquisitions of two retirement communities in May 1996 and one assisted living residence in May 1997. Same Facility depreciation and amortization expense decreased to $2.3 million for the six months ended June 30, 1997 from $2.6 million for the six months ended June 30, 1996, as result of the Sale-Leaseback Transaction.

     Other Income (Expense). Interest expense increased to $6.6 million for the six months ended June 30, 1997 from $4.7 million for the comparable period in 1996, representing an increase of $1.9 million, or 39.7%. The increase in interest expense was related to indebtedness incurred in connection with the acquisition of two senior living communities in May 1996. Interest expense, as a percentage of total revenues, increased to 14.9% for the six months ended June 30, 1997 from 13.6% in 1996. Interest income increased to $364,000 for the six months ended June 30, 1997 from $132,000 for the comparable period in 1996, primarily as a result of interest income earned from the investment of the remaining net proceeds from the IPO.

     Income Tax Expense. The conversion from a non-taxable limited partnership to a taxable corporation in May 1997 resulted in a one-time $10.7 million charge of income related to the recognition of a net deferred income tax liability for the amount of the difference between the accounting and tax bases of the Company's assets and liabilities.

     Extraordinary Loss. In the six months ended June 30, 1996, the Company wrote off $2.3 million of financing costs in connection with the refinancing of $62.1 million of mortgage financing.

     Net Income (Loss). As a result of the foregoing factors, the Company reported a net loss of $8.6 million for the six months ended June 30, 1997. Adjusting for the effect of the income tax charge referenced above, the Company reported pro forma net income of $1.4 million for the six months ended June 30, 1997. For the six months ended June 30, 1996, the Company reported pro forma net income before extraordinary item of $1.8 million, pro forma net income before extraordinary item available for distribution to partners and shareholders of $1.1 million, and net income of $549,000.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1995

     Revenues. Total revenues were $75.6 million in 1996 compared to $61.1 million in 1995, representing an increase of $14.5 million, or 23.7%. Resident and health care revenues increased by $14.9 million, which was offset, in part, by a decrease in management services revenues of $380,000. Of the increase in resident and health care revenues, $11.3 million, or 75.9%, was attributable to revenues derived from acquired senior living communities, with the remaining $3.6 million, or 24.1%, of such increase attributable to Same Facility growth. During 1995 and 1996, the Company acquired four senior living communities that the Company had previously managed, resulting in a decrease in management services revenues in 1996 to $1.7 million, as compared to $2.1 million in 1995.

     Revenues attributable to Same Facilities were $52.7 million in 1996, representing an increase of $3.6 million, or 7.3%, over 1995. Home health care agency and companion services fees on a Same Facility basis increased by $1.1 million, or 40.4%, over 1995. Monthly/per diem service fee revenue on a Same Facility basis increased $2.5 million, or 5.4%, over 1995. Of this increase, 3.3% was due primarily to rate increases and 2.1% was due to higher occupancy. Same Facility average occupancy rates increased from 92% in 1995 to 94% in 1996. Same Facility end of year occupancy rates increased from 93% in 1995 to 96% in 1996.

     Community Operating Expense. Community operating expense increased to $47.0 million in 1996, as compared to $38.8 million in 1995, representing an increase of $8.2 million, or 21.1%. Of the increase in community operating expense, $6.7 million, or 82.0%, was attributable to expenses from acquired senior living communities, and 18.0% of this increase was attributable to Same Facility operating expenses, which increased by $1.5 million, or 4.4%, over 1995. Of such increase, $695,000 was attributable to increases in home health care agency and companion services expenses. Same Facility operating expenses, exclusive of home health care agency and companion services expenses, increased 2.5% in 1996 as compared to 1995. Community operating expense as a percentage of resident and health care revenues declined to 63.6% in 1996 from 65.7% in 1995. Same Facility community operating expense as a percentage of Same Facility resident and health care revenues declined to 65.1% in 1996 from 66.9% in 1995, primarily due to improved economies of scale resulting from higher occupancy.

     General and Administrative. General and administrative expense increased to $6.2 million in 1996, as compared to $4.6 million in 1995, representing an increase of $1.6 million, or 36.1%. General and administrative expense as a percentage of total revenues increased to 8.2% in 1996 from 7.5% in 1995. Of this increase in general and administrative expense, $546,000 was directly related to the creation of a new operating department by the Company in 1996 to manage the Company's home health care agencies, which had previously been managed by a third party. The remaining increase of approximately $1.1 million resulted from continued investments in infrastructure necessary to support the Company's growth, including the incurrence of costs related to personnel training, the expansion of the development services department, the upgrade of management information systems, and the centralization of the Company's accounting staff and functions.

     Depreciation and Amortization. Depreciation and amortization expense increased to $6.9 million in 1996 from $5.7 million in 1995, representing an increase of $1.2 million, or 22.0%. This increase was primarily the result of depreciation associated with acquisitions and amortization of related financing costs, offset in part by a decrease in amortization resulting from the write-off of certain financing costs. As a result of the Sale-Leaseback Transactions effected in January 1997, the Company expects Same Facility depreciation and amortization expense to decrease in the future, which decrease will be offset, in part, by increased lease expense.

     Other Income (Expense). Interest expense increased to $12.2 million in 1996 from $10.3 million in 1995, representing an increase of $1.9 million, or 18.1%. The increase in interest expense was related to indebtedness incurred in connection with the acquisition of senior living communities. Interest expense, as a percentage of total revenues, declined to 16.1% in 1996 from 16.9% in 1995. Interest income increased to $434,000 in 1996 from $378,000 in 1995. The Company had other income of $788,000 in 1996, including a gain on the sale of assets of $874,000, compared to other expense of $94,000 in 1995. The 1995 other expense included: (i) $981,000 of nonrecurring expense related to the 1995 Roll-Up; (ii) a gain on the sale of assets of $1.1 million; and (iii) other non-operating expenses of $256,000. As a result of the Sale-Leaseback Transactions, the Company expects Same Facility interest expense will decrease in the future, which decrease will be offset, in part, by increased lease expense.

     Income Tax Expense (Benefit). At December 31, 1996, the Company had NOLs of approximately $5.4 million. In 1996, the Company recognized an income tax benefit of $920,000 because of the anticipated utilization of such net operating loss carryforwards to offset taxable gains related to the Sale-Leaseback Transactions. The provision for income taxes reflects income tax expense of only one of the Predecessor Entities, because the Predecessor and the other Predecessor Entities were partnerships.

     Extraordinary Loss. In 1996, the Company wrote off $2.3 million of financing costs in connection with the refinancing of $62.1 million of mortgage financing.

     Net Income. As a result of the foregoing factors, net income increased to $3.2 million ($5.5 million before extraordinary item) in 1996 from $2.0 million in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1994

     Revenues. Total revenues were $61.1 million in 1995 compared to $33.3 million in 1994, representing an increase of $27.8 million, or 83.3%. Resident and health care revenues increased by $28.0 million, which was offset, in part, by a decrease in management services revenues of $243,000. Of the increase in resident and health care revenues, $23.3 million, or 83.1%, was attributable to revenues derived from acquired senior living communities, with the remaining $4.7 million, or 16.9%, of such increase attributable to Same Facility growth. During 1994 and 1995, the Company acquired six senior living communities, three of which had been previously managed by the Company, resulting in a decrease in management services revenues in 1995 to $2.1 million, as compared to $2.4 million in 1994.

     Revenues attributable to Same Facilities were $31.7 million in 1995, representing an increase of $4.7 million, or 17.5%, over 1994. Home health care agency and companion services fees on a Same Facility basis increased by $2.1 million, or 330.5%, over 1994. Monthly/per diem service fee revenue on a Same Facility basis increased $2.6 million, or 10.1%, over 1994. Of this increase, 7.1% was due primarily to rate increases and 3.0% was due to higher occupancy. Same Facility average occupancy rates increased from 88% in 1994 to 91% in 1995. Same Facility end of year occupancy rates increased from 90% in 1994 to 92% in 1995.

     Community Operating Expense. Community operating expense increased to $38.8 million in 1995, as compared to $21.8 million in 1994, representing an increase of $17.0 million, or 78%. Of the increase in community operating expense, $14.4 million, or 84.8%, was attributable to operating expenses from acquired senior living communities, and 15.2% of this increase was attributable to Same Facility operating expenses, which increased by $2.6 million, or 13.4%, over 1994. Of such increase, $1.6 million was attributable to increases in home health care agency and companion services expenses. Same Facility operating expenses, exclusive of home health care agency and companion services expenses, increased 5.2% in 1995 as compared to 1994. Community operating expense as a percentage of resident and health care revenues declined to 65.7% in 1995 from 70.3% in 1994. Same Facility community operating expense as a percentage of Same Facility resident and health care revenues increased to 71% in 1995 from 69% in 1994.

     General and Administrative. General and administrative expense increased to $4.6 million in 1995, as compared to $3.5 million in 1994, representing an increase of $1.1 million, or 31.8%. General and administrative expense as a percentage of total revenues decreased to 7.5% in 1995 from 10.4% in 1994. The majority of the increase resulted from costs incurred in connection with increased personnel costs incurred to support the Company's growth, including costs associated with the upgrade of management information systems and the centralization of the Company's accounting staff and functions.

     Depreciation and Amortization. Depreciation and amortization expense increased to $5.7 million in 1995 from $2.9 million in 1994, representing an increase of $2.8 million, or 95.8%. This increase was primarily the result of depreciation associated with acquisitions and amortization of related financing costs.

     Other Income (Expense). Interest expense increased to $10.3 million in 1995 from $5.4 million in 1994, representing an increase of $4.9 million, or 92.4%. The increase in interest expense was related to indebtedness incurred in connection with the acquisition of senior living communities. Interest expense, as a percentage of total revenues, increased to 16.9% in 1995 from 16.1% in 1994. Interest income increased to $378,000 in 1995 from $203,000 in 1994. The Company had other expense of $94,000 in 1995 compared to other income of $98,000 in 1994, primarily as a result of $981,000 of nonrecurring expenses related to the 1995 Roll-Up, and $313,000 of other expenses associated with a 1995 acquisition, which was offset, in part, by a $1.1 million gain on sale of assets.

     Net Income. As a result of the foregoing factors, net income increased to $2.0 million in 1995 from $162,000 in 1994.

LIQUIDITY AND RESOURCES

     The Company sold 3,593,750 shares of Common Stock in the IPO in the second quarter of 1997 and received net proceeds (after deducting the underwriting discount and expenses) of approximately $45.2 million. The Company used approximately $21.9 million of the net proceeds from the IPO to repay the Reorganization Note to the limited partners of the Predecessor. The Company has been using and will continue to use the remaining $23.3 million of the net proceeds from the IPO to fund the Company's growth strategy. See
"Business -- Growth Strategy."

     The Company has traditionally financed its activities from net proceeds from private placements of equity interests, long-term mortgage borrowing, and cash flows from operations. At June 30, 1997, the Company had $167.3 million of indebtedness outstanding, including $144.3 million payable to GECC, with fixed maturities ranging from December 31, 2001 to April 30, 2003. The Company has the capacity to borrow up to an additional $17.0 million from GECC to finance future acquisitions or expansions. The Company also maintains a $2.5 million secured line of credit with a bank that is available for working capital and to secure various debt instruments. At June 30, 1997, approximately $2.3 million of this line of credit had been used to obtain letters of credit. The Company also maintains a $5.0 million line of credit with a bank that is available for land acquisitions. At June 30, 1997, $2.9 million was outstanding under this line of credit.

     Except for the Company's $2.5 million line of credit, each of the Company's debt agreements contain restrictive covenants that generally relate to the use, operation, and disposition of the community or communities that serve as collateral for the indebtedness thereunder, and prohibit the further encumbrance of such community or communities without the consent of the applicable lender. Additionally, substantially all of such indebtedness is cross-defaulted. The Company does not believe such restrictions are material to its business because the Company does not intend to further encumber its owned properties and does not believe the covenants relating to the use, operation, and disposition of its communities materially limit its operations.

     The Company's $2.5 million line of credit, under which $2.3 million was outstanding as of June 30, 1997, contains covenants prohibiting, among other things, the incurrence of additional debt or liens on the Company's assets, the acquisition or disposition of properties or businesses owned by the Company, and a change in the management of the Company. Such credit agreement also contains financial covenants that require the Company to maintain certain prescribed debt service coverage, liquidity, and capital expenditure reserve levels. The Company does not believe that such covenants materially limit its operations because the Company believes that, if necessary, it will have sufficient resources to repay such indebtedness to obtain relief from such covenants.

     All of the Company's owned communities are subject to mortgages. Except for the Company's Homewood Residence at Corpus Christi, Richmond Place, and Homewood Residence at Tarpon Springs communities, each of the Company's owned communities serves as blanket collateral for the indebtedness payable to GECC described above. The Homewood Residence at Corpus Christi community is subject to a $4.7 million mortgage in favor of NHI. See "Business -- Recent and Pending Acquisitions." The Richmond Place community is the subject of an approximately $8.0 million revenue bond financing, which is supported by an approximately $8.0 million letter of credit that is secured by a mortgage on the community. The Homewood Residence at Tarpon Springs community is subject to a $3.5 million mortgage in favor of a bank.

     As of June 30, 1997, approximately 71.1% of the Company's indebtedness bore interest at fixed rates, with a weighted average interest rate of 8.6%. The Company's variable rate indebtedness carried an average rate of 7.9% as of June 30, 1997. Less than 15% of the Company's currently outstanding indebtedness matures before December 31, 2002. Currently, the Company's minimum annual lease obligations are approximately $3.0 million. The Company expects to service current outstanding indebtedness and lease obligations with internally generated funds.

     At June 30, 1997, the Company was obligated to pay annual rental obligations under long-term leases of approximately $3.0 million. As of June 30, 1997, the Company's existing debt and lease agreements required aggregate annual payments for the years ended December 31, 1997, 1998, 1999, 2000, and 2001, assuming no change in the Company's average interest cost (8.4% at June 30, 1997), ranging from $20.7 million to $22.9 million. In addition, the Company intends to incur significant additional indebtedness and lease obligations and therefore expects its annual debt service and lease payment obligations for such periods to be significantly greater than the amounts set forth in the preceding sentence.

     The Company has entered into non-binding letters of intent with respect to the REIT Facilities pursuant to which NHP and NHI, at the Company's request and upon satisfaction of certain conditions, would develop, construct, or acquire up to $110.0 million and $100.0 million, respectively, of senior living communities and lease the communities to the Company.

     Net cash provided by operating activities was $11.7 million, $9.0 million, and $3.5 million for the fiscal years ended December 31, 1996, 1995, and 1994, respectively, and $4.7 million and $8.2 million for the six months ended June 30, 1997 and 1996, respectively. Unrestricted cash balances were $3.2 million, $3.8 million, and $2.9 million at December 31, 1996, 1995, and 1994, respectively. As of June 30, 1997, unrestricted cash balances were $21.8 million.

     Net cash used by investing activities totaled $67.6 million, $11.0 million, and $46.3 million for the fiscal years ended December 31, 1996, 1995, and 1994, respectively. Over this period, the Company acquired an aggregate of $139.0 million of senior living community assets, and made capital expenditures in an aggregate amount of $10.9 million. During the same period, the Company sold an aggregate of $2.8 million of assets. Net cash provided by investing activities was $3.4 million for the six months ended June 30, 1997, as compared to net cash used of $64.5 million for the six months ended June 30, 1996. During the six months ended June 30, 1997, the Company acquired an aggregate of $11.5 million of assisted living residence assets, sold $28.8 million of assets, and made $10.9 million of capital expenditures at certain of its owned communities.

     Net cash provided by financing activities was $55.3 million, $2.9 million, and $42.6 million for the fiscal years ended December 31, 1996, 1995, and 1994, respectively. Proceeds from the issuance of long-term debt was $73.9 million, $26.7 million, and $49.0 million in 1996, 1995, and 1994, respectively, including $23.5 million of debt assumed by the Company pursuant to acquisitions in 1995. The Company also raised $11.0 million in a private placement of equity in 1995. The Company retired debt in the amount of $5.5 million, $4.3 million, and $2.5 million in 1996, 1995, and 1994, respectively; made or accrued cash distributions to its partners of $7.1 million, $6.6 million, and $2.6 million in 1996, 1995, and 1994, respectively; and redeemed all of the outstanding Preferred Partnership Interests for $10.0 million in 1996. Net cash used by financing activities was $10.6 million and $59.4 million for the six months ended June 30, 1997 and 1996, respectively. During the six months ended June 30, 1997, the Company repaid $14.6 million of indebtedness with a portion of the proceeds from the Sale-Leaseback Transactions, repaid a $2.3 million term loan, and made $3.6 million of principal payments on its long-term debt. The Company paid the $2.5 million Tax Distribution to its partners in the second quarter of 1997. The Company does not anticipate declaring or paying cash dividends on the Common Stock in the foreseeable future. The Company intends to retain future earnings to finance the operation and expansion of the Company's business. See "Dividend Policy and Prior Distributions."

     In January 1997, the Company effected the Sale-Leaseback Transactions with respect to its Holley Court Terrace and Trinity Towers senior living communities and realized net cash proceeds therefrom of $27.6 million. Of such proceeds, $14.6 million were used to retire indebtedness and $5.2 million were used to redeem the Predecessor's outstanding Preferred Partnership Interests (which redemption had been accrued as of December 31, 1996). The Sale-Leaseback Transactions resulted in a gain of approximately $4.4 million, which will be recognized over the ten-year initial term of the lease.

     In May 1997, the Company acquired an assisted living residence in Tarpon Springs, Florida. The purchase price for the residence was $4.6 million and was financed primarily through a $3.5 million mortgage loan provided by a bank. The residence was licensed and opened in August 1997.

     In May 1997, the Company acquired the Homewood Residence at Corpus Christi community and acquired a long-term leasehold in the Homewood Residence at Victoria community. The purchase price for the Corpus Christi community was approximately $5.8 million, and the Company financed the acquisition primarily through a $4.7 million mortgage loan provided by NHI. The purchase price for the Victoria community leasehold was approximately $1.1 million. The lease provides for annual lease obligations of approximately $468,000. The Company has also entered into five joint venture arrangements with third parties pursuant to which it will develop six assisted living residences with an aggregate capacity for approximately 500 residents.

     The Company is currently constructing an $11.6 million expansion at one of its owned communities. The Company has a construction loan commitment from a bank, as well as a permanent loan commitment from a mortgage lender to fund the costs of construction. The Company also plans to expand certain of its other owned communities; to open home health care agencies at certain of its owned and/or leased communities that do not currently operate home health care agencies; to develop new assisted living residences; and to acquire assisted living residences and selected senior living and health care services assets.

     The Company has entered into a letter of intent to acquire a long-term leasehold in a senior living community located in Richmond, Virginia, as well as title to certain related assets. The lease will require annual rental payments of approximately $4.7 million, plus additional rental payments of approximately $400,000, $1.4 million, and $250,000 in 1998, 1999 and 2000, respectively. The purchase price for the related assets will be $3.0 million, which will be financed by the seller. In addition, the Company will pay approximately $8.3 million over three years for an option to purchase the community at its fair market value at specified times in the future.

     Capital expenditures planned for 1997 total approximately $60.0 million. Of this amount, the Company anticipates that approximately $30.0 million will be used toward the development of approximately 27 free-standing assisted living residences; approximately $27.0 million will be used for the expansion of existing communities; and approximately $3.0 million will be used for renovation and replacement of equipment at existing communities. The Company estimates that capital expenditures for the development of additional free-standing assisted living residences in 1998 will range from approximately $25.0 million to $30.0 million.

     The Company expects that its current cash and the net proceeds from this offering, together with cash flow from operations, the REIT Facilities, and the proceeds of borrowings available to it under existing credit arrangements, will be sufficient to meet its operating requirements and to fund its anticipated growth for at least the next 12 to 18 months. The Company expects to use a wide variety of financing sources to fund its future growth, including public and private debt and equity, conventional mortgage financing, and unsecured bank financing, among other sources. There can be no assurance that financing from such sources will be available in the future or, if available, that such financing will be available on terms acceptable to the Company.

DEFERRED TAX LIABILITY

     The Company incurred a one-time $10.7 million ($1.10 per share) charge to income resulting in a reduction of shareholders' equity at the time of the Reorganization in connection with the conversion from a non-taxable to a taxable entity and the resulting recognition of a deferred income tax liability for the differences between the accounting and tax bases of the Company's assets and liabilities.

IMPACT OF INFLATION

     To date, inflation has not had a significant impact on the Company. Inflation could, however, affect the Company's future revenues and results of operations because of, among other things, the Company's dependence on senior residents, many of whom rely primarily on fixed incomes to pay for the Company's services. As a result, during inflationary periods, the Company may not be able to increase resident service fees to account fully for increased operating expenses. In structuring its fees, the Company attempts to anticipate inflation levels, but there can be no assurance that the Company will be able to anticipate fully or otherwise respond to any future inflationary pressures.

                                    BUSINESS

OVERVIEW AND HISTORY

     The Company is a national senior living and health care services company providing a broad range of care and services to the elderly, including independent living, assisted living, skilled nursing, and home health care services. Established in 1978, the Company believes it ranks among the leading operators in the senior living and health care services industry. Currently, the Company operates 22 senior living communities in 12 states, consisting of 12 owned communities, three leased communities, and seven managed communities, with an aggregate capacity for approximately 5,800 residents. The Company also operates 15 home health care agencies, ten of which are owned and five of which are managed. At June 30, 1997, the Company's owned communities had a stabilized occupancy rate of 95%, its leased communities had a stabilized occupancy rate of 94%, and its managed communities had a stabilized occupancy rate of 94%. For the year ended December 31, 1996 and the six months ended June 30, 1997, revenues attributable to the Company's senior living communities accounted for 91.5% and 89.8%, respectively, of the Company's total revenues, and revenues attributable to the Company's home health care agencies accounted for 6.2% and 8.0%, respectively, of the Company's total revenues. Approximately 92.4% of the Company's total revenues for the year ended December 31, 1996 and approximately 89.2% of the Company's total revenues for the six months ended June 30, 1997 were derived from private pay sources.

     Since 1992, the Company has experienced significant growth, primarily through the acquisition of 14 senior living communities. The Company's revenues have grown from $17.8 million in 1992 to $75.6 million in 1996, an average annual growth rate of 43.5%. During the same period, the Company's income from operations has grown from $2.3 million to $15.6 million, an average annual growth rate of 61.7%. The Company intends to continue its growth through a combination of (i) development of free-standing assisted living residences, including special living units and programs for residents with Alzheimer's and other forms of dementia; (ii) selective acquisitions of senior living communities, including assisted living residences; (iii) expansion of existing communities; and (iv) development and acquisition of home health care agencies. As part of its growth strategy, the Company is currently developing 27 free-standing assisted living residences, with an estimated aggregate capacity for approximately 2,400 residents, and is expanding nine of its existing communities to add capacity to accommodate approximately 800 additional residents. The Company has also entered into a letter of intent to acquire a senior living community located in Richmond, Virginia with an aggregate capacity for 917 residents.

     The Company was founded by Dr. Thomas F. Frist, Sr. and Jack C. Massey, the principal founders of Hospital Corporation of America. The Company's operating philosophy was inspired by Dr. Frist's and Mr. Massey's vision to enhance the lives of the elderly by providing the highest quality of care and services in well-operated communities designed to improve and protect the quality of life, independence, personal freedom, privacy, spirit, and dignity of its residents. The Company believes that its senior management, led by W.E. Sheriff, its Chairman and Chief Executive Officer, and Christopher J. Coates, its President and Chief Operating Officer, is one of the most experienced management teams in the senior living industry. The Company's 12 senior officers have been employed by the Company for an average of ten years and have an average of 14 years of industry experience. The executive directors of the Company's communities have been employed by the Company for an average of four years and have an average of 11 years of experience in the senior living industry.

GROWTH STRATEGY

     The Company believes that the fragmented nature of the senior living industry and the limited capital resources available to many small, private operators provide a unique opportunity for the Company to expand its existing base of senior living operations. The Company believes that its existing senior living communities serve as the foundation on which the Company can build senior living networks in targeted geographic markets and thereby provide a broad range of high quality care in a cost-efficient manner. The following are the principal elements of the Company's growth strategy:

  Develop New Assisted Living Residences

     The Company has implemented an aggressive growth plan to expand primarily through the development and construction of new assisted living residences, including special living units and programs for residents with Alzheimer's and other forms of dementia. The Company intends to develop and market a significant number of its newly developed assisted living residences under the tradename "Homewood Residence." See "-- Trademarks." The Company's primary strategy is to develop a cluster of residences within a particular geographic service area and thereby achieve regional density. In this regard, the Company believes that its existing senior living communities and its extensive knowledge of the local markets in which the Company operates provide the Company with a strong platform from which to expand its operations. In addition, the Company believes that through clustering its residences it can maximize operational, marketing, and management efficiencies while achieving economies of scale. The Company believes that regional density also provides strengthened local presence, community familiarity, and reputation, and will enhance the Company's opportunities in the evolving managed care environment. The Company currently is developing 27 free-standing assisted living residences, with an estimated aggregate capacity for approximately 2,400 residents. See "Business -- Development Activities."

     The Company follows a disciplined development strategy that includes the following sequential components: (i) a market demographic analysis is conducted by the Company to assess and confirm the relative strength of a potential market; (ii) cohesive neighborhoods and submarkets are identified within the market; (iii) within each neighborhood and submarket, competitive projects are identified and assessed as to their market niche, program of services and pricing, physical condition, and likely financial condition; (iv) based on the prior three steps, a determination is then made as to whether to participate in the market by acquisition or development; (v) if the Company elects to develop within the market, the Company then determines which submarkets to serve, selects a specific design type for each submarket and determines the number of assisted living units and dementia care units to develop; and (vi) specific sites are analyzed, whereby the Company considers a number of factors including site visibility, location within a submarket, the specific neighborhoods which can be served from the site, probability of achieving zoning approvals and the proximity of the site to the Company's other assisted living residences and senior living communities. Architectural design and hands-on construction functions are usually performed by outside architects and contractors with whom the Company has an historical relationship. The Company expects that the average construction time for a typical assisted living residence will be approximately 10 to 12 months. Once construction is completed, the Company estimates that it will take approximately 12 months on average for the assisted living residence to achieve a stabilized level of occupancy.

     The Company's senior management and development staff have extensive experience in the development of senior living communities, including assisted living residences, real estate acquisition, engineering, general construction, and project management. The Company's development team has the demonstrated ability to target potential markets, perform appropriate market and demographic studies, identify zoning and development issues, and determine the appropriate size and configuration of residences to be developed.

  Expand Existing Facilities

     The Company plans to expand certain of its existing communities to include additional assisted living residences (including special programs and living units for residents with Alzheimer's and other forms of dementia), and skilled nursing beds. The Company currently has three expansion projects under construction (including one managed community) and six expansion projects under development, representing an aggregate increase in capacity to accommodate approximately 800 additional residents. The expansion of existing senior living communities allows the Company to create operating efficiencies and capitalize on its local presence, community familiarity, and reputation in markets in which the Company currently operates.

  Pursue Strategic Acquisitions

     The Company intends to continue to pursue single or portfolio acquisitions of assisted living residences and, to a lesser extent, other senior living and long-term care communities. Through strategic acquisitions, the Company plans to enter new markets or acquire communities in existing markets as a means to increase market share, augment existing clusters, strengthen its ability to provide a broad range of care, and create operating efficiencies. The Company believes that the current fragmentation of the industry, combined with the Company's financial resources and extensive contacts within the industry, should provide it with the opportunity to consider a number of potential acquisition opportunities. In reviewing acquisition opportunities, the Company will consider, among other things, geographic location, competitive climate, reputation and quality of management and residences, and the need for renovation or improvement of the residences.

  Develop and Acquire Additional Home Health Care Agencies

     The Company intends to expand its home health care services by developing, acquiring, and managing new home health care agencies and expanding its range of existing home health care services. The Company currently anticipates that its home health care agencies will be based at or near the Company's communities, and will serve both the Company's communities and the surrounding area. The Company believes that the expansion of its home health care services will enhance its ability to provide a broad range of health care services, increase its market visibility, and augment the creation of senior living networks in targeted areas. The Company currently operates 15 home health care agencies, 12 of which are in their initial year of operation. The Company owns ten home health care agencies and manages five agencies for third parties.

  Expand Referral Networks and Strategic Alliances

     The Company intends to continue to develop relationships (which, in certain instances, may involve strategic alliances or joint ventures) with local and regional hospital systems, managed care organizations, and other referral sources to attract new residents to the Company's communities. The Company believes that such arrangements or alliances, which could range from joint marketing arrangements to priority transfer agreements, will enable it to be strategically positioned within the Company's markets if, as the Company believes, senior living programs become an integral part of the evolving health care delivery system.

  Pursue Additional Third-Party Management Opportunities

     Although the Company intends to focus its efforts primarily on development and acquisition activities, it may in certain instances pursue third-party management opportunities as a means to enter new markets or expand its presence, market knowledge, and influence in a targeted market. The Company currently manages seven communities with an aggregate capacity for 2,159 residents pursuant to management contracts. Furthermore, the Company intends to continue its consulting and contract activities on a selective basis.

OPERATING STRATEGY

     The Company's operating strategy is to provide high quality health care services to its residents while achieving and sustaining a strong competitive position within its chosen markets, as well as to continue to enhance the performance of its operations.

  Continue to Provide A Broad Range of High-Quality Personalized Care

     Central to the Company's operating strategy is its focus on providing high-quality care and services that are personalized and tailored to meet the individual needs of each community resident. The Company's residences and services are designed to provide a broad range of care that permits residents to "age in place" as their needs change and as they develop further physical or cognitive frailties. By creating an environment that maximizes resident autonomy and provides individualized service programs, the Company seeks to attract seniors at an earlier stage, before they need the higher level of care provided in a skilled nursing facility. The Company also maintains a comprehensive quality assurance program designed to ensure the satisfaction of its residents and their family members.

  Offer Services Across a Range of Pricing Options

     The Company is continually expanding its range of personal, health care, and support services to meet the evolving needs of its residents. The Company has developed several different care plans and residence designs which may, in each instance, be customized to serve the upper income and moderate income markets of a particular targeted geographic area. By offering a range of pricing options that are customized for each target market, the Company believes it can develop synergies, economies of scale, and operating efficiencies in its efforts to serve a larger percentage of the elderly population within a particular geographic market.

  Maintain and Improve Occupancy Rates

     The Company also seeks to maintain and improve occupancy rates by (i) retaining residents as they "age in place" by emphasizing quality and breadth of care and service; (ii) attracting new residents through marketing programs directed towards family decision makers, namely adult children, and prospective residents; and (iii) actively seeking referrals from hospitals, rehabilitation hospitals, physicians' clinics, home health care agencies, and other acute and sub-acute health care providers in the markets served by the Company.

  Improve Operating Efficiencies

     The Company will seek to improve operating efficiencies at its communities by continuing to actively monitor and manage operating costs. By concentrating residences within selected geographic regions, the Company believes it will be able to achieve operating efficiencies through economies of scale and reduced corporate overhead, and provide more effective management supervision and financial controls.

  Emphasize Employee Training

     The Company devotes special attention to the hiring, screening, training, and supervising of its employees and caregivers to ensure that quality standards are achieved. During 1997, the Company expects to spend in excess of $700,000 on personnel training and development of on-site field personnel. In 1995, the Company, together with Dr. Frist, founded The Frist Center at Belmont University in Nashville, Tennessee. The Frist Center is a non-profit foundation providing training, education, and career services for management and front line personnel involved in the senior living and health care services industry. The Company works closely with The Frist Center and the Company's employees actively participate in the training programs, seminars, and classes sponsored by The Frist Center. In addition, professional training programs designed to be delivered on-site by The Frist Center staff have been and are being developed by the Company and The Frist Center. The Company believes its commitment to and emphasis on employee training differentiates the Company from many of its competitors.

CARE AND SERVICES PROGRAMS

     The Company provides a wide array of senior living and health care services to the elderly at its communities, including independent living, assisted living (with special programs and living units for residents with Alzheimer's and other forms of dementia), skilled nursing, and home health care services. By offering a variety of services and involving the active participation of the resident and the resident's family and medical consultants, the Company is able to customize its service plan to meet the specific needs and desires of each resident. As a result, the Company believes that it is able to maximize customer satisfaction and avoid the high cost of delivering all services to every resident without regard to need, preference, or choice.

  Independent Living Services

     The Company provides independent living services to seniors who do not yet need assistance or support with the activities of daily life ("ADLs"), but who prefer the physical and psychological comfort of a residential community that offers health care and other services. The Company currently owns eleven communities, leases three communities, and manages an additional five communities which provide independent living services, with an aggregate capacity for 2,358 residents, 434 residents, and 1,491 residents, respectively.

     Independent living services provided by the Company include daily meals, transportation, social and recreational activities, laundry, housekeeping, security, and health care monitoring. The Company also fosters the wellness of its residents by offering health screenings such as blood pressure checks, periodic special services such as influenza inoculations, chronic disease management (such as diabetes with its attendant blood glucose monitoring), dietary and similar programs, as well as ongoing exercise and fitness classes. Classes are given by health care professionals to keep residents informed about health and disease management. Subject to applicable government regulation, personal care and medical services are available to independent living residents through either community staff or through the Company's or independent home health care agencies. The Company's independent living residents pay a fee ranging from $1,150 to $4,105 per month, in general depending on the specific community, program of services, size of the units, and amenities offered. The Company's contracts with its independent living residents are generally for a term of one year and are terminable by the resident upon 60 days' notice.

  Assisted Living and Memory Impaired Services

     The Company offers a wide range of assisted living care and services 24 hours per day, including personal care services, support services, and supplemental services, at all of its owned and leased communities and at six managed communities. The residents of the Company's assisted living residences generally need help with some or all ADLs, but do not require the more acute medical care traditionally given in nursing homes. Upon admission to the Company's assisted living residences, and in consultation with the resident and the resident's family and medical consultants, each resident is assessed to determine his or her health status, including functional abilities, and need for personal care services, and completes a lifestyles assessment to determine the resident's preferences. From these assessments, a care plan is developed for each resident to ensure that all staff members who render care meet the specific needs and preferences of each resident where possible. Each resident's care plan is reviewed periodically to determine when a change in care is needed.

     The Company has adopted a philosophy of assisted living care that allows a resident to maintain a dignified independent lifestyle. Residents and their families are encouraged to be partners in their care and to take as much responsibility for their well being as possible. The basic type of assisted living services offered by the Company include the following:

          Personal Care Services. These services include assistance with ADLs such as ambulation, bathing, dressing, eating, grooming, personal hygiene, monitoring or assistance with medications, and confusion management.

          Support Services. These services include meals, assistance with social and recreational activities, laundry services, general housekeeping, maintenance services, and transportation services.

          Supplemental Services. These services include extra transportation services, personal maintenance, extra laundry services, non-routine care services, and special care services, such as services for residents with Alzheimer's and other forms of dementia. Certain of these services require an extra charge in addition to the pricing levels described below.

     In pricing its services, the Company has developed the following three levels or tiers of assisted living care:

     - Level I typically provides for minimum levels of care and service, for which the Company generally charges a monthly fee per resident ranging from $1,500 to $2,100, depending upon apartment size and the project design type. Typically, Level I residents need minimal assistance with ADLs.

     - Level II provides for relatively higher levels and increased frequency of care, for which the Company generally charges a monthly fee per resident ranging from $1,800 to $2,700, depending upon the apartment size and the project design type. Typically, Level II residents require moderate assistance with ADLs and may need additional personal care, support, and supplemental services.

     - Level III provides for the highest level of care and service, for which the Company generally charges a monthly fee per resident ranging from $2,400 to $3,100, depending upon the apartment size and the project design type. Typically, Level III residents are either very frail or impaired and utilize many of the Company's services on a regular basis.

     The Company maintains programs and special units at its assisted living residences for residents with Alzheimer's and other forms of dementia, which provide the attention, care, and services needed to help those residents maintain a higher quality of life. Specialized services include assistance with ADLs, behavior management, and a lifeskills based activities program, the goal of which is to provide a normalized environment that supports residents' remaining functional abilities. Whenever possible, residents assist with meals, laundry, and housekeeping. Special units for residents with Alzheimer's and other forms of dementia are located in a separate area of the community and have their own dining facilities, resident lounge areas, and specially trained staff. The special care areas are designed to allow residents the freedom to ambulate as they wish while keeping them safely contained within a secure area with a minimum of disruption to other residents. Special nutritional programs are used to help ensure caloric intake is maintained in residents whose constant movement increases their caloric expenditure. Resident fees for these special units are dependent on the size of the unit, the design type, and the level of services provided.

  Skilled Nursing and Sub-Acute Services

     The Company provides traditional skilled nursing services in three communities owned by the Company, one community leased by the Company, and five communities managed by the Company, with an aggregate capacity for 253 residents at the Company's owned communities, 60 residents at the Company's leased community, and 393 residents at the Company's managed communities. In addition, the Company has communities under development or expansion which will add estimated additional capacity of 393 skilled nursing beds. In its skilled nursing facilities, the Company provides traditional long-term care through 24-hour a day skilled nursing care by registered nurses, licensed practical nurses, and certified nursing aides. The Company also offers a range of sub-acute care services in certain of its communities. Sub-acute care is generally short-term, goal-oriented rehabilitation care intended for individuals who have a specific illness, injury or disease, but who do not require many of the services provided in an acute care hospital. Sub-acute care is typically rendered immediately after, or in lieu of, acute hospitalization in order to treat such specific medical conditions.

  Home Health Care

     The Company provides home health care services to residents at certain of its senior living communities and the surrounding areas through home health care agencies based at or near certain of its existing senior living communities and manages home health care agencies owned by third parties. The services and products that the Company provides through its home health care agencies include
(i) general and specialty nursing services to individuals with acute illnesses, long-term chronic health conditions, permanent disabilities, terminal illnesses or post-procedural needs; (ii) therapy services consisting of, among other things, physical, occupational, speech, and medical social services; (iii) personal care services and assistance with ADLs; (iv) hospice care for persons in the final phases of incurable disease; (v) respiratory, monitoring, medical equipment services, and medical supplies to patients; and (vi) a comprehensive range of home infusion and enteral therapies. The Company intends to expand its home health care services to additional senior living communities and to develop, acquire, or manage home health care service businesses at other communities. In addition, the Company will make available to residents certain physician, dentistry, podiatry, and other health related services that will be offered by third-party providers. The Company may elect to provide these services directly or through participation in managed care networks or in joint ventures with other providers. The Company currently operates 15 home health care agencies, 12 of which are in their initial year of operation. The Company owns ten home health care agencies and manages five agencies for third parties.

OPERATING COMMUNITIES AND HOME HEALTH CARE AGENCIES

     The table below sets forth certain information with respect to the senior living communities and home health care agencies currently operated by the Company.

                                                                                                       AVERAGE    OCCUPANCY
                                                             RESIDENT CAPACITY(1)      COMMENCEMENT     1996       RATE AT
                                                           -------------------------        OF        OCCUPANCY   JUNE 30,
COMMUNITY                                  LOCATION         IL     AL    SN    TOTAL   OPERATIONS(2)    RATE        1997
---------                                  --------        -----   ---   ---   -----   -------------  ---------   ---------
OWNED(3):
Broadway Plaza......................  Ft. Worth, TX          252    40   122     414      Apr-92          94%         91%(4)
Carriage Club of Charlotte(5).......  Charlotte, NC          363    54    42     459      May-96          91(6)       92(6)
Carriage Club of Jacksonville(5)....  Jacksonville, FL       292    60    --     352      May-96          89(6)       89(6)
The Hampton at Post Oak.............  Houston, TX            162    21    --     183      Oct-94          94          94
Heritage Club.......................  Denver, CO             220    35    --     255      Feb-95         100          99
Parkplace...........................  Denver, CO             195    48    --     243      Oct-94          99          98
Homewood Residence at Corpus
  Christi(7)........................  Corpus Christi, TX      60    30    --      90      May-97         N/A          29
Richmond Place......................  Lexington, KY          204     4    --     208      Apr-95          98          98
Santa Catalina Villas...............  Tucson, AZ             197    15    --     212      Jun-94          90          98
The Summit at Westlake Hills........  Austin, TX             167    30    89     286      Apr-92          98         100
Homewood Residence at Tarpon
  Springs(8)........................  Tarpon Springs, FL      --    64    --      64      Aug-97         N/A         N/A
Westlake Village....................  Cleveland, OH          246    54    --     300      Oct-94          94          96
                                                           -----   ---   ---   -----                     ---         ---
    Subtotal/Average................                       2,358   455   253   3,066                      94%         93%

LEASED:
Holley Court Terrace(9).............  Oak Park, IL           179    17    --     196      Jul-93          81%         91%
Homewood Residence at Victoria(10)..  Victoria, TX            60    30    --      90      May-97         N/A          43
Trinity Towers(9)...................  Corpus Christi, TX     195    32    60     287      Jan-90          94          94
                                                           -----   ---   ---   -----                     ---         ---
    Subtotal/Average................                         434    79    60     573                      89%         84%

MANAGED(11):
Burcham Hills.......................  East Lansing, MI       138    71   133     342      Nov-78          92%         89%
Meadowood...........................  Worcester, PA          355    51    59     465      Oct-89          94          96
Parklane West.......................  San Antonio, TX         --    17   124     141      Oct-94          86          90
Reeds Landing.......................  Springfield, MA        148    54    40     242      Aug-95          65(12)      91(12)
USAA Towers.........................  San Antonio, TX        505    --    --     505      Oct-94         100         100
Weinberg Village....................  Tampa, FL               --    75    --      75      May-96          25          67
Williamsburg Landing................  Williamsburg, VA       345     7    37     389      Sept-85         98          98
                                                           -----   ---   ---   -----                     ---         ---
    Subtotal/Average................                       1,491   275   393   2,159                      89%         93%
                                                           -----   ---   ---   -----                     ---         ---
    Grand Total/Average.............                       4,283   809   706   5,798                      92%         92%
                                                           =====   ===   ===   =====                     ===         ===

                                                            COMMENCEMENT
                                                                 OF
HOME HEALTH CARE AGENCIES:                  LOCATION         OPERATIONS
--------------------------                  --------        -------------
OWNED(13):
Broadway Plaza.......................  Fort Worth, TX         June 1994
Carriage Club of Charlotte...........  Charlotte, NC        October 1996
The Hampton at Post Oak..............  Houston, TX          February 1997
Heritage Club........................  Denver, CO           October 1996
Holley Court Terrace.................  Oak Park, IL           May 1994
Parkplace............................  Denver, CO           February 1997
Richmond Place.......................  Lexington, KY          June 1990
Santa Catalina Villas................  Tucson, AZ            August 1997
The Summit at Westlake Hills.........  Austin, TX             June 1997
Westlake Village.....................  Westlake, OH         January 1997
MANAGED(14):
Air Force Village....................  San Antonio, TX       August 1997
Bibb County..........................  Centreville, AL       March 1997
Burcham Hills........................  East Lansing, MI      August 1997
Hale County..........................  Greensboro, AL         May 1997
Meadowood............................  Worcestor, PA          July 1997

---------------

 (1) Independent living residences (IL), assisted living residences (including areas dedicated to residents with Alzheimer's and other forms of dementia)
     (AL), and skilled nursing beds (SN).

 (2) Indicates the date on which the Company acquired each of its owned and leased communities, or commenced operating its managed communities. The Company operated certain of its communities pursuant to management agreements prior to acquiring the communities. The Company operated the following communities pursuant to management agreements for the period indicated prior to the acquisition of such communities by the Company:
     Carriage Club of Charlotte - July 1988 to May 1996; Carriage Club of Jacksonville - January 1990 to May 1996; Heritage Club - April 1988 to February 1995; Holley Court Terrace -- April 1992 to July 1993; Richmond Place - October 1983 to April 1995; Santa Catalina Villas - November 1991 to June 1994; and Trinity Towers -- November 1986 to November 1990.
 (3) Each of the Company's owned communities is subject to a mortgage lien. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."
 (4) Broadway Plaza's skilled nursing facility contains a sub-acute unit. Sub-acute units generally experience shorter lengths of stay and corresponding higher fluctuations in occupancy rates. Excluding the skilled nursing facility, Broadway Plaza's occupancy rate at June 30, 1997, was 98%.
 (5) GECC has certain rights with respect to the Carriage Club communities, including the right to receive 30% of the net cash flows generated by the Carriage Club communities and 30% of any proceeds from the sale or refinancing of the Carriage Club communities in excess of certain defined amounts. In addition, GECC has a right of first offer with respect to any proposed sale of the Carriage Club communities by the Company.
 (6) Communities at which expansions opened in 1996, which resulted in decreased occupancy rates for the period. Excluding the effect of the expansions, the average 1996 occupancy rate and the occupancy rate at June 30, 1997 would have been 97% and 96%, respectively, at Carriage Club of Charlotte and 91% and 93%, respectively, at Carriage Club of Jacksonville.
 (7) The Company acquired the Homewood Residence at Corpus Christi community in May 1997. See " -- Recent and Pending Acquisitions."
 (8) The Company acquired the Homewood Residence at Tarpon Springs community in May 1997 and commenced operations at the community in August 1997. See
     "-- Recent and Pending Acquisitions."
 (9) Leased pursuant to an operating lease with an initial term of ten years expiring December 31, 2006, with renewal options for up to three additional ten year terms, provided that both leases are extended concurrently. The Company pays contractually fixed rent, plus additional rent, subject to certain limits, based upon the gross revenues of the community. Without the lessor's consent, the Company may not operate any other type of senior care facility within three miles of either of the premises during the term of the leases and for one year thereafter.
(10) The Company acquired a long-term leasehold in the Homewood Residence at Victoria facility in May 1997. See " -- Recent and Pending Acquisitions." The Company leases the community pursuant to an operating lease expiring in July 2011, with renewal options for up to two additional ten year terms. The Company pays contractually fixed rent, plus additional rent, subject to certain limits, based upon the gross revenues of the community. Without the lessor's consent, the Company may not operate any other type of senior care facility within the county in which the community is located during the term of the lease and for two years thereafter.
(11) The Company's management agreements are generally for terms of three to five years, but may be canceled by the owner of the community, without cause, on three to six months' notice. Pursuant to the management agreements, the Company is generally responsible for providing management personnel, marketing, nursing, resident care and dietary services, accounting and data processing reports, and other services for these communities at the owner's expense and receives a monthly fee for its services based either on a contractually fixed amount or a percentage of revenues or income. Certain management agreements also provide the Company with an incentive fee based on various performance goals. The Company's existing management agreements expire at various times between June 1997 and July 2000. None of the communities managed by the Company is owned by an affiliate of the Company.

(12) Reeds Landing is a life care community. Its fill-up rate has been consistent with the feasibility projection for its bond financing, and the fill-up rate of life care communities generally.
(13) Each of the home health care agencies owned by the Company is based at or near one of the Company's senior living communities.
(14) Managed pursuant to management agreements with an initial term of three years. The Company receives a contractual fee per visit. None of the home health care agencies managed by the Company are owned by affiliates of the Company.

RECENT AND PENDING ACQUISITIONS

     In May 1997, the Company completed the acquisition of an assisted living facility located in Tarpon Springs, Florida with capacity for 64 residents. The purchase price for the facility was $4.6 million and was financed primarily through a $3.5 million mortgage loan provided by a bank. The Homewood Residence at Tarpon Springs community commenced operations in August 1997.

     In May 1997, the Company completed the acquisition of the Homewood Residence at Corpus Christi community, which is located in Corpus Christi, Texas and has capacity for 90 residents, and acquired a long-term leasehold in the Homewood Residence at Victoria community, which is located in Victoria, Texas and has capacity for 90 residents. The purchase price for the Corpus Christi community was approximately $5.8 million, and the Company financed the acquisition primarily through a $4.7 million mortgage loan provided by NHI. The purchase price for the Victoria, Texas leasehold was approximately $1.1 million. The landlord under the Homewood Residence at Victoria lease is Healthcare Properties Investors, Inc., a health care real estate investment trust, and the lease provides for annual rental obligations of approximately $468,000.

     The Company has entered into a letter of intent to acquire a long-term leasehold in a senior living community located in Richmond, Virginia, as well as title to certain related assets. The community has capacity for 778 independent living residents and 139 assisted living residents. The lease will require annual rental payments (including a capital expenditure reserve) of approximately $4.7 million, plus additional rental payments of approximately $400,000, $1.4 million, and $250,000 in 1998, 1999, and 2000, respectively. The purchase price for the related assets will be $3.0 million, which will be financed by the seller. In addition, the Company will pay approximately $8.3 million over three years for an option to purchase the community at its fair market value at specified times in the future. Although the transaction is subject to a number of conditions and to various regulatory approvals, the Company anticipates completing the acquisition in the fourth quarter of 1997.

DEVELOPMENT ACTIVITIES

     The table below summarizes information regarding the expansion of certain of the Company's existing senior living communities and the residences and home health care agencies currently under development.

                                                                             ADDITIONAL RESIDENT
                                                                                  CAPACITY
                                                             SCHEDULED    -------------------------
COMMUNITIES                                                  COMPLETION   IL     AL     SN    TOTAL    STATUS(1)
-----------                                                  ----------   ---   -----   ---   -----   -----------
EXPANSION PROJECTS:
Santa Catalina Village, Tucson, AZ.........................    12/97      20       70    42     132   Construction
Williamsburg Landing, Williamsburg, VA(2)..................    12/97      10       58    21      89   Construction
Trinity Towers, Corpus Christi, TX.........................     3/98      27       68    16     111   Construction
Carriage Club of Charlotte, Charlotte, NC..................     7/98      --       30    --      30   Development
Richmond Place, Lexington, KY..............................     9/98      --       73    --      73   Development
The Hampton at Post Oak, Houston, TX.......................    11/98      --       15    76      91   Development
The Summit at Westlake Hills, Austin, TX...................     5/99      --       95    --      95   Development
Westlake Village, Cleveland, Ohio..........................     6/99      --       15    88     103   Development
Carriage Club of Jacksonville, Jacksonville, FL............    10/99      --       15    60      75   Development
                                                                          --    -----   ---   -----
        Subtotal...........................................               57      439   303     799
                                                                          --    -----   ---   -----
DEVELOPMENT PROJECTS:
Lady Lake, FL(3)...........................................    12/97      --       55    --      55   Construction
Halls, TN(3)...............................................     3/98      --       55    --      55   Construction
Pearland, TX...............................................     3/98      --       82    --      82   Construction
Marietta, GA...............................................     4/98      --       60    --      60   Construction
Houston, TX (Willowchase)(4)...............................     5/98      --       67    --      67   Construction
Houston, TX (Northwest)(4).................................     5/98      --       95    --      95   Construction
Knoxville, TN (Deane Hill)(3)..............................     5/98      --      108    --     108   Construction
Spring Shadow, TX(4).......................................     5/98      --       67    --      67   Construction
Houston, TX (West)(4)......................................     7/98      --       85    --      85   Development
Lakeway, TX................................................     7/98      --       70    --      70   Construction
Nashville, TN (West).......................................     8/98      --       90    --      90   Development
Tampa, FL(3)...............................................     8/98      --       90    --      90   Development
Aurora, CO.................................................    10/98      --       95    --      95   Development
Lakewood, CO...............................................    10/98      --       93    --      93   Development
St. Petersburg, FL.........................................    10/98      --      100    --     100   Development
Greenwood Village, CO......................................    11/98      --       85    90     175   Development
San Antonio, TX............................................    11/98      --       75    --      75   Development
Boynton Beach, FL..........................................    12/98      --       91    --      91   Development
Del Ray Beach, FL..........................................    12/98      --       80    --      80   Development
Austin, TX.................................................     1/99      --       95    --      95   Development
Cleveland, OH..............................................     3/99      --      120    --     120   Development
Cleveland, OH..............................................     3/99      --       80    --      80   Development
Flint, MI(3)...............................................     3/99      --       95    --      95   Development
Nashville, TN (Central)....................................     3/99      --      115    --     115   Development
Boca Raton, FL.............................................     5/99      --       75    --      75   Development
Clearwater, FL.............................................     5/99      --       95    --      95   Development
Houston, TX (West University)(4)...........................     7/99      --       85    --      85   Development
                                                                          --    -----   ---   -----
        Subtotal...........................................               --    2,303    90   2,393
                                                                          --    -----   ---   -----
        Grand Total........................................               57    2,742   393   3,192
                                                                          ==    =====   ===   =====

                                                                                  ANTICIPATED COMMENCEMENT
HOME HEALTH CARE AGENCIES                                 LOCATION                     OF OPERATIONS
-------------------------                                 --------                ------------------------
Trinity Towers..........................................  Corpus Christi, TX             April 1998

---------------

(1) "Development" means that development activities, such as site surveys, preparation of architectural plans, or initiation of zoning processes, have commenced (but construction has not commenced). "Construction" means that construction activities, such as ground-breaking activities, exterior construction, or interior build-out, have commenced.

(2) Williamsburg Landing is a managed community. The Company is providing full development services related to the expansion for the owner.
(3) Being developed by joint ventures in which the Company owns a 50% interest.
(4) Indicates a community at which the Company is providing full development services for the owner, who is an affiliate of the Company. The Company will manage the community after completion of construction. In each case, the Company has an option to purchase the community. See "Certain
    Transactions -- Management Agreements."

     The Company has developed a portfolio of flexible designs for its assisted living residences, each of which may be configured in a number of different ways thereby providing the Company with flexibility in adapting to a particular geographic market, neighborhood, or site. In addition, each design has been developed to facilitate the prompt, efficient, cost-effective delivery of health care and personal services. Site requirements for the various designs range from
2.5 to 6.0 acres. Each of the Company's designs also provide for specially designed residential units, common areas, and dining rooms for residents with Alzheimer's and other forms of dementia.

     The Company believes that its designs meet the desire of many of its residents to move into a new residence that approximates, as nearly as possible, the comfort of their prior home. The Company also believes that its designs achieve several other objectives, including (i) lessening the trauma of change for residents and their families; (ii) facilitating resident mobility and caregiver access; (iii) enhancing operating efficiencies; (iv) enhancing the Company's ability to match its products to targeted markets; and (v) differentiating the Company from its competitors. The Company intends to develop and market a significant number of its newly developed assisted living residences under the trade name "Homewood Residence." See " -- Trademarks."

     The Company intends to develop new assisted living residences by using a combination of in-house development personnel and experienced third-party project managers and by acquiring newly constructed residences from developers under "turnkey" purchase and sale agreements. To the extent the Company acquires newly developed residences from a developer on a "turnkey" basis, it intends to enter into a purchase and sale agreement whereby the Company, subject to construction of the residence to the Company's designs and specifications and satisfaction of typical purchase and sale contingencies for the Company's benefit, will commit to purchase the residence upon completion at an agreed upon price.

     The Company has also entered into contractual arrangements with established, regional real estate development contractors pursuant to which such developers will provide assistance in the development process. These arrangements are intended to enable the Company to develop and construct additional assisted living residences while reducing the investment of, and associated risk to, the Company. The Company's development contractors provide construction management experience, knowledge of local state and building codes and zoning laws, and assistance with site locations. As a result, the Company's development staff is able to evaluate and direct overall development activity more efficiently.

     The Company intends to enter into development and management agreements with one or more developers which provide that the Company will manage nine assisted living residences to be developed using the Company's residence designs and grant the Company an option to purchase the residences. In addition, the Company has entered into joint venture arrangements with development partners to develop assisted living residences and may enter into additional joint ventures in the future. See "Certain Transactions -- Management Agreements."

OPERATIONS

  Centralized Management

     The Company centralizes its corporate and other administrative functions so that the community-based management and staff can focus their efforts on resident care. The Company maintains centralized accounting, finance, human resources, training, and other operational functions at its national corporate office in Brentwood (Nashville), Tennessee. The Company's corporate office is generally responsible for (i) establishing Company-wide policies and procedures relating to, among other things, resident care and operations; (ii) performing accounting functions;
(iii) developing employee training programs and materials; (iv) coordinating human resources, food service and marketing functions; and (v) providing strategic direction. In addition, financing, development, construction and acquisition activities, including feasibility and market studies, residence design, development, and construction management, are conducted by the Company's corporate office.

     The Company seeks to control operational expenses for each of its communities through standardized management reporting and centralized controls of capital expenditures, asset replacement tracking, and purchasing for larger and more frequently used supplies. Community expenditures are monitored by regional operations teams headed by the Company's Regional Vice Presidents who are accountable for the resident satisfaction and financial performance of the communities in their region. The Company's assisted living residences operational activities are directed by the Senior Director for Assisted Living Operations who is responsible, together with the appropriate Regional Vice President, for the opening and operation of the Company's assisted living residences.

  Community-Based Management

     An executive director manages the day-to-day operations at each senior living community, including oversight of the quality of care, delivery of resident services, and monitoring of financial performance, and is responsible for all personnel, including food service, maintenance, activities, security, assisted living, housekeeping, and, where applicable, nursing. Executive directors are compensated based on certain quality of service goals and on the financial performance of the community. In most cases, each senior living community also has department managers that direct the environmental services, nursing or care services, business management functions, dining services, activities, transportation, housekeeping, and marketing functions.

     A residence manager manages the day-to-day operations at each assisted living residence. While the residence managers have many of the same operational responsibilities as the Company's executive directors, their primary responsibility is to oversee resident care. For its assisted living residences, the Company has adopted the concept of universal workers whereby each employee's responsibilities span a number of traditional job descriptions. For example, an assisted living residence employee may, during the course of a day, provide housekeeping, food service, activities, and assistance with ADLs services to residents. As a result, and because the Company's senior living communities located near assisted living residences provide certain support personnel and services on an on-going basis, each assisted living residence employs fewer associates. On-site care managers and residents' assistants provide most of the actual resident care in conjunction with a small support team consisting of a housekeeper, a maintenance helper, an administrative coordinator, and a small dining service team. In most assisted living residences, the residence manager is also a licensed nurse.

     The Company actively recruits personnel to maintain adequate staffing levels at its existing communities as well as new staff for new or acquired communities prior to opening. The Company has adopted comprehensive recruiting and screening programs for management positions that utilize personnel profiling, corporate office interviews, and drug screening company-wide. The Company offers system-wide training and orientation for its front line employees, department level managers, and executive staff at the community level through a combination of Company-sponsored seminars and conferences and through its contract for training services with The Frist Center.

  Home Health Management

     The Company centralizes all home health financial and clinical data through an electronic data collection system. This data warehouse allows corporate regional directors to identify emerging

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

trends, establish critical pathways, and develop and monitor cost and utilization controls. All accounting functions including claims submission and processing are performed at the corporate office.

     The Company's centralized approach allows its home health care agencies to achieve a more efficient delivery of care. Each community-based agency is operated under the auspices of the community's executive director and under the direct control of an agency director. This director and his or her team of nurses, personal care aides, physical therapists, speech therapists, occupational therapists, and social workers focus on assessing the health care needs of residents in the Company's senior living or assisted living communities, as well as clients in the surrounding market.

  Quality Assurance

     The Company's quality assurance program is designed to achieve and maintain a high degree of resident and family satisfaction with the care and services the Company provides. The Company coordinates the implementation of its quality assurance program at each of its communities through its corporate office. The Company encourages resident and family participation and seeks feedback from families and residents through surveys conducted on a regular basis. In addition, inspections of each community are conducted regularly by corporate staff. These inspections, performed periodically, review all aspects of operations, care, and services provided, and the overall appearance and cleanliness of the community.

  Marketing

     The Company's marketing efforts are implemented on a regional and local level, all under the supervision of the corporate marketing staff, and are intended to create awareness of the Company and its services among prospective residents, their families, professional referral sources, and other key decision makers. The corporate marketing staff conducts regional and state-wide surveys of age- and income-qualified seniors to ensure that the Company understands the needs and demands of that marketplace. To further both market awareness of the Company by prospective residents and to more accurately assess the needs and demands of seniors in that market, the Company periodically conducts regional focus groups. Corporate office personnel develop the overall marketing strategies for each community, produce all marketing materials, maintain marketing databases, oversee direct mailings, place all media advertising, and assist community personnel in the initial development and continuing refinement of marketing plans for each community.

     Before opening a new assisted living residence, the Company makes referral source contacts and conducts marketing programs such as lead-generating media consisting of direct mail, telemarketing follow-up, and print media advertising. These public awareness campaigns usually begin with the start of construction and intensify several months before the opening of the residence. An on-site marketing person is at the residence approximately six months prior to the opening of the residence and is supported by the Company's corporate marketing department.

     Once the residence opens, the Company believes that satisfied residents and their families are the most important referral sources. Accordingly, the Company believes that its emphasis on high-quality services and resident satisfaction will result in a strong referral base for its existing communities. In addition, the Company focuses on enhancing the reputation of the communities and the services provided among potential referral sources, such as hospitals, home health care agencies, physicians, therapy companies, and other health care professionals.

INDUSTRY BACKGROUND

     The senior living and health care services industry encompasses a broad and diverse range of living accommodations and health care services that are provided primarily to persons 75 years of age or older. For the elderly who require limited services, care in their own or family members' homes or in independent living residences or retirement centers, supplemented at times by home

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

health care, offers a viable option. For the elderly who are interested in a community housing option, most independent living residences and retirement centers typically offer a basic services package limited to meals, housekeeping, and laundry. As a senior's need for assistance increases, care in an assisted living residence is often preferable and more cost-effective than home-based care or nursing home care. Assisted living residents usually enter a residence when other living accommodations no longer provide the level of care required by the individual. Typically, assisted living represents a combination of housing and 24-hour a day personal support services designed to aid elderly residents with ADLs. Certain assisted living residences may also provide assistance to residents with low acuity medical needs, or may offer higher levels of personal assistance for incontinent residents or residents with Alzheimer's disease or other forms of dementia. Generally, assisted living residents require higher levels of care than residents of independent living residences and retirement living centers, but require lower levels of care than patients in skilled nursing facilities. For seniors who need the constant attention of a skilled nurse or medical practitioner, a skilled nursing facility may be required.

     Estimates of annual expenditures in the assisted living sector of the senior living and health care services industry for 1996 range from $12.0 billion to $14.0 billion and include facilities ranging from "board and care" (generally 12 or fewer residents with little or no services) to full-service assisted living residences such as those operated by the Company. The assisted living sector is highly fragmented and characterized by numerous small operators. Moreover, the scope of assisted living services varies substantially from one operator to another. Many smaller assisted living providers do not operate in purpose-built residences, do not have professional training for staff, and provide only limited assistance with low-level care activities. The Company believes that few assisted living operators provide the required comprehensive range of assisted living services, such as dementia care and other services designed to permit residents to "age in place" within the community as they develop further physical or cognitive frailties.

     The Company believes there will continue to be significant growth opportunities in the senior living market for providing health care and other services to the elderly, particularly in the assisted living segment of the market. The Company believes that a number of demographic, regulatory, and other trends will contribute to the continued growth in the assisted living market, the Company's targeted market for future development and expansion, including the following:

  Consumer Preference

     The Company believes that assisted living is increasingly becoming the setting preferred by prospective residents and their families for the care of the frail elderly. Assisted living offers residents greater independence and allows them to age in place in a residential setting, which the Company believes results in a higher quality of life than that experienced in more institutional or clinical settings.

  Demographics

     The primary market for the Company's senior living and health care services is comprised of persons age 75 and older. This age group is one of the fastest growing segments of the United States population. According to United States Census Bureau information, this population segment will increase from approximately 13.2 million in 1990 to over 16.6 million by 2000, an increase of 26%. The population of seniors aged 85 and over is expected to increase from approximately 3.1 million in 1990 to over 4.3 million by 2000, an increase of 39%. As the number of persons aged 75 and over continues to grow, the Company believes that there will be corresponding increases in the number of persons who need assistance with ADLs. According to the United States General Accounting Office, there are approximately 6.5 million people age 65 and older in the United States who needed assistance with ADLs, and the number of people needing such assistance is expected to double by the year 2020. According to the Alzheimer's Association the number of persons

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

afflicted with Alzheimer's disease is expected to grow from the current 4.0 million to 14.0 million by the year 2050.

  Restricted Supply of Nursing Beds

     The majority of states in the United States have adopted CON or similar statutes generally requiring that, prior to the addition of new beds, the addition of new services, or the making of certain capital expenditures, a state agency must determine that a need exists for the new beds or the proposed activities. The Company believes that this CON process tends to restrict the supply and availability of licensed nursing facility beds. High construction costs, limitations on government reimbursement for the full costs of construction, and start-up expenses also act to constrain growth in the supply of such facilities. At the same time, nursing facility operators are continuing to focus on improving occupancy and expanding services to sub-acute patients requiring significantly higher levels of nursing care. As a result, the Company believes that there has been a decrease in the number of skilled nursing beds available to patients with lower acuity levels and that this trend should increase the demand for the Company's senior living communities, including particularly the Company's assisted living residences and skilled nursing facilities.

  Cost-Containment Pressures

     In response to rapidly rising health care costs, governmental and private pay sources have adopted cost-containment measures that have reduced admissions and encouraged reduced lengths of stays in hospitals and other acute care settings. The federal government had previously acted to curtail increases in health care costs under Medicare by limiting acute care hospital reimbursement for specific services to pre-established fixed amounts. Private insurers have begun to limit reimbursement for medical services in general to predetermined reasonable charges, and managed care organizations (such as health maintenance organizations) are attempting to limit the hospitalization costs by negotiating for discounted rates for hospital and acute care services and by monitoring and reducing hospital use. In response, hospitals are discharging patients earlier and referring elderly patients, who may be too sick or frail to manage their lives without assistance, to nursing homes and assisted living residences where the cost of providing care is typically lower than hospital care. In addition, third-party payors are increasingly becoming involved in determining the appropriate health care settings for their insureds or clients based primarily on cost and quality of care. Based on industry data, the annual cost per patient for skilled nursing care averages approximately $40,000, in contrast to the annual per patient cost for assisted living care of approximately $26,000.

  Senior Affluence

     The average net worth of senior citizens is higher than non-senior citizens, primarily as a result of accumulated equity through home ownership. The Company believes that a substantial portion of the senior population thus has significant resources available for their retirement and long-term care needs. The Company's target population is comprised of middle- to upper-income seniors who have, either directly or indirectly through familial support, the financial resources to pay for senior living communities, including an assisted living alternative to traditional long-term care.

  Reduced Reliance on Family Care

     Historically, the family has been the primary provider of care for seniors. The Company believes that the increase in the percentage of women in the work force, the reduction of average family size, and the increased mobility in society will reduce the role of the family as the traditional care-giver for aging parents. The Company believes that this trend will make it necessary for many seniors to look outside the family for assistance as they age.

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

GOVERNMENT REGULATION

     Changes in existing laws and regulations, adoption of new laws and regulations and new interpretations of existing laws and regulations could have a material effect on the Company's operations. Failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition, and results of operations. Accordingly, the Company devotes significant resources to monitoring legal and regulatory developments on local and national levels.

     The health care industry is subject to extensive regulation and frequent regulatory change. At this time, no federal laws or regulations specifically regulate assisted or independent living residences. While a number of states have not yet enacted specific assisted living regulations, the Company's communities are subject to regulation, licensing, CON and permitting by state and local health and social service agencies and other regulatory authorities. While such requirements vary from state to state, they typically relate to staffing, physical design, required services, and resident characteristics. The Company believes that such regulation will increase in the future. In addition, health care providers are receiving increased scrutiny under anti-trust laws as integration and consolidation of health care delivery increases and affects competition. The Company's communities are also subject to various zoning restrictions, local building codes, and other ordinances, such as fire safety codes. Failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition, and results of operations. Regulation of the assisted living industry is evolving. The Company is unable to predict the content of new regulations and their effect on its business. There can be no assurance that the Company's operations will not be adversely affected by regulatory developments.

     Federal and state anti-remuneration laws, such as the Medicare/Medicaid anti-kickback law, govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. The Medicare/Medicaid anti-kickback law has been broadly interpreted to apply to certain contractual relationships between health care providers and sources of patient referral. Similar state laws, which vary from state to state, are sometimes vague and seldom have been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion of health care providers or suppliers from participation in the Medicare and Medicaid program. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company.

     The Company believes that its communities are in substantial compliance with applicable regulatory requirements. However, in the ordinary course of business, one or more of the Company's communities could be cited for deficiencies. In such cases, the appropriate corrective action would be taken. To the Company's knowledge, no material regulatory actions are currently pending with respect to any of the Company's communities.

     Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional federal, state, and local laws exist which also may require modifications to existing and planned properties to permit access to the properties by disabled persons. While the Company believes that its communities are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

     In addition, the Company is subject to various Federal, state and local environmental laws and regulations. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such contamination properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site. In connection with the ownership or operation of its properties, the Company could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties.

     The Company believes that the structure and composition of government, and specifically health care, regulations will continue to change and, as a result, regularly monitors developments in the law. The Company expects to modify its agreements and operations from time to time as the business and regulatory environment changes. While the Company believes it will be able to structure all its agreements and operations in accordance with applicable law, there can be no assurance that its arrangements will not be successfully challenged.

COMPETITION

     The senior living and health care services industry is highly competitive, and the Company expects that all segments of the industry will become increasingly competitive in the future. Although there are a number of substantial companies active in the senior living and health care industry, the industry continues to be very fragmented and characterized by numerous small operators. The Company believes that the primary competitive factors in the senior living and health care services industry are (i) reputation for and commitment to a high quality of care; (ii) quality of support services offered (such as home health care and food services); (iii) price of services; (iv) physical appearance and amenities associated with the communities; and (v) location. The Company competes with other companies providing independent living, assisted living, skilled nursing, home health care, and other similar service and care alternatives, some of whom may have greater financial resources than the Company. Because seniors tend to choose senior living communities near their homes, the Company's principal competitors are other senior living and long-term care communities in the same geographic areas as the Company's communities. The Company also competes with other health care businesses with respect to attracting and retaining nurses, technicians, aides, and other high quality professional and non-professional employees and managers.

TRADEMARKS

     The Company has registered its corporate logo with the United States Patent and Trademark Office. The Company intends to develop and market a significant number of new free-standing assisted living residences under the tradename "Homewood Residence." The Company has filed an application with the United States Patent and Trademark Office to register the "Homewood Residence" tradename and logo, but there can be no assurance that such registration will be granted or that the Company will be able to use such tradename.

INSURANCE AND LEGAL PROCEEDINGS

     The provision of personal and health care services entails an inherent risk of liability. In recent years, participants in the senior living and health care services industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and result in the incurrence of significant defense costs. The Company currently

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

maintains property, liability, and professional medical malpractice insurance policies for the Company's owned and certain of its managed communities under a master insurance program in amounts and with such coverages and deductibles which the Company believes are within normal industry standards based upon the nature and risks of the Company's business. The Company also has an umbrella excess liability protection policy in the amount of $15.0 million per location. There can be no assurance that a claim in excess of the Company's insurance will not arise. A claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect upon the Company. In addition, the Company's insurance policies must be renewed annually. There can be no assurance that the Company will be able to obtain liability insurance in the future or that, if such insurance is available, it will be available on acceptable terms.

     Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs. The Company is not aware of any environmental liability with respect to any of its owned, leased, or managed communities that it believes would have a material adverse effect on the Company's business, financial condition, or results of operations. The Company believes that its communities are in compliance in all material respects with all federal, state, and local laws, ordinances, and regulations regarding hazardous or toxic substances or petroleum products. The Company has not been notified by any governmental authority, and is not otherwise aware of any material non-compliance, liability, or claim relating to hazardous or toxic substances or petroleum products in connection with any of the communities it currently operates.

     The Company currently is not party to any legal proceeding that it believes would have a material adverse effect on its business, financial condition, or results of operations.

EMPLOYEES

     The Company employs approximately 2,275 persons, of which approximately 1,390 are full-time employees (approximately 60 of whom are located at the Company's corporate offices) and 885 are part-time employees. In addition, there are approximately 500 full-time employees and 400 part-time employees who are employed by the owners of communities managed by the Company who are under the direction and supervision of the Company. None of the Company's employees is currently represented by a labor union and the Company is not aware of any union organizing activity among its employees. The Company believes that its relationship with its employees is good.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the directors and executive officers of the Company.

                   NAME                     AGE                              POSITION
                   ----                     ---                              --------
W.E. Sheriff..............................  54     Chairman and Chief Executive Officer
Christopher J. Coates.....................  46     President and Chief Operating Officer
George T. Hicks...........................  40     Executive Vice President -- Finance, Chief Financial
                                                     Officer, Treasurer, and Secretary
H. Todd Kaestner..........................  42     Executive Vice President -- Corporate Development
James T. Money............................  50     Executive Vice President -- Development Services
Tom G. Downs..............................  52     Senior Vice President -- Operations
Lee A. McKnight...........................  52     Senior Vice President -- Marketing
H. Lee Barfield II........................  51     Director
Jack O. Bovender, Jr......................  52     Director
Frank M. Bumstead.........................  55     Director
Robin G. Costa............................  30     Director
Clarence Edmonds..........................  64     Director
John A. Morris, Jr., M.D..................  50     Director
Daniel K. O'Connell.......................  68     Director
Nadine C. Smith...........................  40     Director
Lawrence J. Stuesser......................  55     Director

     W.E. Sheriff has served as Chairman and Chief Executive Officer of the Company and its predecessors since April 1984. From 1973 to 1984, Mr. Sheriff served in various capacities for Ryder System, Inc., including as president and chief executive officer of its Truckstops of America division. Mr. Sheriff also serves on the boards of various educational and charitable organizations and in varying capacities with several trade organizations, including as a member of the board of the National Association for Senior Living Industries, and as a member of the American Association of Homes and Services for the Aging and the American Senior Housing Association.

     Christopher J. Coates has served as President and Chief Operating Officer of the Company and its predecessors since January 1993. From 1988 to 1993, Mr. Coates served as chairman of National Retirement Company ("NRC"), a senior living management company acquired by a subsidiary of the Company in 1992. From 1985 to 1988, Mr. Coates was senior director of the Retirement Housing Division of Radice Corporation, following that company's purchase in 1985 of National Retirement Consultants, a company formed by Mr. Coates. Mr. Coates is chairman of the board of directors of the American Senior Housing Association.

     George T. Hicks, a certified public accountant, has served as the Executive Vice President -- Finance, Chief Financial Officer, Treasurer, and Secretary since September 1993. Mr. Hicks has served in various capacities for the Company's predecessors since 1985, including Vice President -- Finance and Treasurer from November 1989 to September 1993.

     H. Todd Kaestner has served as Executive Vice President -- Corporate Development since September 1993. Mr. Kaestner has served in various capacities for the Company's predecessors since 1985, including Vice President - Development from 1988 to 1993 and Chief Financial Officer from 1985 to 1988.

     James T. Money has served as Executive Vice President -- Development Services since September 1993. Mr. Money has served in various capacities for the Company's predecessors since 1978, including Vice President -- Development from 1985 to 1993. Mr. Money is a member of the board of directors and the executive committee of the National Association for Senior Living Industries.

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

     Tom G. Downs has served as Senior Vice President -- Operations since 1989. Mr. Downs has served in various capacities for the Company's predecessors since 1979.

     Lee A. McKnight has served as Senior Vice President -- Marketing since September 1991. Mr. McKnight has served in various capacities for the Company's predecessors since 1979.

     H. Lee Barfield II has served as a director of the Company since its inception and as director of various of the Company's predecessors since 1978. Mr. Barfield is a member in the law firm of Bass, Berry & Sims PLC, the Company's outside general counsel, and has served in various capacities for that firm since 1974.

     Jack O. Bovender, Jr. has served as a director of the Company since its inception. Mr. Bovender has been President and Chief Operating Officer of Columbia/HCA Healthcare Corporation ("Columbia/HCA") since August 1997. From March 1994 to August 1997, Mr. Bovender was retired. Prior to March 1994, Mr. Bovender worked for Hospital Corporation of America, a predecessor to Columbia/HCA, for over 18 years in various capacities, including Executive Vice President and Chief Operating Officer.

     Frank M. Bumstead has served as a director of the Company since its inception. Since 1989, Mr. Bumstead has been president and a principal shareholder of Flood, Bumstead, McCready & McCarthy, Inc., a business management firm that represents, among others, artists, songwriters, and producers in the music industry. Since 1993, Mr. Bumstead has also served as the chairman and chief executive officer of FBMS Financial, Inc., an investment advisor registered under the Investment Company Act of 1940. Mr. Bumstead is vice chairman and a director of Response Oncology, Inc., a physician practice management company specializing in oncology, and a director of Nashville Country Club, Inc., an owner and operator of restaurants and hotels. Mr. Bumstead also serves as a director, secretary, and treasurer of Imprint Records, Inc., a music recording company.

     Robin G. Costa has served as a director of the Company since its inception. Since 1994, Ms. Costa has served as chief operating officer of Maddox Companies, a group of over 40 entities involved in oil and gas exploration, real estate development and investment, and other investments. Ms. Costa has served in various capacities for the Maddox Companies since 1985, including as Secretary and Treasurer from 1992 to 1994.

     Clarence Edmonds has served as a director of the Company since its inception and as a director of various of the Company's predecessors since 1987. Mr. Edmonds has served in various capacities, including vice president and treasurer, of Massey Company, an investment services firm, since 1969.

     John A. Morris, Jr., M.D. has served as a director of the Company since its inception. Dr. Morris has served in varying capacities of the medical profession since 1977, and is currently a Professor of Surgery and the Director of the Division of Trauma and Surgical Critical Care at the Vanderbilt University School of Medicine, the Medical Director of the Life Flight Air Ambulance Program at Vanderbilt University Hospital, and an Associate in the Department of Health Policy and Management at the Johns Hopkins University. Dr. Morris is also chairman of the board of Sirrom Capital Corporation, a small business investment company.

     Daniel K. O'Connell has served as a director of the Company since its inception and as a director of various of the Company's predecessors since 1985. Until his retirement in 1990, Mr. O'Connell worked for Ryder System, Inc. for over 25 years in various capacities, including legal counsel and chief financial officer.

     Nadine C. Smith has served as a director of the Company since its inception. Ms. Smith is President and Chief Executive Officer of Enidan Capital Partners, L.P., an investment company that makes equity investments in public and privately held companies ("Enidan"). Prior to co-founding Enidan, Ms. Smith was managing general partner of NC Smith & Co., a financial and management

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

consulting firm, from 1990 to 1997. Ms. Smith also is President and Chief Executive Officer of Sirrom Resource Funding L.P., which provides financing to environmental companies.

     Lawrence J. Stuesser has served as a director of the Company since its inception and as a member of ARCLP's limited partners committee since June 1995. Since June 1996, Mr. Stuesser has been the president and chief executive officer and a director of Computer People, Inc., an information technology professional services and staffing company. From August 1993 to May 1996, Mr. Stuesser was a private investor and independent business consultant. From January 1991 to July 1993, Mr. Stuesser was chairman and chief executive officer of Kimberly Quality Care, Inc., a home health care services company. Mr. Stuesser is chairman of the board of Curative Health Services Inc., a disease management company in the chronic wound care market, and a director of IntegraMed America, Inc., an owner and operator of clinical ambulatory care facilities.

     The Company's Board of Directors, currently consisting of ten members, is divided into three classes of as nearly equal size as possible. At each annual meeting of shareholders, directors constituting one class are elected for a three-year term. The terms of Messrs. Bovender, O'Connell, and Stuesser will expire at the 1998 Annual Meeting of Shareholders, the terms of Messrs. Bumstead and Edmonds and Ms. Smith will expire at the 1999 Annual Meeting of Shareholders, and the terms of Messrs. Sheriff, Barfield, and Morris and Ms. Costa will expire at the 2000 Annual Meeting of Shareholders. See "Description of Capital Stock -- Certain Provisions of the Charter, Bylaws, and Tennessee Law." Executive officers serve at the discretion of the Board of Directors.

     The Board of Directors has established a policy of holding meetings on a regular quarterly basis and on other occasions when required by special circumstances. Certain directors also devote their time and attention to the Board's principal standing committees. The committees and their primary functions are as follows.

          Executive Committee. The Executive Committee is authorized generally to act on behalf of the Board of Directors between scheduled meetings, subject to certain limitations established by the Board of Directors and applicable corporate law. The Executive Committee currently consists of Messrs. Bovender, Bumstead, Morris, and Sheriff.

          Audit Committee. The Audit Committee makes recommendations to the Board of Directors with respect to the Company's financial statements and the appointment of independent accountants, reviews significant audit and accounting policies and practices, meets with the Company's independent accountants concerning, among other things, the scope of audits and reports, and reviews the performance of the overall accounting and financial controls of the Company. The Audit Committee currently consists of Messrs. Barfield and Edmonds and Ms. Costa.

          Compensation Committee. The Compensation Committee has the responsibility for reviewing and approving salaries, bonuses, and other compensation and benefits of executive officers, advising management regarding benefits and other terms and conditions of compensation, and administering the Company's stock incentive, employee stock purchase, 401(k), and other executive compensation plans. See "-- Compensation Pursuant to Plans." The Compensation Committee currently consists of Messrs. O'Connell and Stuesser and Ms. Smith.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation paid or accrued by ARCLP on behalf of the Chief Executive Officer and the four other most highly paid executive officers (collectively, the "Named Executive Officers") for the year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                              ANNUAL COMPENSATION(1)
                                                              -----------------------       ALL OTHER
                NAME AND PRINCIPAL POSITION                   SALARY ($)    BONUS ($)    COMPENSATION ($)
                ---------------------------                   ----------    ---------    ----------------
W.E. Sheriff................................................   212,400       30,515           84,000(2)
  Chairman and Chief Executive Officer
Christopher J. Coates.......................................   153,400       22,038           11,033(3)
  President and Chief Operating Officer
George T. Hicks.............................................   100,300       14,410            7,214(3)
  Executive Vice President -- Finance, Chief Financial
  Officer, Treasurer and Secretary
H. Todd Kaestner............................................   106,200       15,257            7,637(3)
  Executive Vice President -- Corporate Development
James T. Money..............................................   100,300       14,410            7,214(3)
  Executive Vice President -- Development Services

---------------

(1) Does not include amounts distributed by the LLC to its members, including Named Executive Officers. In 1996, ARCLP distributed to the LLC an aggregate of approximately $59,000 and the LLC distributed approximately $13,561 to Mr. Sheriff, $9,686 to Mr. Coates, and $7,749 to each of Messrs. Hicks, Kaestner, and Money in accordance with their ownership interests in the LLC.
(2) Reflects insurance premiums paid by the Company for insurance policies benefiting Mr. Sheriff.
(3) Reflects contributions by the Company under the Company's Section 162 Plan. See "-- Compensation Pursuant to Plans -- Section 162 Plan."

DIRECTOR COMPENSATION

     Directors who are employees of the Company do not receive additional compensation for serving as directors of the Company. Non-employee directors are entitled to an annual retainer of $12,000 payable, in arrears, on the date of each annual meeting of shareholders, commencing with the 1998 Annual Meeting of Shareholders. Non-employee directors are also entitled to a fee of $500 for each board meeting attended by such director, and $250 for each committee meeting attended by such director that is not on the same day as a meeting of the Board of Directors. All directors are entitled to reimbursement for their actual out-of-pocket expenses incurred in connection with attending meetings. In addition, non-employee directors receive options to purchase shares of Common Stock in accordance with the provisions of the 1997 Stock Incentive Plan. See "-- Compensation Pursuant to Plans -- 1997 Stock Incentive Plan."

COMPENSATION PURSUANT TO PLANS

  1997 Stock Incentive Plan

     The Company has adopted a stock incentive plan (the "Stock Incentive Plan"), which was approved by the Board of Directors and shareholder of the Company in February 1997 and became effective on the date of the IPO. Under the Stock Incentive Plan, the Compensation Committee has the authority to grant to key employees and consultants of the Company, and the Board of Directors has the authority to grant to directors who are not employed by the Company ("Outside Directors"), the following types of awards: (1) stock options; (2) stock appreciation rights; (3) restricted stock; and/or (4) other stock-based awards. Pursuant to the Stock Incentive Plan, 1,140,625 shares of Common Stock have been reserved and will be available for issuance, which may include authorized and unissued shares or treasury shares. The number of shares reserved and available for issuance pursuant to the Stock Incentive Plan will, upon the consummation of any Equity Issuance (as defined in the Plan), increase automatically by 10% of the number of shares of Common Stock issued in such Equity Issuance; provided, however, that Incentive Stock Options ("ISOs") may not be issued after 1,093,750 shares of Common Stock have been issued under the Stock Incentive Plan. The maximum number of shares of Common Stock for which awards may be made under the Stock Incentive Plan to any officer of the Company or other person whose compensation may be subject to the limitations on deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), is 200,000 during any single year. As of the date hereof, options to purchase 627,500 shares of Common Stock have been awarded to 115 key employees, directors, and consultants of the Company. Any shares as to which an option or other award expires, lapses unexpired, or is forfeited, terminated, or canceled may become subject to a new option or other award. The Stock Incentive Plan will terminate on, and no award may be granted later than, the tenth anniversary of the date of adoption of the Stock Incentive Plan, but the exercise date of awards granted prior to such tenth anniversary may extend beyond that date.

     The Stock Incentive Plan provides for automatic grants of non-qualified stock options to purchase shares of Common Stock to Outside Directors. Options to purchase 9,000 shares of Common Stock were automatically granted to each person serving as an Outside Director as of the date of the IPO. Any person who was not previously a member of the Board of Directors and who is elected or appointed an Outside Director following the consummation of the IPO but prior to the date of the Annual Meeting of Shareholders of the Company in the year 2000, such Outside Director will automatically be granted an option to purchase 7,000 shares of Common Stock if such Outside Director's service begins prior to the second anniversary of the Offering and 5,000 shares of Common Stock if such Outside Director's service begins after the second anniversary of the Offering. The Board of Directors may, in its discretion, increase or decrease the number of shares subject to such option to reflect the extent to which such Outside Director's expected service may exceed two years or may be less than one year. Such options shall vest with respect to 5,000 shares on the date of the first annual meeting of shareholders following the date of grant, 2,000 shares on the date of the second annual meeting of shareholders following the date of grant, and any remaining shares on the date of the third annual meeting of shareholders following the date of grant.

     On the date of each annual meeting of the shareholders of the Company beginning with the annual meeting of shareholders held in the year 2000, unless the Stock Incentive Plan has been terminated, each Outside Director who will continue as a director following such meeting will receive an option to purchase 3,000 shares of Common Stock. Such options will vest with respect to all 3,000 shares on the date of the next annual meeting of shareholders. All options automatically granted to an Outside Director will enable the optionee to purchase shares of Common Stock at the fair market value of the Common Stock on the date of grant. Outside Director optionees will not be able to transfer or assign their options without the prior written consent of the Board of Directors other than (i) transfers by the optionee to a member of his or her immediate family or a trust for the benefit of the optionee or a member of his or her immediate family; or (ii) transfers by will or by the laws of descent and distribution. Options automatically granted to Outside Directors will have a term of ten years from the date of grant. The exercise price may be paid in cash, shares of Common Stock, or a combination thereof. The Board of Directors has the discretion to reduce, but not increase, the number of shares awardable to Outside Directors.

     ISOs and non-qualified stock options may be granted for such number of shares as the Board or Compensation Committee may determine and may be granted alone, in conjunction with, or in tandem with other awards under the Stock Incentive Plan or cash awards outside the Stock Incentive Plan. A stock option will be exercisable at such times and subject to such terms and conditions as the Compensation Committee will determine. In the case of an ISO, however, the term will be no more than ten years after the date of grant (five years in the case of ISOs for certain 10% shareholders). The option price for an ISO will not be less than 100% (110% in the case of certain

10% shareholders) of the fair market value of the Common Stock as of the date of grant and for any non-qualified stock option will not be less than 50% of the fair market value as of the date of grant. ISOs granted under the Stock Incentive Plan may not be transferred or assigned other than by will or by the laws of descent and distribution. Non-qualified stock options and stock appreciation rights may not be transferred or assigned without the prior written consent of the Compensation Committee, other than (i) transfers by the optionee to a member of his or her immediate family or a trust for the benefit of the optionee or a member of his or her immediate family; or (ii) transfers by will or by the laws of descent and distribution.

     Stock appreciation rights may be granted under the Stock Incentive Plan in conjunction with all or part of a stock option and will be exercisable only when the underlying stock option is exercisable. Once a stock appreciation right has been exercised, the related portion of the stock option underlying the stock appreciation right will terminate. Upon the exercise of a stock appreciation right, the Company will pay to the employee or consultant in cash, Common Stock, or a combination thereof (the method of payment to be at the discretion of the Committee), an amount equal to the excess of the fair market value of the Common Stock on the exercise date over the option price, multiplied by the number of stock appreciation rights being exercised.

     Restricted stock awards may be granted alone, in addition to, or in tandem with, other awards under the Stock Incentive Plan or cash awards made outside the Plan. The provisions attendant to a grant of restricted stock may vary from participant to participant. In making an award of restricted stock, the Compensation Committee will determine the periods during which the restricted stock is subject to forfeiture and may provide such other awards designed to guarantee a minimum value for such stock. During the restriction period, the employee or consultant may not sell, transfer, pledge, or assign the restricted stock but will be entitled to vote the restricted stock and to receive, at the election of the Compensation Committee, cash or deferred dividends.

     The Compensation Committee also may grant other types of awards such as performance shares, convertible preferred stock, convertible debentures, or other exchangeable securities that are valued, as a whole or in part, by reference to or otherwise based on the Common Stock. These awards may be granted alone, in addition to, or in tandem with, stock options, stock appreciation rights, restricted stock, or cash awards outside of the Stock Incentive Plan. Awards will be made upon such terms and conditions as the Compensation Committee may determine.

     If there is a change in control or a potential change in control of the Company (as defined in the Stock Incentive Plan), stock appreciation rights and limited stock appreciation rights, and any stock options which are not then exercisable, will become fully exercisable and vested and the restrictions and deferral limitations applicable to restricted stock and other stock-based awards may lapse and such shares and awards will be deemed fully vested. Stock options, stock appreciation rights, limited stock appreciation rights, restricted stock and other stock-based awards, will, unless otherwise determined by the Compensation Committee in its sole discretion, be cashed out on the basis of the change in control price (as defined in the Stock Incentive Plan and as described below). The change in control price will be the highest price per share paid in any transaction reported on the NYSE or paid or offered to be paid in any bona fide transaction relating to a change in control or potential change in control at any time during the immediately preceding 60-day period, as determined by the Compensation Committee.

  Employee Stock Purchase Plan

     The Company has adopted an employee stock purchase plan (the "Stock Purchase Plan") pursuant to which an aggregate of 250,000 shares of Common Stock have been reserved for issuance. Under the Stock Purchase Plan, employees, including executive officers, who have been employed by the Company continuously for at least one year are eligible, as of the first day of any option period (January 1 through June 30, or July 1 through December 31) (an "Option Period"), to contribute on an after-tax basis up to 15% of their base pay per pay period through payroll deductions and/or a single lump-sum contribution per Option Period to be used to purchase shares of Common Stock. Notwithstanding the foregoing, no employee who is a 5% or greater shareholder of the Company's voting stock is eligible to participate in the Stock Purchase Plan. On the last trading day of each Option Period (the "Exercise Date"), the amount contributed by each participant over the course of the Option Period will be used to purchase shares of Common Stock at a purchase price per share equal to the lesser of (a) 85% of the closing market price of the Common Stock on the Exercise Date; or (b) 85% of the closing market price of the Common Stock on the first trading date of such Option Period. The Stock Purchase Plan is intended to qualify for favorable tax treatment under Section 423 of the Code.

  401(k) Plan

     Employees of the Company participate in a savings plan (the "401(k) Plan") which is qualified under Sections 401(a) and 401(k) of the Code. To be eligible, an employee must have been employed by the Company for at least three months. The 401(k) Plan permits employees to make voluntary contributions up to specified limits. Additional contributions may be made by the Company at its discretion, which contributions vest ratably over a five-year period.

  Section 162 Plan

     The Company maintains a non-qualified deferred compensation plan which allows employees who are "highly compensated" under IRS guidelines to make after-tax contributions to an investment account established in such employee's name. Additional contributions may be made by the Company at its discretion. All contributions to the Section 162 Plan are subject to the claims of the Company's creditors. Approximately 45 employees are eligible to participate in the Section 162 Plan, which is administered by the Compensation Committee. In 1995 and 1996, the Company contributed approximately $99,000 and $274,000, respectively, to the
Section 162 Plan.

  Officers' Incentive Compensation Plan

     The officers of the Company participate in an Officers' Incentive Compensation Plan which provides contingent incentive compensation. The plan provides for a single annual incentive compensation payment in the amount of up to 60% of an officer's base salary dependent upon the degree to which the Company achieves its operational and financial objectives, or up to a maximum total of 100%, contingent upon the degree to which the Company exceeds its objectives.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Tennessee Business Corporation Act ("TBCA") provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) such person acted in good faith, (ii) the director or officer reasonably believed, in the case of conduct in an official capacity, that such conduct was in the corporation's best interests, or, in all other cases, that such conduct was not opposed to the best interests of the corporation, and (iii) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to a director or officer, no indemnification may be made if such director or officer is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, even if such director or officer (i) was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) was adjudged liable on the basis that personal benefit was improperly received, or (iii) breached his or her duty of care to the corporation.

     The Company's Charter provides that to the fullest extent permitted by Tennessee law no director shall be personally liable to the Company or its shareholders for monetary damages for breach of any fiduciary duty as a director. Under the TBCA, this charter provision relieves the Company's directors of personal liability to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from a judgment or other final adjudication establishing (i) any breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) any unlawful distributions. In addition, the Company's Charter and Bylaws provide that each director and officer of the Company shall be indemnified by the Company to the fullest extent allowed by Tennessee law.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee, consisting of Messrs. O'Connell and Stuesser and Ms. Smith, each an Outside Director, was established in February 1997. Prior to the IPO, the Company's executive officers were compensated as employees of ARCLP and compensation decisions were made by ARCLP's compensation committee, which was comprised in 1996 of the persons who now constitute the Company's Compensation Committee. No executive officer of the Company served during 1996 as a member of a compensation committee or as a director of any entity of which any of the Company's directors or members of ARCLP's limited partners committee serves as an executive officer.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of the date hereof with respect to
(i) each of the Named Executive Officers; (ii) each of the Company's directors;
(iii) each person known by the Company to own beneficially more than 5% of the Common Stock; and (iv) all directors and executive officers of the Company as a group. Under the rules of the Securities and Exchange Commission (the "Commission"), a person is deemed to be a "beneficial owner" of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose of or direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. Shares of Common Stock subject to options held by the directors and executive officers that are not exercisable within 60 days of the date hereof are not, in accordance with beneficial ownership rules promulgated by the Commission, deemed outstanding for the purpose of computing such director's or executive officer's beneficial ownership.

                                                                NUMBER OF SHARES        PERCENT OF
                            NAME                               BENEFICIALLY OWNED      COMMON STOCK
                            ----                              ---------------------    ------------
NAMED EXECUTIVE OFFICERS:
W.E. Sheriff................................................        1,670,353(1)(2)        14.6%
Christopher J. Coates.......................................          242,603(3)            2.1
George T. Hicks.............................................          170,259(4)            1.5
H. Todd Kaestner............................................          180,244(5)            1.6
James T. Money..............................................          175,252(6)            1.5
DIRECTORS:
H. Lee Barfield II..........................................          617,661(7)(8)         5.4
Jack O. Bovender, Jr........................................               --                --
Frank M. Bumstead...........................................            5,000                --
Robin G. Costa..............................................        1,372,037(9)(10)       12.0
Clarence Edmonds............................................          360,907(11)           3.2
John A. Morris, Jr., M.D....................................          358,490(12)           3.1
Daniel K. O'Connell.........................................           13,285                 *
Nadine C. Smith.............................................           29,956                 *
Lawrence J. Stuesser........................................           67,547(13)             *
OTHER 5% SHAREHOLDERS:
American Retirement Communities, LLC........................        1,350,000(14)          11.8
Dan Maddox..................................................        1,420,259(9)(15)       12.5
DMAR Limited Partnership....................................        1,372,037(16)          12.0
Mary Louise Frist Barfield..................................          617,661(17)(18)       5.4
Robert A. Frist, M.D........................................          573,872(19)(20)       5.0
All directors and executive officers as a group (16
  persons)..................................................        4,565,497              40.0

---------------

   * Less than 1%.
 (1) Address: 111 Westwood Place, Suite 402, Brentwood, Tennessee 37027.
 (2) Includes 320,353 shares beneficially owned by a family limited partnership in which Mr. Sheriff is a general partner and 1,350,000 shares beneficially owned by the LLC. See Note 14. Mr. Sheriff is Chief Manager and a member of the LLC. Mr. Sheriff disclaims beneficial ownership of the shares owned by the LLC except to the extent of the 294,698 shares as to which he holds a pecuniary interest.
 (3) Includes 210,499 shares beneficially owned by the LLC and 1,860 shares beneficially owned by Sylvester I, L.P. ("Sylvester I") as to which Mr. Coates holds a pecuniary interest.
 (4) Includes 168,399 shares beneficially owned by the LLC and 1,860 shares beneficially owned by Sylvester I as to which Mr. Hicks holds a pecuniary interest.
 (5) Includes 168,399 shares beneficially owned by the LLC and 1,860 shares beneficially owned by Sylvester I as to which Mr. Kaestner holds a pecuniary interest.
 (6) Includes 168,399 shares beneficially owned by the LLC and 1,860 shares beneficially owned by Sylvester I as to which Mr. Money holds a pecuniary interest.
 (7) Address: 2700 First American Center, Nashville, Tennessee 37238.

 (8) Includes 472,857 shares beneficially owned by Mr. Barfield's wife, Mary Louise Frist Barfield. See Note 18. Mr. Barfield is the brother-in-law of Robert A. Frist.
 (9) Address: 3833 Cleghorn Avenue, Suite 400, Nashville, Tennessee 37215.
(10) All shares are beneficially owned by DMAR Limited Partnership ("DMAR"). Ms. Costa is a Vice President of Margaret Energy, Inc., the general partner of DMAR. See Note 15.
(11) Includes 335,888 shares beneficially owned by The Jack C. Massey Foundation ("The Massey Foundation"), of which Mr. Edmonds serves as a co-trustee, and 25,019 shares beneficially owned by Mr. Edmonds' wife. Mr. Edmonds disclaims beneficial ownership of his wife's shares.
(12) All shares are beneficially owned by partnerships owned and controlled by Dr. Morris, his brother Alfred Morris, and members of Dr. Morris' family.
(13) All shares are beneficially owned by B&W Development Centers ("B&W"), of which Mr. Stuesser is a director and 50% shareholder.
(14) Address: 111 Westwood Place, Suite 402, Brentwood, Tennessee 37027. The members of the LLC include the Named Executive Officers and other members of management of the Company. See Notes 2, 3, 4, 5, and 6.
(15) Includes 1,372,037 shares beneficially owned by DMAR. See Notes 10 and 16.
(16) The partners in DMAR include corporations and trusts owned by, or for the benefit of, Mr. Maddox and his wife.
(17) Address: c/o H. Lee Barfield II, 2700 First American Center, Nashville, Tennessee 37238.
(18) Includes 144,804 shares beneficially owned by Mrs. Barfield's husband, H. Lee Barfield II, and an aggregate of 184,084 shares beneficially owned by trusts for the benefit of Mrs. Barfield's children, of which Mrs. Barfield serves as trustee. See Note 8. Mrs. Barfield is the sister of Robert A. Frist.
(19) Address: 1326 Page Road, Nashville, Tennessee 37205.
(20) Includes 22,569 shares beneficially owned by Dr. Frist's wife. Does not include an aggregate of 191,554 shares beneficially owned by Dr. Frist's children who are 18 years of age or older. Dr. Frist is the brother of Mary Louise Barfield Frist and the brother-in-law of H. Lee Barfield II.

                              CERTAIN TRANSACTIONS

TRANSACTIONS IN 1994 AND 1995 PRIOR TO THE 1995 ROLL-UP

  Partnership Distributions

     Prior to the 1995 Roll-Up, certain of the Predecessor Entities made distributions in the ordinary course of business to their respective equity owners, generally in accordance with such persons' relative equity interests, including certain of the Company's directors and Named Executive Officers (all of whom may be deemed to be the "founders" of the Company). During 1994, the following directors and Named Executive Officers of the Company received aggregate distributions, directly or indirectly, from various of the Predecessor Entities in the following amounts: W.E. Sheriff -- $33,000; H. Lee Barfield and Mary Louise Frist Barfield -- $310,000; and Lawrence J. Stuesser -- $15,000. In 1995 through the effective date of the 1995 Roll-Up, the following directors and Named Executive Officers of the Company received aggregate distributions, directly or indirectly, from various of the Predecessor Entities in the following amounts: W.E. Sheriff -- $32,000; H. Lee Barfield and Mary Louise Frist Barfield -- $100,000; Clarence Edmonds -- $7,000; John A. Morris,
Jr. -- $66,000; and Lawrence J. Stuesser -- $4,000.

  Management Fees

     Prior to the 1995 Roll-Up, ARC Management Corporation ("ARCM"), a wholly-owned subsidiary of American Retirement Corporation II ("ARCII") (one of the Predecessor Entities), provided community management services to certain of the other Predecessor Entities (Fort Austin Limited Partnership, Trinity Towers Limited Partnership, and Holley Court Terrace, L.P.) and was paid a management fee pursuant to the terms of management agreements between ARCM and such Predecessor Entities. During 1994 and the first three months of 1995, Fort Austin Limited Partnership paid ARCM aggregate management fees of approximately $1.1 million and $423,000, respectively; Trinity Towers Limited Partnership paid ARCM aggregate management fees of approximately $266,000 and $71,000, respectively; and Holley Court Terrace, L.P. paid ARCM aggregate management fees of approximately $95,000 and $31,000, respectively. Certain of the Company's directors and Named Executive Officers were equity owners in ARCII and the other Predecessor Entities and, consequently, had an indirect interest in such payments. Such directors' and Named Executive Officers' respective ownership interests in the Predecessor Entities were as follows:

                                                                       OWNERSHIP PERCENTAGE
                                                     ---------------------------------------------------------
                                                                                                   FORT AUSTIN
                                                               TRINITY TOWERS      HOLLEY COURT      LIMITED
NAME                                                 ARCII   LIMITED PARTNERSHIP   TERRACE, L.P.   PARTNERSHIP
----                                                 -----   -------------------   -------------   -----------
W.E. Sheriff.......................................   7.7            6.7                2.8             --
Christopher J. Coates..............................    --             --                0.3             --
George T. Hicks....................................    --             --                0.3             --
H. Todd Kaestner...................................    --             --                0.3             --
James T. Money.....................................    --             --                0.3             --
H. Lee Barfield and Mary Louise Frist Barfield.....   5.3            5.4                9.4            8.4
Clarence Edmonds...................................    --            1.7                 --             --
John A. Morris, Jr., M.D...........................    --           16.7                0.6             --
Lawrence J. Stuesser...............................    --             --                 --            0.1

Additionally, ARCII owned 50.0% of Trinity Towers Limited Partnership, 20.1% of Holley Court Terrace, L.P., and 32.0% of Fort Austin Limited Partnership.

  Fees Paid to Directors

     In February 1995, ARCII paid a fee of $15,000 to Messrs. Edmonds and O'Connell and a fee of $30,000 to Ms. Smith, in each case as compensation for services rendered as members of a special committee of ARCII's Board of Directors. In February 1995, ARCII paid Ms. Smith a fee of $165,000 for consulting and other services rendered to ARCII during the period from April 1993 through February 1995 in connection with certain transactions involving ARCII, which fee had previously been deferred by agreement between Ms. Smith and ARCII.

FORMATION OF ARCLP; THE 1995 ROLL-UP

     ARCLP was formed in February 1995 in anticipation of the 1995 Roll-Up of the Predecessor Entities. In connection with the formation of ARCLP, certain directors and Named Executive Officers of the Company contributed cash to ARCLP in the following amounts in return for corresponding limited partnership interests in ARCLP: W. E. Sheriff -- $800,000; Christopher J. Coates -- $100,000; H. Lee Barfield and Mary Louise Frist Barfield -- $1.0 million; John
A. Morris, Jr. -- $2.0 million; and Lawrence J. Stuesser -- $250,000. In addition, the LLC was organized in connection with the formation of ARCLP and serves as its general partner. The members of the LLC include each of the Named Executive Officers and certain other members of management of the Company, who received their respective LLC interests in exchange for services rendered to ARCII. Messrs. Sheriff and Coates have LLC membership interests of approximately 21.8% and 15.6%, respectively, and Messrs. Kaestner, Money, and Hicks have LLC membership interests of approximately 14.5% each.

     As a result of the 1995 Roll-Up, ARCLP issued partnership interests to the partners and shareholders of the Predecessor Entities in exchange for their equity interests in the Predecessor Entities and thereby became the owner, directly or indirectly, of all of the assets of the Predecessor Entities. As a result of the 1995 Roll-Up and the equity exchanges related thereto, certain of the Company's directors and Named Executive Officers received the following limited partnership percentages in ARCLP: W. E. Sheriff -- 3.7%; Christopher J. Coates -- 0.3%; George T. Hicks --

0.03%; H. Todd Kaestner -- 0.4%; James T. Money -- 0.1%; H. Lee Barfield and Mary Louise Frist Barfield -- 7.3%; Clarence Edmonds -- 0.4%; John A. Morris, Jr., M.D. -- 2.4%; Daniel J. O'Connell -- 0.2%; and Lawrence J.
Stuesser -- 0.5%.

REDEMPTION OF PREFERRED PARTNERSHIP INTERESTS

     In connection with the 1995 Roll-Up, partners in certain of the Predecessor Entities exchanged promissory notes for the Preferred Partnership Interests. In 1996, the Company redeemed the Preferred Partnership Interests for an aggregate amount of $10.0 million. In connection with the redemption of the Preferred Partnership Interests, certain executive officers, directors, and certain other limited partners who will be greater than five percent (5%) beneficial owners of the Common Stock (including, unless otherwise noted, their immediate family members and affiliates) received the following amounts in payment for the redemption of their Preferred Partnership Interests: H. Lee Barfield II and Mary Louise Frist Barfield -- $1.12 million (does not include amounts distributed to Robert A. Frist or an aggregate of $780,000 distributed to Mrs. Barfield's sister and trusts for the benefit of Mr. and Mrs. Barfield's nephews); Lawrence
J. Stuesser -- $150,000 (distributed to B&W); DMAR -- $2.16 million; Robert A. Frist -- $1.57 million (does not include an aggregate of $1.24 million distributed to Dr. Frist's children who are 18 years of age or older; amounts distributed to H. Lee Barfield II and Mary Louise Frist Barfield, or an aggregate of $780,000 distributed to Dr. Frist's sister and trusts for the benefit of Dr. Frist's nephews); and Dan Maddox -- $2.34 million (includes $2.16 million distributed to DMAR and $180,000 distributed to a partnership in which Mr. Maddox was a principal; does not include $240,000 distributed to a partnership controlled by Mr. Maddox's son).

REORGANIZATION

     In connection with the Reorganization, the Company issued an aggregate of 7,812,500 shares of Common Stock and the Reorganization Note to ARCLP. Following the Reorganization, ARCLP distributed 1,350,000 shares of Common Stock to the LLC, as general partner of ARCLP, and an aggregate of 6,462,500 shares of Common Stock to the limited partners of ARCLP, generally in accordance with the limited partners' ARCLP contribution accounts. In addition, ARCLP distributed, in liquidation, proceeds from the repayment of the Reorganization Note to the limited partners of ARCLP, generally in accordance with the limited partners' contribution accounts.

     In connection with the Reorganization, certain executive officers, directors, and other limited partners of ARCLP who beneficially own more than 5% of the Common Stock (and, in each case, their immediate family members and affiliates), received shares of Common Stock and received proceeds from the Reorganization Note as set forth in the table below.

                                                               NUMBER OF SHARES        PROCEEDS FROM THE
                            NAME                              OF COMMON STOCK(1)     REORGANIZATION NOTE($)
                            ----                              ------------------     ----------------------
W.E. Sheriff................................................      1,670,353               1,084,371.49(2)
Christopher J. Coates.......................................        242,603(3)              108,666.34(4)
George T. Hicks.............................................        170,259(3)                6,293.82(4)
H. Todd Kaestner............................................        180,244(3)               40,093.44(4)
James T. Money..............................................        175,252(3)               23,193.63(4)
H. Lee Barfield II..........................................        602,661(5)            2,039,949.38(6)
Robin G. Costa..............................................      1,372,037               4,644,227.96(7)
Clarence Edmonds............................................        360,907               1,221,640.38(8)
John A. Morris, Jr., M.D....................................        358,490               1,213,458.23(9)
Daniel K. O'Connell.........................................         10,285                  34,813.61
Nadine C. Smith.............................................         29,956                 101,398.86
Lawrence J. Stuesser........................................         67,547                 228,639.84(10)
American Retirement Communities, LLC........................      1,350,000                         --
Dan Maddox..................................................      1,420,259(11)           4,807,455.82(12)
DMAR Limited Partnership....................................      1,372,037               4,644,227.96
The Jack C. Massey Foundation...............................        335,888               1,136,953.90
Mary Louise Frist Barfield..................................        602,661(13)           2,039,949.38(14)
Robert A. Frist, M.D........................................        573,872(15)           1,942,507.25(16)

---------------

 (1) See Notes to "Principal Shareholders" for certain beneficial ownership information.

 (2) Amounts distributed to a family limited partnership in which Mr. Sheriff is a general partner.
 (3) Does not include shares distributed to other members of the LLC or other partners in Sylvester I.
 (4) Includes $6,293.82 which represents such person's pro rata portion of amounts distributed to Sylvester I.
 (5) Does not include shares distributed to Robert A. Frist or an aggregate of 841,555 shares distributed to Mr. Barfield's father-in-law, sister-in-law, and trusts for the benefit of Mr. Barfield's brother-in-law and nephews.
 (6) Includes $977,470.45 distributed to Mr. Barfield's wife, Mary Louise Frist Barfield, and an aggregate of $572,330.52 distributed to trusts for the benefit of Mr. Barfield's children, of which Mrs. Barfield serves as trustee. See Note 12. Does not include amounts distributed to Robert A. Frist and his wife, and children; Mr. Barfield's brother-in-law; or an aggregate of $2,848,592.12 distributed to Mr. Barfield's father-in-law, sister-in-law, and trusts for the benefit of Mr. Barfield's brother-in-law and nephews.
 (7) All amounts distributed to DMAR. Ms. Costa is a Vice President of Margaret Energy, Inc., the general partner of DMAR.
 (8) Includes $1,136,953.90 distributed to The Massey Foundation and $84,686.48 distributed to Mr. Edmonds' wife.
 (9) All amounts distributed to partnerships owned and controlled by Dr. Morris, his brother Alfred Morris, and members of Dr. Morris' family.
(10) Amounts received by B&W, of which Mr. Stuesser is a director and 50% shareholder.
(11) Does not include an aggregate of 15,39 shares distributed to Mr. Maddox's son.
(12) Includes $4,644,227.96 distributed to DMAR. Does not include an aggregate of $443,495.52 distributed to Mr. Maddox's son.
(13) Does not include shares distributed to Robert A. Frist or an aggregate of 841,555 shares distributed to Ms. Barfield's father, sister, and trusts for the benefit of Ms. Barfield's brother and nephews.
(14) Includes $490,148.41 distributed to Mrs. Barfield's husband, H. Lee Barfield II, and an aggregate of $572,330.52 distributed to trusts for the benefit of Mrs. Barfield's children, of which Mrs. Barfield serves as trustee. See Note 5. Does not include amounts distributed to Robert A. Frist and his wife, and children; Mrs. Barfield's brother; or an aggregate of $2,848,592.12 distributed to Ms. Barfield's father, sister, and trusts for the benefit of Ms. Barfield's brother and nephews.
(15) Does not include shares distributed to H. Lee Barfield II or Mary Louise Frist Barfield, or an aggregate of 841,555 shares distributed to Dr. Frist's father, sister, or trusts for the benefit of Dr. Frist's brother and nephews.
(16) Includes $76,393.06 distributed to Dr. Frist's wife. Does not include an aggregate of $648,394.62 distributed to Dr. Frist's children who are 18 years of age or older. Dr. Frist is the brother of Mary Louise Frist Barfield and the brother-in-law of H. Lee Barfield II. Does not include amounts distributed to H. Lee Barfield II or Mary Louise Frist Barfield and trusts for the benefit of their children, or an aggregate of $2,848,592.12 distributed to Dr. Frist's father, sister, and trusts for the benefit of Dr. Frist's brother and nephews.

MANAGEMENT AGREEMENTS

     The Company is providing full development services related to and has entered into management agreements to manage five assisted living residences with an aggregate capacity for 399 residents, four of which are located in Houston, Texas and one of which is located in Spring Shadow, Texas, owned by affiliates of Jim Maddox, the son of Dan Maddox, a significant shareholder of the Company. Three of the residences are currently under construction and two of the residences are under development. Such management agreements provide for the payment of management fees to the Company based on a percentage of each facility's gross revenues and require the Company to pay operating deficits above a specified amount. The management agreements also provide the Company with the option to purchase the subject facilities. The Company expects to enter into additional management agreements with Jim Maddox or his affiliates.

POLICY OF THE BOARD OF DIRECTORS

     The Board of Directors has adopted a policy providing that any transaction between the Company and any of its directors, officers, or principal shareholders or affiliates thereof must be on terms no less favorable to the Company than can be obtained from unaffiliated parties. Management believes that prior and proposed transactions have complied with this policy.

                           DESCRIPTION OF DEBENTURES

     The Debentures will be issued under an Indenture, to be dated as of
            , 1997 (the "Indenture"), to be executed by the Company and
               , as the trustee under the Indenture (the "Trustee"). The terms of the Debentures include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed as an exhibit to the Registration Statement and is incorporated herein by reference.

     The following is a summary of certain provisions of the Indenture, and does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definitions of certain terms therein to which reference is hereby made. Wherever particular provisions or sections of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference.

GENERAL

     The Debentures are unsecured general obligations of the Company, subject to the rights of holders of Senior Indebtedness of the Company, and will mature on
            , 200 . The Debentures will be limited to $     million aggregate
principal amount, and will bear interest payable semiannually on           and
          of each year, commencing             , 1998, at the per annum rate of
     %. The first payment will be for the period from the date of delivery to
            , 1998. The Company will pay interest on the Debentures to the persons who are registered holders of Debentures at the close of business on the
          or           preceding the interest payment date. Principal and
interest will be payable, the Debentures will be convertible and exchangeable, and transfers thereof will be registerable, at the office or agency of the Company maintained for such purposes, initially at the offices of the Trustee. The Company may pay principal and interest by check and may mail an interest check to a holder's registered address. Holders must surrender Debentures to a Paying Agent to collect principal payments.

     Initially, the Trustee will act as Paying Agent, Registrar, and Conversion Agent. The Company may change any Paying Agent, Registrar, Conversion Agent, or co-registrar upon prior written notice to the Trustee and may act in any such capacity itself.

     The Debentures will be in fully registered form without coupons in denominations of $1,000 or integral multiples thereof. A holder may transfer or exchange Debentures in accordance with the Indenture. No service charge will be made for any registration or transfer, exchange, or conversion of Debentures, except for any tax or other governmental charges that may be imposed in connection therewith. The Registrar need not transfer or exchange any Debentures selected for redemption. Also, in the event of a partial redemption, it need not transfer or exchange any Debentures for a period of 15 days before selecting Debentures to be redeemed. The Indenture does not contain any provision requiring the Company to repurchase the Debentures at the option of the holders thereof in the event of a leveraged buyout, recapitalization, or similar restructuring of the Company, even though the Company's credit-worthiness and the market value of the Debentures may decline significantly as a result of such transaction. The Indenture does not protect holders of the Debentures against any decline in credit quality, whether resulting from any such transaction or from any other cause. The registered holder of a Debenture may be treated as its owner for all purposes.

CONVERSION RIGHTS

     The holders of the Debentures will be entitled at any time on or after December 31, 1997 and prior to maturity, subject to prior redemption, to convert the Debentures (or portions thereof that are $1,000 or integral multiples thereof) into shares of Common Stock at the conversion price set forth on the cover page of this Prospectus (subject to adjustments as described below). No payment or adjustment will be made for accrued interest on a converted Debenture. If any Debenture not called for redemption is converted between a record date for the payment of interest and the next succeeding interest payment date, such Debenture must be accompanied by funds equal to the interest payable to the registered holder on such interest payment date on the principal amount so converted. The Company will not issue fractional interests in shares of Common Stock upon conversion of the Debentures and instead will deliver a check for the fractional share based upon the market value of the Common Stock on the last trading date prior to the conversion date. If the Debentures are called for redemption, conversion rights will expire at the close of business on the redemption date, unless the Company defaults in payment due upon such redemption.

     The conversion price is subject to adjustments in certain events, as set forth in the Indenture, including the payment of dividends or distributions on the Common Stock in shares of capital stock; subdivisions or combinations of the Common Stock into a greater or smaller number of shares of Common Stock; reclassification of the shares of Common Stock resulting in an issuance of any shares of the Company's capital stock; distribution of rights or warrants to all holders of Common Stock entitling them to purchase Common Stock at less than the then-current price at that time; and the distribution to all holders of Common Stock of assets, excluding certain cash dividends and distributions, or debt securities, or any rights or warrants to purchase securities of the Company; provided, however, that no adjustment will be required if holders of the Debentures receive notice of and are allowed to participate in such transactions. No adjustment will be required for rights to purchase Common Stock pursuant to a Company plan for reinvestment of dividends or interest or the Company's Employee Stock Purchase Plan, or for a change in the par value of the Common Stock. To the extent that Debentures become convertible into cash, no adjustment will be required thereafter as to cash. No adjustment in the conversion price need be made unless such adjustment would require a change of at least 1.0% in the conversion price; any adjustment that would otherwise be required to be made, however, shall be carried forward and taken into account in any subsequent adjustment. The Company may voluntarily reduce the conversion price for a period of time.

     If the Company pays dividends on the Common Stock in shares of capital stock or subdivides or combines the Common Stock or issues by reclassification of its Common Stock any shares of its capital stock or merges with, or transfers or leases substantially all of its assets to, another corporation or trust, the holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of capital stock, other securities, cash, or other assets that they would have owned immediately after such event had such Debentures been converted before the effective date of the transaction.

     Any Debentures called for redemption, unless surrendered for conversion on or before the close of business on the redemption date, are subject to being purchased from the holder of such Debentures at the redemption price by one or more investment banks or other purchasers who may agree with the Company to purchase such Debentures and convert them into Common Stock of the Company.

SUBORDINATION OF DEBENTURES

     The indebtedness evidenced by the Debentures will be subordinated and junior in right of payment to the extent set forth in the Indenture to the prior payment in full of amounts then due on all Senior Indebtedness. No payment shall be made by the Company on account of principal of or interest on the Debentures or on account of the purchase or other acquisition of Debentures, if there shall have occurred and be continuing a default with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof, or with respect to any Senior Indebtedness and such default shall be the subject of a judicial proceeding, or the Company shall have received notice of such default from certain persons, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist. In the event of default on any Senior Indebtedness, whether now outstanding or hereafter issued, payments of principal of and interest on the Debentures may not be permitted to be made until such Senior Indebtedness is paid in full, or the event of default on such Senior Indebtedness is cured or waived.

     Upon any acceleration of the principal of the Debentures or any distribution of assets of the Company upon any receivership, dissolution, winding-up, liquidation, reorganization, or similar proceedings of the Company, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the holders of the Debentures or the Trustee are entitled to receive or retain any assets so distributed in respect of the Debentures. By reason of this provision, in the event of insolvency, holders of the Debentures may recover less, ratably, than holders of Senior Indebtedness.

     "Senior Indebtedness" is defined to mean the principal, premium, if any, and interest on, and all other amounts payable under or in respect of Indebtedness of the Company (other than Indebtedness owed to a subsidiary of the Company, Indebtedness of the Company that is expressly pari passu with the Debentures, or Indebtedness that is expressly subordinated to the Debentures). There is no limit on the amount of Senior Indebtedness that the Company may incur. As of June 30, 1997, the Company's Senior Indebtedness totalled approximately $90.9 million.

     "Indebtedness" as applied to any person means, without duplication: (i) all indebtedness for borrowed money whether or not evidenced by a promissory note, draft, or similar instrument; (ii) that portion of obligations with respect to any lease that is properly classified as a liability on a balance sheet in accordance with generally accepted accounting principles; (iii) notes payable and drafts accepted representing extensions of credit; (iv) any balance owed for all or any part of the deferred purchase price of property or services, which purchase price is due more than six months from the date of incurrence of the obligation in respect thereof (except any such balance that constitutes (a) a trade payable or an accrued liability arising in the ordinary course of business or (b) a trade draft or note payable issued in the ordinary course of business in connection with the purchase of goods or services), if and to the extent such debt would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles; (v) tenant deposits;
(vi) any debt of others described in the preceding clauses (i) through (v) that such person has guaranteed or for which it is otherwise liable; and (vii) any deferral, amendment, renewal, extension, supplement, or refunding of any of the foregoing indebtedness; provided, however, that, in computing the "Indebtedness" of any person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof and at the time of determination of such indebtedness, there shall have been deposited with a depository in trust money (or evidences of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem, or satisfy such indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of such person.

OPTIONAL REDEMPTION

     The Debentures will be subject to redemption at the option of the Company, in whole or in part, at any time or from time to time commencing on or after
            , 2000 on at least 30 days' and not more than 60 days' prior notice by mail, at a redemption price equal to 100% of the principal amount thereof, plus interest accrued to the date of redemption.

MODIFICATION OF THE INDENTURE

     Under the Indenture, the rights and obligations of the Company with respect to the Debentures and the rights of holders of the Debentures may, with certain exceptions, be modified by the Company and the Trustee with the written consent of the holders of not less than 66 2/3% in principal amount of the outstanding Debentures. Without the consent of each Holder of any Debenture affected, however, an amendment, waiver, or supplement may not (a) reduce the principal amount of outstanding Debentures whose holders may consent to an amendment; (b) reduce the rate or change the time of payment of interest on any Debenture; (c) reduce the principal of or change the fixed maturity of any Debenture; (d) make any Debenture payable in money other than that stated in the Debenture; (e) change the provisions of the Indenture regarding the right of the holders of a majority of the Debenture to waive defaults under the Indenture or impair the right of any holder of

Debentures to institute suit for the enforcement of any payment of principal and interest on the Debentures on and after their respective due dates; or (f) make any change that adversely affects the right to convert any Debenture. No consent of the holders of the Debentures is required for any amendment of the Indenture or the Debentures by the Company or the Trustee to cure any ambiguity, defect, or inconsistency, or to provide for uncertificated Debentures in addition to certificated Debentures, or to make any change that does not adversely affect the right of a holder of a Debenture.

EVENTS OF DEFAULT, NOTICE, AND WAIVER

     The following are Events of Default under the Indenture: (i) default in the payment of interest on the Debentures when due and payable that continues for 30 days; (ii) default in the payment of principal of (and premium, if any) on the Debentures when due and payable, at maturity, upon redemption, or otherwise, that continues for five business days; (iii) failure to perform any other covenant of the Company contained in the Indenture or the Debentures that continues for 60 days after written notice to the Company as provided in the Indenture; (iv) default under any bond, debenture, note, or other Indebtedness of the Company or under any mortgage, indenture, or other instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company, whether any such Indebtedness exists as of the date of the Indenture or is thereafter created, if (a) either (x) such event of default results from the failure to pay any such Indebtedness at its maturity or
(y) as a result of such event of default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within ten days after notice to the Company of such acceleration or such Indebtedness having been discharged, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal or interest thereon, or the maturity of which has been so accelerated, aggregates $10,000,000 or more; and (v) certain events of bankruptcy, insolvency, or reorganization relating to the Company.

     If an Event of Default occurs and is continuing with respect to the Debentures, either the Trustee or the holders of at least a majority in principal amount of the outstanding Debentures may declare all of the Debentures to be due and payable immediately.

     The Indenture provides that the Company will not (i) declare or pay any dividends or make any distribution to holders of its capital stock (other than dividends or distributions payable in shares of Common Stock) or (ii) purchase, redeem, or otherwise acquire or retire for value any of its Common Stock, or any warrants, rights, or options, to purchase or acquire any shares of its Common Stock (other than the Debentures or any other convertible indebtedness of the Company that is neither secured nor subordinated to the Debentures), if at the time any Event of Default has occurred and is continuing or would exist immediately after giving effect to such action.

     The Trustee may require indemnity reasonably satisfactory to it before it enforces the Indenture or the Debentures. Subject to certain limitations, holders of a majority in principal amount of the outstanding Debentures may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Debentures notice of any default (except a default in payment of principal or interest) if it determines that withholding notice is in their interests. The Company is required to file with the Trustee annually a statement of certain officers as to the absence of defaults in fulfilling any of the Company's obligations under the Indenture.

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF DEBENTURES BY THE COMPANY

     In the event of any Change in Control of the Company occurring after the date of issuance of the Debentures and on or prior to maturity, each holder of Debentures will have the right, at such holder's option, to require the Company to repurchase all or any part of such holder's Debentures on the date (the "Repurchase Date") that is 75 days after the date the Company gives notice of the

Change in Control (as described below) at a price (the "Repurchase Price") equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. On or prior to the Repurchase Date, the Company is required to deposit with the Trustee or a Paying Agent an amount of money sufficient to pay the Repurchase Price of the Debentures that are to be repaid on the Repurchase Date. Neither the Board of Directors of the Company nor the Trustee, acting alone or together, can modify or waive this required repurchase of the Debentures.

     Failure by the Company to repurchase the Debentures when required under the preceding paragraph will result in an event of default under the Indenture, whether or not such repurchase is permitted by the subordination provisions of the Indenture.

     On or before the 15th day after the occurrence of a Change in Control, the Company is obligated to mail to all holders a notice of the event constituting and the date of such Change in Control, the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Debentures, and the procedures that a holder must follow to exercise a repurchase right. To exercise the repurchase right, a holder of a Debenture must deliver, on or before the 10th day prior to the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) and to the Trustee of the holder's exercise of such right, together with the certificates evidencing the Debentures with respect to which the right is being duly exercised, duly endorsed for transfer.

     A "Change in Control" will occur when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons; (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly-owned subsidiary of the Company in which all Common Shares outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock is converted into cash, securities, or other property, in each case other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the common stock of the continuing or surviving corporation immediately after such consolidation or merger; or (iii) any person, or any persons acting together that would constitute a "group" for purposes of Section 13(d) of the Exchange Act, together with any affiliates thereof, acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the total voting power of all classes of capital shares of the Company entitled to vote generally in the election of directors of the Company. Notwithstanding clause (iii) of the foregoing definition, a Change in Control will not be deemed to have occurred solely by virtue of the Company; any Subsidiary; any employee share purchase plan, share option plan, or other share incentive plan or program; retirement plan or automatic dividend reinvestment plan; or any substantially similar plan of the Company or any Subsidiary or any person holding securities of the Company for or pursuant to the terms of any such employee benefit plan, filing or becoming obligated to file a report under or in response to Schedule 13D or
Schedule 14D-1 (or any successor schedule, form, or report) under the Exchange Act disclosing beneficial ownership by it of shares or securities of the Company, whether at least 50% of the total voting power referred to in clause
(iii) of the foregoing definition or otherwise. (Section 14.5) A recapitalization or a leveraged buyout or similar transaction involving members of management or their affiliates will constitute a Change in Control if it meets the foregoing definition.

     Notwithstanding the foregoing, a Change in Control as described above will not be deemed to have occurred if (i) the Current Market Price of the Common Stock on the date of a Change in Control is at least equal to 105% of the conversion price of the Debentures in effect immediately preceding the time of such Change in Control; or (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction giving rise to such Change in Control to the holders of Common Stock consists of shares of common stock that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, and as a result of such transaction the Debentures will become convertible solely into such shares of common stock; or (iii) the consideration in the transaction giving rise to such Change in Control to the holders of Common Stock consists of cash or securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, will be equal to the average of the daily closing prices of such securities during the 10 consecutive trading days commencing with the sixth trading day following consummation of such transaction) is at least 105% of the conversion price of the Debentures in effect on the date immediately preceding the closing date of such transaction.

     There is no definition of the phrase "all or substantially all" as applied to the Company's assets and used in the definition of Change in Control in the Indenture, and there is no clear definition of the phrase under applicable law. As a result of the uncertainty of the meaning of this phrase, in the event the Company were to sell a significant amount of its assets, the holders and the Company may disagree over whether the sale gives rise to the right of holders to require the Company to repurchase the Debentures. In such event, the holders would likely not be able to require the Company to repurchase unless and until the disagreement were resolved in favor of the holders.

     The right to require the Company to repurchase Debentures as a result of a Change in Control could create an event of default under Senior Indebtedness, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination of Debentures." The Company's ability to pay cash to the holders upon a repurchase may also be limited by certain financial covenants contained in the Company's Senior Indebtedness.

     In the event a Change in Control occurs and the holders exercise their rights to require the Company to repurchase Debentures, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase. The Change of Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation, or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other similar debt offerings and the specific terms of this feature resulted from negotiations between the Company and the Underwriter. Management has no present intention to engage in a transaction involving a Change in Control.

     The foregoing provisions would not necessarily afford holders protection in the event of highly leveraged or other transactions involving the Company that may adversely affect holders.

CONSOLIDATION, MERGER, SALE, OR CONVEYANCE

     The Company may merge or consolidate with, or sell or convey all or substantially all of its assets to, any other corporation or entity, provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) shall be an entity organized and existing under the laws of the United States or a state thereof or the District of Columbia and such entity shall expressly assume by supplemental indenture all of the obligations of the Company under the Debentures and the Indenture; (ii) immediately after giving effect to such transactions no default or Event of Default shall have occurred and be continuing; and (iii) the Company shall have delivered to the Trustee an Officer's Certificate and opinion of counsel, stating that the transaction and supplemental indenture comply with the Indenture.

MARKETABILITY

     The Debentures are a new class of securities for which there is no established trading market. Although the Company will apply to list the Debentures on the New York Stock Exchange, there can be no assurance that an active trading market will develop after the Offering.

GOVERNING LAW

     The Indenture and the Debentures will be governed by and construed in accordance with the laws of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, no par value per share (the "Preferred Stock"). Currently, 11,406,250 shares of Common Stock are issued and outstanding, no shares of Preferred Stock are outstanding, and 627,500 shares of Common Stock are reserved for issuance pursuant to outstanding stock options under the Stock Incentive Plan.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the shares voting for the election of directors can elect all of the directors then standing for election by the holders of Common Stock. The holders of Common Stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor. See "Dividend Policy and Prior Distributions." The holders of Common Stock are entitled to share ratably in any assets remaining after satisfaction of all prior claims upon liquidation of the Company. The Company's Charter gives holders of Common Stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to such shares. All outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The authorized Preferred Stock may be issued from time to time in one or more designated series or classes. The Board of Directors may issue shares of Preferred Stock without approval of the shareholders, except as may be required by applicable law or by the rules of the NYSE. The Board of Directors is also authorized to establish the voting, dividend, redemption, conversion, liquidation, and other relative provisions as may be provided in a particular series or class. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present intention to issue any series or class of Preferred Stock.

     The Common Stock is listed on the NYSE. The current rules of the NYSE effectively preclude the listing on the NYSE of any securities of an issuer which has issued securities or taken other corporate action that would have the effect of nullifying, restricting, or disparately reducing the per share voting rights of holders of an outstanding class or classes of securities registered under Section 12 of the Exchange Act. The Company does not intend to issue any additional shares of stock that would make the Common Stock ineligible for continued listing or cause the Common Stock to be delisted from the NYSE.

CERTAIN PROVISIONS OF THE CHARTER, BYLAWS, AND TENNESSEE LAW

  General

     The provisions of the Charter, the Bylaws, and Tennessee statutory law described in this section may delay or make more difficult acquisitions or changes of control of the Company that are not approved by the Board of Directors. Such provisions have been implemented to enable the Company, particularly (but not exclusively) in the initial years of its existence as an independent, publicly-owned company, to develop its business in a manner that will foster its long-term growth without the disruption of the threat of a takeover not deemed by the Board of Directors to be in the best interests of the Company and its shareholders.

  Directors

     The Bylaws provide that the number of directors shall be no fewer than three nor more than fifteen, with the exact number to be established by the Board of Directors and subject to change from time to time as determined by the Board of Directors. Vacancies on the Board of Directors (including vacancies created by an increase in the number of directors) may be filled by the Board of Directors, acting by a majority of the remaining directors then in office, or by a plurality of the votes cast by the shareholders at a meeting at which a quorum is present. Officers are elected annually by and serve at the pleasure of the Board of Directors.

     The Charter and Bylaws provide that the Board of Directors is divided into three classes of as nearly equal size as possible, and the term of office of each class expires in consecutive years so that each year only one class is elected. The Charter also provides that directors may be removed only for cause and only by (i) the affirmative vote of the holders of a majority of the voting power of all the shares of the Company's capital stock then entitled to vote in the election of directors, voting together as a single class, unless the vote of a special voting group is otherwise required by law; or (ii) the affirmative vote of a majority of the entire Board of Directors then in office. The overall effect of these provisions in the Company's Charter and Bylaws may be to render more difficult a change in control of the Company or the removal of incumbent management.

  Advance Notice for Shareholder Proposals or Making Nominations at Meetings

     The Bylaws establish an advance notice procedure for shareholder proposals to be brought before a meeting of shareholders of the Company and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, the Board of Directors, or by a shareholder who has given to the Secretary of the Company timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are selected and recommended by the Board of Directors, or the committee of the Board of Directors designated to make nominations, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors of the Company.

     To be timely, notice of nominations or other business to be brought before any meeting must be received by the Secretary of the Company not later than 120 days in advance of the anniversary date of the Company's proxy statement for the previous year's annual meeting or, in the case of special meetings, at the close of business on the tenth day following the date on which notice of such meeting is first given to shareholders.

     The notice of any shareholder proposal or nomination for election as director must set forth various information required under the Bylaws. The person submitting the notice of nomination and any person acting in concert with such person must provide, among other things, the name and address under which they appear on the Company's books (if they so appear) and the class and number of shares of the Company's capital stock that are beneficially owned by them.

  Amendment of the Bylaws and Charter

     The Bylaws provide that a majority of the members of the Board of Directors who are present at any regular or special meeting or, subject to greater voting requirements imposed by the Charter, the holders of a majority of the voting power of all shares of the Company's capital stock represented at regular or special meeting have the power to amend, alter, change, or repeal the Bylaws.

     Any proposal to amend, alter, change, or repeal provisions of the Charter relating to staggered terms for directors, and limitations on the ability of shareholders to call a shareholders' meeting or to remove directors require approval by the affirmative vote of both a majority of the members of the Board of Directors then in office and the holders of three-fourths of the voting power of all of the shares of the Company's capital stock entitled to vote on the amendments. Other amendments to the Charter require the affirmative vote of both a majority of the members of the Board of Directors then in office and the holders of a majority of the voting power of all of the shares of the Company's capital stock entitled to vote on the amendments, with shareholders entitled to dissenters' rights as a result of the Charter amendment voting together as a single class. Shareholders entitled to dissenters' rights as a result of a Charter amendment are those whose rights would be materially and adversely affected because the amendment (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption;
(iii) alters or abolishes a preemptive right; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or (v) reduces the number of shares held by such holder to a fraction if the fractional share is to be acquired for cash. In general, however, under the TBCA no shareholder is entitled to dissenters' rights if the security he or she holds is listed on a national securities exchange, such as the NYSE.

ANTI-TAKEOVER LEGISLATION

     The Tennessee Business Combination Act (the "Combination Act") provides, among other things, that any corporation to which the Combination Act applies, including the Company, shall not engage in any "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. The Combination Act defines "business combination," generally, to mean any: (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge, or other transfer (in one transaction or a series of transactions) of assets representing 10% or more of (A) the market value of consolidated assets, (B) the market value of the corporation's outstanding shares or (C) the corporation's consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation; (vi) transaction in which the interested shareholder's proportionate share of the outstanding shares of any class of securities is increased; or (vii) financing arrangements pursuant to which the interested shareholder, directly or indirectly, receives a benefit except proportionately as a shareholder. The Combination Act defines "interested shareholder," generally, to mean any person who is the beneficial owner, either directly or indirectly, of 10% or more of any class or series of the outstanding voting stock, or any affiliate or associate of the corporation who has been the beneficial owner, either directly or indirectly, of 10% or more of the voting power of any class or series of the corporation's stock at any time within the five year period preceding the date in question. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period if the transaction (i) complies with all applicable charter and bylaw requirements and applicable Tennessee law and (ii) is approved by at least two-thirds of the outstanding voting stock not beneficially owned by the interested shareholder, or when the transaction meets certain fair price criteria. The fair price criteria include, among others, the requirement that the per share consideration received in any such business combination by each of the shareholders is equal to the highest of (i) the highest per share price paid by the interested shareholder during the preceding five-year period for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash since such earliest date, up to the amount of such interest; (ii) the highest preferential amount, if any, such class or series is entitled to receive on liquidation; or (iii) the market value of the shares on either the date the business combination is announced or the date when the interested shareholder reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

     The Tennessee Control Share Acquisition Act (the "Acquisition Act") prohibits certain shareholders from exercising in excess of 20% of the voting power in a corporation acquired in a "control share acquisition," as defined in the Acquisition Act, unless such voting rights have been previously approved by the disinterested shareholders of the corporation. The Company has elected not to make the Acquisition Act applicable to the Company. No assurance can be given that such election, which must be expressed in a charter or bylaw amendment, will not be made in the future.

     The Tennessee Greenmail Act (the "Greenmail Act") prohibits the Company from purchasing or agreeing to purchase any of its securities, at a price in excess of fair market value, from a holder of 3% or more of any class of such securities who has beneficially owned such securities for less than two years, unless such purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by the Company or the Company makes an offer of at least equal value per share to all holders of shares of such class.

     The effect of the Combination Act, the Acquisition Act, and the Greenmail Act may be to render more difficult a change of control of the Company.

REGISTRATION RIGHTS

     Beneficial holders of an aggregate of 7,812,500 shares of Common Stock have contractual rights with respect to the registration of the sale of such shares ("Registrable Shares"). Beginning May 30, 1998, holders of Registrable Shares that may not otherwise be sold pursuant to Rule 144 of the Securities Act will be entitled to two demand registrations upon the written demand to the Company to register the sale of 25% or more of the Registrable Shares; provided, however, that in no event will any holder of Registrable Shares participating in such demand registrations be permitted to sell in excess of 20% of such holder's Registrable Shares. In addition, until May 30, 1999, holders of Registrable Shares that may not otherwise be sold pursuant to Rule 144 of the Securities Act may require the Company to include all or a portion of such holder's Registrable Shares in a registration statement filed by the Company for its own account to issue Common Stock for cash, provided, among other conditions, that the managing underwriter (if any) of such offering has the right, subject to certain conditions, to limit the number of Registrable Shares included in such registration statement. Holders of Registrable Shares are not entitled to request registration thereof in connection with this offering. In general, all fees, costs, and expenses of such registrations (other than the underwriting commissions, dealers' fees, brokers' fees and concessions applicable to Common Stock) will be borne by the Company.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer and Trust Company, New York, New York is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING

     Schroder & Co. Inc. (the "Underwriter") has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase, and the Company has agreed to sell to the Underwriter, $100,000,000 aggregate principal amount of the Debentures.

     The Underwriting Agreement provides that the Underwriter is obligated to purchase all the Debentures offered hereby, if any such Debentures are purchased.

     The Underwriter has advised the Company that it proposes to offer the Debentures directly to the public, initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriter proposes
initially to allow a concession not in excess of      % of the principal amount
of the Debentures to certain dealers; and that the Underwriter and such dealers
may initially allow a concession not in excess of      % of the principal amount
of the Debentures to other dealers. After the initial offering of the Debentures, the public offering price and such concessions may be changed by the Underwriter.

     The Company has granted an option to the Underwriter, exercisable for 30 days from the date of this Prospectus, to purchase up to $15,000,000 additional principal amount of the Debentures at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriter may exercise such option only to cover over-allotments in the sale of the Debentures offered hereby.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

     The Company and its executive officers and directors will agree with the Underwriter that, for a period of 90 days following the offering, they will not offer, sell, contract to sell, grant an option to purchase, or otherwise dispose (or announce any offer, sale, grant of any option, or other distribution) of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock without the prior written consent of the Underwriter (except that the Company may grant options to purchase or award shares of Common Stock under the Stock Incentive Plan and the Stock Purchase Plan and issue privately placed shares in connection with acquisitions). See "Principal Shareholders" and "Management -- Compensation Pursuant to Plans." The Debentures are a new issue of securities with no existing market. The Company will apply to list the Debentures on the NYSE, but there can be no assurance an active trading market in the Debentures will develop or be sustained following the offering or that the purchasers of the Debentures in the offering will be able to liquidate their investments or to resell such Debentures at or above the initial offering price.

     The Debentures are a new issue of securities with no existing market. The Company will apply to list the Debentures on the NYSE, but there can be no assurance an active trading market in the Debentures will develop or be sustained following the offering or that the purchasers of the Debentures in the offering will be able to liquidate their investments or to resell such Debentures at or above the initial offering price.

     The Underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions, and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

     At the request of the Company, up to $10,000,000 principal amount of Debentures have been reserved for sale in the Offering to certain individuals, including directors and employees of the Company, members of their families, and other persons having business relationships with the Company. The price of such Debentures to such persons will be the initial public offering price set forth on the cover of this Prospectus. The principal amount of Debentures available for sale to the general public will be reduced to the extent these persons purchase such reserved Debentures. Any reserved Debentures not purchased will be offered by the Underwriters to the general public on the same basis as the other Debentures offered hereby.

                                 LEGAL MATTERS

     The validity of the Debentures offered hereby will be passed upon for the Company by Bass, Berry & Sims PLC, Nashville, Tennessee. H. Lee Barfield II, a member of Bass, Berry & Sims PLC, is a director of the Company. Mr. Barfield and his wife and children beneficially own 617,661 shares of Common Stock. See "Principal Shareholders." Certain legal matters will be passed upon for the Underwriter by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

     The Predecessor Entities' and the Predecessor's Combined and Consolidated Financial Statements and schedule as of December 31, 1995 and 1996, and for the year ended December 31, 1994, the three months ended March 31, 1995, the nine months ended December 31, 1995, and the year ended December 31, 1996, and the combined financial statements of Carriage Club for the four months ended April 30, 1996 have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the Predecessor Entities' and the Predecessor's Combined and Consolidated Financial Statements refers to a change in cost basis as a result of a purchase business combination.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Debentures offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Certain items are omitted in accordance with the rules and regulations of the Commissions. Statements contained in this Prospectus concerning the provisions or contents of any contract or other document referred to herein are not necessarily complete. With respect to each such contract, agreement, or document, reference is made to such document for a more complete description, and each statement is deemed to be qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files proxy statements, reports, and other information with the Commission. The Registration Statement (with exhibits), as well as such proxy statements, reports, and other information, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, at http://www.sec.gov. The Company's Common Stock is listed on the NYSE and proxy statements, reports, and other information concerning the Company may be inspected at the offices of the NYSE, Operations, 20 Broad Street, New York, New York 10005.

                        AMERICAN RETIREMENT CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AMERICAN RETIREMENT COMMUNITIES, L.P.
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets -- December 31, 1995 and 1996...   F-3
Combined Statements of Operations -- Year Ended December 31,
  1994 and Three Months Ended March 31, 1995 and
  Consolidated Statements of Operations -- Nine Months Ended
  December 31, 1995 and Year Ended December 31, 1996........   F-4
Combined Statements of Partners'/Shareholders'
  Equity -- Year Ended December 31, 1994 and Three Months
  Ended March 31, 1995 and Consolidated Statements of
  Partners' Equity -- Nine Months Ended December 31, 1995
  and Year Ended December 31, 1996..........................   F-6
Combined Statements of Cash Flows -- Year Ended December 31,
  1994 and Three Months Ended March 31, 1995 and
  Consolidated Statements of Cash Flows -- Nine Months Ended
  December 31, 1995 and Year Ended December 31, 1996........   F-7
Notes to Combined and Consolidated Financial Statements.....   F-9
AMERICAN RETIREMENT CORPORATION
Condensed Consolidated Balance Sheet -- June 30, 1997
  (unaudited)...............................................  F-22
Condensed Consolidated Statements of Operations -- Six
  Months Ended June 30, 1996 and June 30, 1997
  (unaudited)...............................................  F-23
Condensed Consolidated Statements of Cash Flows -- Six
  Months Ended June 30, 1996 and June 30, 1997
  (unaudited)...............................................  F-24
Notes to Condensed Consolidated Financial Statements........  F-25
CARRIAGE CLUB OF CHARLOTTE, LIMITED PARTNERSHIP AND CARRIAGE
  CLUB OF JACKSONVILLE, LIMITED PARTNERSHIP
Independent Auditors' Report................................  F-28
Combined Statement of Operations -- Four Months Ended April
  30, 1996..................................................  F-29
Combined Statement of Partners' Equity -- Four Months Ended
  April 30, 1996............................................  F-29
Combined Statement of Cash Flows -- Four Months Ended April
  30, 1996..................................................  F-30
Notes to Combined Financial Statements......................  F-31

                          INDEPENDENT AUDITORS' REPORT

The Partners
  American Retirement Communities, L.P.:

     We have audited the accompanying consolidated balance sheets of American Retirement Communities, L.P. and consolidated subsidiaries (the Predecessor) as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in partners' equity, and cash flows for the period April 1, 1995 through December 31, 1995 and for the year ended December 31, 1996 (Predecessor periods), and the related combined statements of operations, changes in partners'/shareholders' equity, and cash flows of American Retirement Corporation and combined entities (Predecessor Entities) for the year ended December 31, 1994 and for the period from January 1, 1995 through March 31, 1995 (Predecessor Entities periods). These combined and consolidated financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned Predecessor consolidated financial statements present fairly, in all material respects, the financial position of American Retirement Communities, L.P. and consolidated entities as of December 31, 1995 and 1996, and the results of their operations and their cash flows for the Predecessor periods, in conformity with generally accepted accounting principles. Further, in our opinion, the aforementioned Predecessor Entities combined financial statements present fairly, in all material respects, the results of operations and cash flows of American Retirement Corporation and combined entities for the Predecessor Entities periods, in conformity with generally accepted accounting principles.

     As discussed in note 1 to the combined and consolidated financial statements, effective April 1, 1995, an exchange of common stock or partnership interests for limited partnership interests in American Retirement Communities, L.P. was accounted for as a purchase business combination (the Roll-up). As a result of the Roll-up, net assets not previously owned by the acquirer were recorded at fair value. Accordingly, consolidated financial information for periods after the Roll-up is presented on a different cost basis than that for periods before the Roll-up and, therefore, is not comparable.

                                          KPMG PEAT MARWICK LLP

Nashville, Tennessee
January 22, 1997, except for
Note 16, which is as of
June 4, 1997.

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1995           1996
                                                              ------------   ------------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $  3,825       $  3,222
  Assets limited as to use (note 5).........................       2,411          1,022
  Resident and health care receivables, less allowance for
     doubtful accounts of $78 in 1995 and $108 in 1996......       1,585          2,782
  Management services receivables...........................         876            565
  Inventory.................................................         324            420
  Prepaid expenses..........................................         233            340
  Deferred income taxes (note 12)...........................          --            920
                                                                --------       --------
     Total current assets...................................       9,254          9,271
Assets limited as to use, excluding amounts classified as
  current (note 5)..........................................       3,532          3,607
Land, buildings and equipment, net (notes 6, 9, and 15).....     149,082        213,124
Marketable securities (note 4)..............................         102             52
Other assets (note 7).......................................       3,609          2,108
                                                                --------       --------
          Total assets......................................    $165,579       $228,162
                                                                ========       ========
              LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
  Current portion of long-term debt (note 9)................    $  1,800       $  8,053
  Accounts payable..........................................       2,615          2,441
  Redemption payable (note 10)..............................          --          5,195
  Accrued expenses (note 8).................................       4,442          6,239
  Accrued partner distributions.............................       1,445          1,632
                                                                --------       --------
     Total current liabilities..............................      10,302         23,560
Tenant deposits.............................................       2,748          3,850
Long-term debt, excluding current portion (note 9)..........     100,445        162,636
Other long-term liabilities.................................         261            234
                                                                --------       --------
     Total liabilities......................................     113,756        190,280
Partners' equity:
  Special redeemable preferred partnership interests (note
     10)....................................................      10,000             --
  Other general and limited partners' interests.............      41,823         37,882
                                                                --------       --------
     Total partners' equity.................................      51,823         37,882
                                                                --------       --------
Commitments and contingencies (notes 13 and 14)
          Total liabilities and partners' equity............    $165,579       $228,162
                                                                ========       ========

   See accompanying notes to combined and consolidated financial statements.

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

               COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           PREDECESSOR ENTITIES               PREDECESSOR
                                                        ---------------------------   ---------------------------
                                                            YEAR       THREE MONTHS   NINE MONTHS        YEAR
                                                           ENDED          ENDED          ENDED          ENDED
                                                        DECEMBER 31,    MARCH 31,     DECEMBER 31,   DECEMBER 31,
                                                            1994           1995           1995           1996
                                                        ------------   ------------   ------------   ------------
Revenues:
  Resident and health care revenue.....................   $30,979        $11,761        $47,239        $ 73,878
  Management services revenue..........................     2,362            595          1,524           1,739
                                                          -------        -------        -------        --------
    Total revenues.....................................    33,341         12,356         48,763          75,617
Expenses:
  Community operating expenses.........................    21,780          8,035         30,750          46,960
  General and administrative...........................     3,455          1,108          3,446           6,200
  Depreciation and amortization........................     2,891          1,127          4,534           6,906
                                                          -------        -------        -------        --------
    Total operating expenses...........................    28,126         10,270         38,730          60,066
                                                          -------        -------        -------        --------
    Income from operations.............................     5,215          2,086         10,033          15,551
                                                          -------        -------        -------        --------
Other income (expense):
  Interest expense.....................................    (5,354)        (2,370)        (7,930)        (12,160)
  Interest income......................................       203             49            329             434
  Other (note 11)......................................        98         (1,013)           919             788
                                                          -------        -------        -------        --------
    Other income (expense), net........................    (5,053)        (3,334)        (6,682)        (10,938)
                                                          -------        -------        -------        --------
    Income (loss) before income taxes and
      extraordinary item...............................       162         (1,248)         3,351           4,613
Income tax expense (benefit) (note 12).................        --             20             55            (920)
                                                          -------        -------        -------        --------
    Income (loss) before extraordinary item............       162         (1,268)         3,296           5,533
Extraordinary loss on extinguishment of debt (note 9)..        --             --             --          (2,335)
                                                          -------        -------        -------        --------
    Net income (loss)..................................       162         (1,268)         3,296           3,198
Preferred return on special redeemable preferred
  limited partnership interests (note 10)..............        --             --          1,125           1,104
                                                          -------        -------        -------        --------
    Net income (loss) available for distribution to
      partners and shareholders........................   $   162        $(1,268)       $ 2,171        $  2,094
                                                          =======        =======        =======        ========

                                                                     (Continued)

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

          COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS CONTINUED
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1996
                                                              ------------
Pro forma earnings data (unaudited) (note 16):
Income before income taxes and extraordinary items, as
  reported..................................................     $4,613
Pro forma income taxes......................................        820
                                                                 ------
  Pro forma income before extraordinary item................      3,793
Preferred return on special redeemable preferred limited
  partnership interests.....................................      1,104
                                                                 ------
     Pro forma income before extraordinary item available
      for distribution to partners and shareholders.........     $2,689
                                                                 ======
Pro forma earnings per common share (note 16):
  Pro forma income before extraordinary item................     $ 0.40
  Preferred return on special redeemable preferred limited
     partnership interests..................................       0.12
                                                                 ------
  Pro forma income before extraordinary item available for
     distribution to partners and shareholders..............     $ 0.29
                                                                 ======
  Shares used in computing pro forma income per common
     share..................................................      9,375
                                                                 ======

   See accompanying notes to combined and consolidated financial statements.

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

     COMBINED AND CONSOLIDATED STATEMENTS OF PARTNERS'/SHAREHOLDERS' EQUITY

        YEAR ENDED DECEMBER 31, 1994; THREE MONTHS ENDED MARCH 31, 1995;
      NINE MONTHS ENDED DECEMBER 31, 1995 AND YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                               PARTNERS'/
                                                              SHAREHOLDERS'
                                                                 EQUITY
                                                              -------------
Combined balance, January 1, 1994...........................     $15,042
  Combined income for 1994..................................         162
  Exercise of stock options (ARC)...........................         199
  Distributions to partners during 1994.....................      (2,580)
                                                                 -------
Combined balance, December 31, 1994.........................      12,823
  Combined loss for the period January 1, 1995 through March
     31, 1995...............................................      (1,268)
  Exercise of stock options (ARC)...........................         257
  Acquisition of treasury stock by ARC......................      (1,619)
  Contribution by ARC-LP partners...........................      11,000
  Distributions to partners.................................      (1,400)
                                                                 -------
Combined balance, March 31, 1995............................     $19,793
                                                                 =======

                                                  SPECIAL REDEEMABLE         OTHER GENERAL
                                                   PREFERRED LIMITED          AND LIMITED
                                                 PARTNERSHIP INTERESTS   PARTNERSHIP INTERESTS    TOTAL
                                                 ---------------------   ---------------------   -------
Combined balance, March 31, 1995...............        $     --                 $19,793          $19,793
  Adjustment to equity as a result of business
     combination (note 1)......................              --                  23,923           23,923
  Conversion of debt to special redeemable
     preferred limited partnership interests...          10,000                      --           10,000
  Earnings for the period April 1, 1995 through
     December 31, 1995.........................           1,125                   2,171            3,296
  Distribution to partners for the period April
     1, 1995 through December 31, 1995.........          (1,125)                 (4,064)          (5,189)
                                                       --------                 -------          -------
Consolidated balance, December 31, 1995........          10,000                  41,823           51,823
  Earnings for 1996............................           1,104                   2,094            3,198
  Redemption of preferred limited partnership
     interests.................................         (10,000)                     --          (10,000)
  Distribution to partners.....................          (1,104)                 (6,035)          (7,139)
                                                       --------                 -------          -------
Consolidated balance, December 31, 1996........        $     --                 $37,882          $37,882
                                                       ========                 =======          =======

   See accompanying notes to combined and consolidated financial statements.

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

               COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            PREDECESSOR ENTITIES               PREDECESSOR
                                                         ---------------------------   ---------------------------
                                                             YEAR       THREE MONTHS   NINE MONTHS        YEAR
                                                            ENDED          ENDED          ENDED          ENDED
                                                         DECEMBER 31,    MARCH 31,     DECEMBER 31,   DECEMBER 31,
                                                             1994           1995           1995           1996
                                                         ------------   ------------   ------------   ------------
Cash flows from operating activities:
  Net income (loss)....................................    $    162       $(1,268)       $ 3,296        $  3,198
  Adjustments to reconcile net income (loss) to net
    cash provided (used) by operating activities:
    Depreciation and amortization......................       2,891         1,127          4,534           6,906
    Deferred taxes.....................................          --            --             --            (920)
    Extraordinary loss on extinguishment of debt.......          --            --             --           2,335
    Write-down of value of insurance policies..........          --            --             --              66
    Gain on sale of assets.............................        (155)           --         (1,143)           (874)
    Increase (decrease), net of retirement communities
      acquired, in cash, due to changes in:
      Receivables......................................        (653)         (903)           701            (431)
      Inventory........................................         (67)           (6)           (21)            (56)
      Prepaid expenses.................................          27        (1,496)         1,894            (105)
      Other assets.....................................         (97)          382             --             521
      Accounts payable.................................         586           381            948            (249)
      Accrued expenses.................................       1,004          (157)           487           1,130
      Tenant deposits..................................         344            60            279             202
      Other long-term liabilities......................        (588)           --            (87)            (27)
                                                           --------       -------        -------        --------
        Net cash provided (used) by operating
          activities...................................       3,454        (1,880)        10,888          11,696
                                                           --------       -------        -------        --------
Cash flows from (used by) investing activities:
  Additions to land, building and equipment............     (45,606)       (3,237)        (6,032)        (71,545)
  Proceeds from (purchases of) assets limited as to
    use................................................        (904)           17         (2,915)          2,578
  Proceeds from the sale of assets.....................         205             6          1,214           1,346
  Proceeds from (purchases of) marketable securities...         (52)           --            (50)             --
                                                           --------       -------        -------        --------
        Net cash provided (used) by investing
          activities...................................     (46,357)       (3,214)        (7,783)        (67,621)
                                                           --------       -------        -------        --------

                                                                     (Continued)

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

                                 (IN THOUSANDS)

                                                            PREDECESSOR ENTITIES               PREDECESSOR
                                                         ---------------------------   ---------------------------
                                                             YEAR       THREE MONTHS   NINE MONTHS        YEAR
                                                            ENDED          ENDED          ENDED          ENDED
                                                         DECEMBER 31,    MARCH 31,     DECEMBER 31,   DECEMBER 31,
                                                             1994           1995           1995           1996
                                                         ------------   ------------   ------------   ------------
Cash flows from financing activities:
  Contributions from partners..........................          --        11,000             --              --
  Distributions to partners............................      (2,580)         (485)        (4,659)         (6,952)
  Payment of redeemable preferred interests............          --            --             --          (4,805)
  Proceeds from issuance of long-term debt.............      48,979         1,636          1,614          73,922
  Principal payments on long-term debt.................      (2,471)         (628)        (3,720)         (5,479)
  Expenditures for financing costs.....................      (1,535)         (130)          (346)         (1,364)
  Proceeds from the issuance of common stock...........         199           257             --              --
  Acquisition of treasury stock........................          --        (1,619)            --              --
                                                           --------       -------        -------        --------
        Net cash provided (used) by financing
          activities...................................      42,592        10,031         (7,111)         55,322
                                                           --------       -------        -------        --------
        Net increase (decrease) in cash and cash
          equivalents..................................        (311)        4,937         (4,006)           (603)
Cash and cash equivalents at beginning of period.......       3,205         2,894          7,831           3,825
                                                           --------       -------        -------        --------
Cash and cash equivalents at end of period.............    $  2,894       $ 7,831        $ 3,825        $  3,222
                                                           ========       =======        =======        ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest.............    $  4,946       $ 2,381        $ 7,772        $ 11,907
                                                           ========       =======        =======        ========
  Income taxes paid....................................    $     --       $    --        $    20        $     55
                                                           ========       =======        =======        ========

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTION

  During 1994, 1995, and 1996, as discussed in note 3, the Partnership acquired certain communities. In conjunction with the acquisitions, net assets and liabilities were assumed as follows:

                                          PREDECESSOR ENTITIES                PREDECESSOR
                                      ----------------------------    ----------------------------
                                          YEAR        THREE MONTHS    NINE MONTHS         YEAR
                                         ENDED           ENDED           ENDED           ENDED
                                      DECEMBER 31,     MARCH 31,      DECEMBER 31,    DECEMBER 31,
                                          1994            1995            1995            1996
                                      ------------    ------------    ------------    ------------
  Current assets....................     $  --          $    486        $   892          $ 497
  Other assets......................       481                --             --            674
  Debt..............................        --           (15,480)        (8,010)            --
  Current liabilities...............      (597)               --           (384)          (502)
  Other liabilities.................      (580)              (77)            --             --

     As discussed in note 1, the Partnership engaged in a roll-up transaction in 1995.

   See accompanying notes to combined and consolidated financial statements.

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

            NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1996

(1)  BASIS OF PRESENTATION

     The accompanying financial statements include the combined financial statements of (1) American Retirement Corporation II, formerly known as American Retirement Corporation (ARC) and its wholly owned subsidiaries; (2) Trinity Towers Limited Partnership; (3) Fort Austin Limited Partnership; (4) Holley Court Terrace L.P.; and (5) ARC-LP for the period January 1, 1994 through March 31, 1995 and, as a result of a purchase business combination, the consolidated financial statements of these entities for the periods since April 1, 1995. In these financial statements, activities or transactions occurring on or after April 1, 1995 relate to those of the consolidated entity and are referred to as those of the Partnership.

     Prior to March 31, 1995, ARC-LP, and three limited partnerships (Trinity Towers Limited Partnership, Fort Austin Limited Partnership and Holley Court Terrace L.P.) were entities that were each managed and/or partially owned by ARC. ARC provided management services to ARC-LP and was the managing general partner of and had contracts to provide management services to each of the other three limited partnerships. The accompanying financial statements for the periods prior to March 31, 1995 are presented on a combined basis. All material intercompany transactions and balances have been eliminated.

     Effective March 31, 1995, substantially all of the shareholders of ARC and the non-ARC partners of the three limited partnerships exchanged their common stock or partnership interests for limited partnership interests in ARC-LP (the Roll-up). Certain minority shareholders of ARC tendered their common stock for approximately $1.6 million of cash. The Roll-up was accounted for as a purchase business combination in which ARC was determined to be the accounting acquirer. Accordingly, the ownership interests in ARC-LP and the three operating partnerships not previously owned by ARC were recorded at fair value as of the date of the Roll-up. The net assets acquired were allocated as follows:
land -- $2.6 million; buildings and improvements -- $20.4 million; and furniture and fixtures -- $1.0 million. The general partner of ARC-LP is American Retirement Communities, LLC, whose members are the senior management of ARC.

     The accompanying financial statements for the periods beginning after March 31, 1995 are presented on a consolidated basis. All material intercompany transactions and balances have been eliminated.

     Concurrent with the Roll-up, holders of $10.0 million of notes receivable from Fort Austin Limited Partnership exchanged their notes for an equivalent amount of preferred limited partnership interests in the Partnership (see note
10).

     As further discussed in note 16, a reorganization of the Partnership occurred in 1997.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Use of Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

  (b) Recognition of Revenue

     Resident and health care revenues are reported at the estimated net realizable amounts from residents, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Resident and health care revenues, primarily Medicare, subject to retroactive adjustments, were 7.5%, 9.0%, and 7.8% of resident and health care revenues in 1994, 1995 and 1996, respectively.

     Management services revenue is recorded as earned and relates to providing certain management and administrative support services under management agreements. Such management agreements generally are for terms of three to five years, but may be canceled by the owner, without cause, on three to six months notice. The management services revenues are based either on a contractually fixed fee or a percentage of revenues. Certain management agreements also provide the Partnership with an incentive fee based on various performance goals. Revenues are shown, in these financial statements, net of reimbursed expenses. The reimbursed expenses were $2.5 million, $0.6 million, $1.7 million, and $2.3 million for the year ended December 31, 1994, the three months ended March 31, 1995, the nine months ended December 31, 1995, and the year ended December 31, 1996, respectively.

  (c) Cash Equivalents

     All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

  (d) Marketable Securities

     Marketable securities consist of U.S. Treasury securities and marketable corporate debt securities. All of the Partnership's marketable securities are classified as held-to-maturity securities which are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. Discounts are accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

  (e) Assets Limited as to Use

     Assets limited as to use include assets held by lenders under loan agreements in escrow for property taxes and property improvements, certificates of deposit held as collateral for letters of credit, and resident deposits.

  (f) Inventory

     Inventory consists of supplies and is stated at the lower of cost (first-in, first-out) or market.

  (g) Land, Buildings and Equipment

     Land, buildings, and equipment are stated at cost. Depreciation is provided over the estimated useful life of each class of depreciable asset and is computed on the straight-line basis. Buildings

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

and improvements are depreciated over 15 to 40 years, and furniture, fixtures and equipment are depreciated over 5 to 7 years.

     The Partnership adopted the provisions of Statement of Financial Accounting Standard (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Partnership's financial position, results of operations, or liquidity.

  (h) Other Assets

     Other assets consist primarily of deferred financing charges being amortized on the straight-line basis over the terms of the debt agreement and management contract rights being amortized over the initial terms of the management contracts.

  (i) Income Taxes

     Except for ARC, the entities included in these financial statements are partnerships, and the income and losses of the partnerships and distributions are allocated to the partners in accordance with the various partnership agreements. Accordingly, no provision has been made in the accompanying financial statements for federal and state income taxes related to the partnerships since such taxes are the liabilities of the partners.

     ARC follows the asset and liability method of accounting for income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     See note 16 for a discussion of pro forma taxes.

  (j) Disclosure of Fair Value of Financial Instruments

     The fair values of the financial instruments are estimates based upon current market conditions and quoted market prices for the same or similar instruments as of December 31, 1996. Book value approximates fair value for substantially all of the Partnership's assets and liabilities meeting the definition of a financial instrument.

(3)  ACQUISITIONS

     During 1994, Fort Austin Limited Partnership acquired the assets of four retirement communities. Santa Catalina Villas was acquired on June 15, 1994 for a purchase price of $10.9 million. Hampton at Post Oak, Park Place Retirement Community, and Westlake Village were acquired on October 31, 1994 for a purchase price of $34.7 million. The purchases were financed primarily through various borrowings.

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

     On February 1, 1995, ARC-LP acquired certain assets and assumed certain liabilities of a retirement community in Denver, Colorado known as Heritage Club. The purchase price was $22.0 million and was a combination of cash of approximately $6.5 million and assumption of debt of $15.5 million.

     Effective April 1, 1995, ARC-LP acquired all of the assets and all contractual liabilities of a retirement community and related home health agency in Lexington, Kentucky known as Richmond Place. The purchase price approximated $10.3 million and included the payment of cash of $2.3 million and the assumption of debt of $8.0 million.

     Effective May 1, 1996, ARC-LP acquired all assets and all contractual liabilities of a retirement community in Charlotte, North Carolina known as Carriage Club of Charlotte and a retirement community in Jacksonville, Florida known as Carriage Club of Jacksonville. The purchase price totaled $61.1 million and was financed primarily through various borrowings. The lender has certain rights, including the right to receive 30% of the net cash flows generated by the two communities, 30% of any proceeds from the sale or refinancing of the two communities in excess of certain defined amounts and the right of first offer with respect to any proposed sale of the two communities. The purchase prices have been allocated to the assets acquired and liabilities assumed based on fair market value at the date of acquisition.

     The above acquisitions were accounted for as purchases, and the accompanying financial statements include the results of operations from the date of the acquisitions. The following unaudited pro forma financial information presents the results of operations as if the acquisitions noted above occurring subsequent to January 1, 1995 had occurred on January 1, 1995, after giving effect to certain adjustments primarily additional depreciation expense and increased interest expense on debt related to the acquisitions. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the acquisitions occurred at the beginning of the year:

                                                  1995       1996
                                                 -------    -------
                                                   (IN THOUSANDS)
Total revenues.................................  $74,308    $79,543
                                                 =======    =======
Income (loss) before extraordinary item........  $   (93)   $ 4,750
                                                 =======    =======
Net income (loss)..............................  $   (93)   $ 2,415
                                                 =======    =======

(4)  MARKETABLE SECURITIES

     Marketable securities consist of securities which are classified as held-to-maturity and are reported at amortized cost of $102,000 and $52,000 at December 31, 1995 and 1996, respectively.

     The amortized cost, which approximates market, for marketable securities was as follows:

                                                   DECEMBER 31,    DECEMBER 31,
                                                       1995            1996
                                                   ------------    ------------
                                                          (IN THOUSANDS)
Held-to-maturity:
  U.S. Treasury securities.......................      $ 52            $52
  Exxon Capital Corporation marketable corporate
     debt securities.............................        50             --
                                                       ----            ---
                                                       $102            $52
                                                       ====            ===

     Maturities of marketable securities classified as held-to-maturity was due between one and five years.

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

(5)  ASSETS LIMITED AS TO USE

     Assets limited as to use that are required for obligations classified as current liabilities are reported as current assets. Assets limited as to use, other than tenant deposits, are on deposit with the lender of the mortgage note payable. The residency agreements which govern the terms under which some of the communities lease apartments to residents require each resident to place a tenant deposit with the Partnership in an amount equal to one month's rent. The deposit functions as a security deposit. These deposits are carried as a liability on the balance sheet. In compliance with state laws when applicable, cash reserve accounts are maintained for the tenant deposits. Assets limited as to use consist of the following:

                                                   DECEMBER 31,    DECEMBER 31,
                                                       1995            1996
                                                   ------------    ------------
                                                          (IN THOUSANDS)
Operating expense reserve........................     $  349          $  349
Tax escrow account...............................      1,904             285
Capital improvement escrow.......................        890             218
Bond principal and interest escrow...............        617             862
Tenant deposits..................................      1,292           2,114
Collateral for letter of credit with bank........        891             801
                                                      ------          ------
                                                       5,943           4,629
Less amounts classified as current assets........      2,411           1,022
                                                      ------          ------
Assets limited as to use, excluding amounts
  classified as current assets...................     $3,532          $3,607
                                                      ======          ======

(6)  LAND, BUILDINGS, AND EQUIPMENT

     A summary of land, buildings and equipment is as follows:

                                                   DECEMBER 31,    DECEMBER 31,
                                                       1995            1996
                                                   ------------    ------------
                                                          (IN THOUSANDS)
Land.............................................    $ 18,326        $ 26,519
Buildings and improvements.......................     132,775         187,239
Furniture, fixtures and equipment................       8,960          11,512
                                                     --------        --------
                                                      160,061         225,270
Less accumulated depreciation....................      11,141          17,423
                                                     --------        --------
                                                      148,920         207,847
Construction in progress.........................         162           5,277
                                                     --------        --------
Land, buildings and equipment, net...............    $149,082        $213,124
                                                     ========        ========

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

(7)  OTHER ASSETS

     Other assets consists of the following:

                                                    DECEMBER 31,   DECEMBER 31,
                                                        1995           1996
                                                    ------------   ------------
                                                          (IN THOUSANDS)
Deferred financing costs, net of accumulated
  amortization....................................     $2,649         $1,129
Long term investments.............................        435             --
Other.............................................        525            979
                                                       ------         ------
                                                       $3,609         $2,108
                                                       ======         ======

     Long-term investments at December 31, 1995 consisted of an investment in property held by ARC for resale or development. During September 1996, Williamsburg Landing, Inc. (WLI), a third party, exercised its $1.3 million option to purchase an unimproved parcel of land adjacent to Williamsburg Landing, a facility managed by the Partnership. The basis of the land to ARC was approximately $435,000 resulting in a net gain of approximately $865,000.

     In 1996, the Partnership entered into a development management agreement with WLI whereby the Partnership oversees the land development and administers any relevant payments; however, WLI provides full funding of the development and the Partnership has no financial obligation with respect to the project. The development management agreement provides for a fixed fee to be paid by WLI to the Partnership on a predetermined schedule throughout the term of the planned development. The Partnership has a contractual right to participate in the appreciation value upon any subsequent sale of the real property to the extent of 20% of the net realized profit.

(8)  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                    DECEMBER 31,   DECEMBER 31,
                                                        1995           1996
                                                    ------------   ------------
                                                          (IN THOUSANDS)
Property taxes payable............................     $2,454         $2,550
Accrued payroll...................................        628          1,439
Other.............................................      1,360          2,250
                                                       ------         ------
                                                       $4,442         $6,239
                                                       ======         ======

(9)  LONG-TERM DEBT

     A summary of long-term debt is as follows:

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1995            1996
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
Lexington-Fayette Urban County Government Residential
  Facilities Revenue Bonds refinanced May 1, 1987,
  collateralized by mortgage liens on property and
  equipment. The refinancing bond issue is remarketed to set the coupon rate on April 1 of each year (3.65% for the
  year ended March 31, 1997) until the bonds mature on April
  1, 2015. Interest is due semi- annually on April 1 and
  October 1. ...............................................    $  8,010        $  8,010

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1995            1996
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
Mortgage note payable bearing interest at a fixed rate of
  8.2%. Interest is due monthly with principal payments due
  monthly in varying amounts with remaining principal and
  unpaid interest due at maturity on December 31, 2002. The
  loan is secured by land, buildings, equipment and
  assignment of rents and leases. See note (a) below. ......    $ 62,109        $ 62,332
Mortgage note payable bearing interest at 2.65% above the
  lender's composite commercial paper rate, as defined in
  the promissory note (8.16% at December 31, 1996). Interest is due monthly with principal payments due monthly in
  varying amounts. The remaining principal and unpaid
  interest is due at maturity on December 31, 2002. The loan is secured by land, buildings, equipment and assignment of
  rents and leases. See note (a) below. ....................          --          16,767
Mortgage note payable bearing interest at a fixed rate of
  9.28%. Interest is due monthly with principal payments of
  $61,000 per month beginning May 1, 1997 and continuing
  until and including April 30, 2003, the maturity date of
  the note. The loan is secured by land, buildings,
  equipment, assignment of leases and rents, and escrow
  accounts. ................................................          --          37,000
Mortgage note payable bearing interest at 3.25% above the
  lender's composite commercial paper rate, as defined in
  the promissory note (8.76% at December 31, 1996). Interest is due monthly with principal payments of $19,000 due
  monthly continuing until and including April 30, 2003, the maturity date of the note. The loan is secured by land,
  buildings, equipment, assignment of rents and leases, and
  escrow accounts. .........................................          --          13,110
Note payable to a bank bearing interest at a floating rate
  equal to the bank's index rate (8.25% at December 31,
  1996). Interest is due monthly with quarterly principal
  payments of an amount equal to 20% of the excess of total
  project value over the amount of the note beginning
  September 30, 1997, and continuing until December 31,
  1998, the maturity date of the note. The note is secured
  by a land deed. ..........................................          --             825
Mortgage note payable bearing interest at a fixed rate of
  8.2%. Interest is due monthly with principal payments of
  $20,000 per month with remaining principal and unpaid
  interest due at maturity on December 31, 2001. The loan is secured by land, buildings, equipment and assignment of
  rents and leases. ........................................      15,260          15,020
Note payable to a bank bearing interest at 7.6%. Interest
  due quarterly with principal due at maturity on June 30,
  1997. The loan is secured by land, buildings and equipment and assignment of rents and leases, and is guaranteed by
  certain limited partners. This debt instrument was repaid
  during January 1997 (note 15). See note (b) below. .......       5,000           5,000

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1995            1996
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
Term loan note to a bank with a fixed interest rate of
  10.07%. Principal and interest of $288,822 due quarterly
  through March 31, 1998. This debt instrument was repaid
  during January 1997 (note 15). See note (b) below. .......    $  9,768        $  9,585
Term loan note payable to a bank. Principal of $160,000 and
  interest at a variable rate (8.04% at December 31, 1996)
  tied to the LIBOR rate are due quarterly on the 10th day
  of each January, April, July, and October until October
  31, 1998, when all remaining principal and interest become due. The note was amended during 1996 increasing the face
  amount by $1,150,000. ....................................       2,000           2,630
Other long-term debt, generally payable monthly.............          98             410
                                                                --------        --------
  Total long-term debt......................................     102,245         170,689
  Less current portion......................................       1,800           8,053
                                                                --------        --------
          Long-term debt, excluding current portion.........    $100,445        $162,636
                                                                ========        ========

     The aggregate scheduled maturities of long-term debt at December 31, 1996 are as follows:

                                        (IN THOUSANDS)
1997..................................     $  8,053(b)
1998..................................       14,402(b)
1999..................................        2,303
2000..................................        2,287
2001..................................        2,272
Thereafter............................      141,372
                                           --------
                                           $170,689
                                           ========

---------------
(a) In 1996, the Partnership refinanced two of its notes held with a capital corporation. In 1995, the debt was in the form of two notes, one for $38.5 million and one for $23.5 million, both of which had a variable interest rate of 4.5% above the lender's composite commercial paper rate. The maturity date of both notes was October 31, 2001. The refinancing combined the two notes into a single loan with a $62.0 million initial advance and a $35.0 million commitment for additional borrowing. In 1996, the Partnership borrowed $17.7 million against the remaining commitment. The initial $62.0 million advance bears interest at a fixed rate of 8.2%. Borrowings against the remaining commitment bear interest at a variable rate of 2.65% over the lenders' composite commercial paper rate. All principal reductions under the advances are first applied to any balance outstanding under the variable rate portion of the advances. The maturity of the loan is December 31, 2002. In conjunction with the refinancing, the Partnership wrote off net financing costs related to the previous notes of $2,335,000. This loss was recorded as an extraordinary loss in 1996.
(b) Of the $14,585,000 of debt repaid in January 1997, $5,207,000 and $9,378,000 matured in 1997 and 1998, respectively (see note 15).

     The Partnership is also required to comply with certain restrictive financial and other covenants. At December 31, 1996, the Partnership was in compliance with its debt covenants.

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

     Under the terms of various long-term debt accounts, the Partnership is required to maintain certain deposits with trustees. Such deposits are included with assets limited as to use in these financial statements.

(10)  EQUITY

     As discussed in note 1, in connection with the Roll-up, the shareholders of ARC and the partners in various partnerships exchanged their common stock or partnership interests for limited partnership interests in the Partnership. Additionally, holders of $10.0 million of notes payable by the Fort Austin Limited Partnership exchanged these notes for special redeemable preferred limited partnership interests. Such preferred interests were entitled to a cumulative 15% preferred distribution. Such preferred interests were redeemable, in whole or in part, at the option of the Partnership. During 1996, the Partnership redeemed $4.8 million of the preferred interests and on December 4, 1996, the Partnership approved the redemption of the remaining $5.2 million. Accordingly, the $5.2 million was removed from equity and shown as redemption payable at December 31, 1996 (see note 15). During both 1995 and 1996, the Partnership distributed $1.1 million of preferred distributions. There were no cumulative unpaid preferred distributions at December 31, 1995 or 1996.

     Distributions of all or any portion of the net cash flow from operations or from the proceeds of capital transactions are at the discretion of the general partner. Such distributions are made pursuant to formulas set forth in the limited partnership agreement.

(11)  OTHER INCOME (EXPENSE)

     Other income (expense) consists of the following:

                                               PREDECESSOR ENTITIES               PREDECESSOR
                                            ---------------------------   ---------------------------
                                                YEAR       THREE MONTHS   NINE MONTHS        YEAR
                                               ENDED          ENDED          ENDED          ENDED
                                            DECEMBER 31,    MARCH 31,     DECEMBER 31,   DECEMBER 31,
                                                1994           1995           1995           1996
                                            ------------   ------------   ------------   ------------
                                                                 (IN THOUSANDS)
Gain on sale of assets....................      $155         $    --         $1,143          $874
Costs incurred for the roll-up (see note          --            (964)           (17)           --
  1)......................................
Other, net................................       (57)            (49)          (207)          (86)
                                                ----         -------         ------          ----
                                                $ 98         $(1,013)        $  919          $788
                                                ====         =======         ======          ====

     The 1995 gain resulted primarily from the sale of certain assets and liabilities of a retirement center by a general partnership in which ARC had an investment, and the 1996 gain included a gain of approximately $865,000 from the sale of land owned by ARC (see note 7).

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

(12)  INCOME TAXES

     As discussed in note 2, income taxes, other than those for ARC, are the responsibility of the individual partners. Accordingly, the information shown below relates solely to ARC.

     The income tax expense (benefit), all of which was allocated to income, consists of the following:

                                               PREDECESSOR ENTITIES               PREDECESSOR
                                            ---------------------------   ---------------------------
                                                YEAR       THREE MONTHS   NINE MONTHS        YEAR
                                               ENDED          ENDED          ENDED          ENDED
                                            DECEMBER 31,    MARCH 31,     DECEMBER 31,   DECEMBER 31,
                                                1994           1995           1995           1996
                                            ------------   ------------   ------------   ------------
                                                                 (IN THOUSANDS)
U.S. federal:
  Current.................................     $   --         $   20         $   55         $   --
  Deferred................................         --             --             --           (823)
                                               ------         ------         ------         ------
                                                   --             20             55           (823)
                                               ------         ------         ------         ------
State:
  Current.................................         --             --             --             --
  Deferred................................         --             --             --            (97)
                                               ------         ------         ------         ------
Total.....................................     $   --         $   20         $   55         $ (920)
                                               ======         ======         ======         ======

     For 1994 and 1995, ARC had no income tax expense other than an alternative minimum tax expense of $75,000 in 1995. ARC has net operating loss carryforwards available to offset further taxable income. Such carryforwards represent a deferred tax asset. However, a valuation allowance was applied to produce a net tax asset of zero for 1994 and 1995, since it was not likely the net operating loss carryforwards could be realized. In 1996, ARC has recorded an income tax benefit and a deferred tax asset of $920,000 because of the anticipated utilization of net operating loss carryforwards that will offset taxable gains recognized from a January 1997 sale/leaseback transaction (see note 15).

     The components of deferred tax assets and liabilities at December 31, 1995 and 1996 are presented below:

                                                               1995     1996
                                                              ------   ------
                                                              (IN THOUSANDS)
Deferred tax assets:
  Federal and state operating loss carryforward.............  $1,900   $2,052
  Deferred compensation.....................................      28       46
  Other.....................................................      --       32
                                                              ------   ------
     Total gross deferred tax assets........................   1,928    2,130
     Less valuation allowance...............................   1,164      339
                                                              ------   ------
                                                                 764    1,791
                                                              ------   ------
Deferred tax liabilities:
  Partnership income or loss................................     740      847
  Accumulated depreciation..................................      24       24
                                                              ------   ------
     Total gross deferred tax liabilities...................     764      871
                                                              ------   ------
     Net deferred tax asset.................................  $   --   $  920
                                                              ======   ======

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

     At December 31, 1996, ARC had unused net operating loss carryforwards of approximately $5.4 million for regular tax purposes, and $5.0 million for alternative minimum tax purposes, which expire in varying amounts from 2004 to 2009. Additionally, the Corporation had alternative minimum tax credit carryovers in the amount of approximately $143,000 at December 31, 1996, to be used to offset regular tax in the future in the event the regular tax expense exceeds the alternative minimum tax expense.

     See note 16 for a discussion of pro forma income taxes.

(13)  RETIREMENT PLAN

     The Partnership has established the American Retirement Communities, L.P. 401(k) Plan (the "Plan") for eligible employees who have completed ninety days of service and are at least 21 years old. This Plan is administered by the Partnership with a bank serving as trustee. A Plan participant may elect to contribute up to 20% of his or her annual compensation, subject to certain Internal Revenue Service limitations. The Partnership can elect to make voluntary contributions to the Plan. Such contributions will be allocated to each participant's account. Participants vest in Partnership contributions at 20% per year beginning the first year of employment becoming fully vested after five years of service. The Partnership contributed $54,000 and $277,000 to the Plan during the periods ended December 31, 1995 and 1996, respectively.

     At retirement, the participant receives the balance in his or her individual account. Upon termination of employment prior to retirement, the participant receives 100% of his or her individual contributions plus related earnings and the vested portion of the Partnership's contributions and related earnings. The nonvested portion of a terminated employee's account is reallocated among the remaining Plan participants.

     The Partnership has also established a post tax deferral plan (the 162 plan) for highly compensated employees. The Partnership and the individual participant can both make contributions to the 162 plan and the individual has freedom of investment elections. The Partnership contributed $99,000 and $274,000 to the 162 plan during 1995 and 1996, respectively.

(14)  COMMITMENTS AND CONTINGENCIES

     The Partnership is subject to claims for medical malpractice liabilities; however, management is unaware of any incidents which would have a material impact on the Partnership's financial position or results of operations.

     In the normal course of business, the Partnership is a defendant in certain litigation. However, management is unaware of any action which would have a material adverse impact on the financial position or results of operation of the Partnership.

     The Partnership is self-insured for workers' compensation claims with excess loss coverage of $250,000 per individual claim and $1.3 million for aggregate claims. The Partnership utilizes a third party administrator to process and pay filed claims. The Partnership has accrued $300,000 to cover open claims not yet settled and incurred but not reported claims as of December 31, 1996. Management is of the opinion that such amounts are adequate to cover any such claims.

     The Partnership leases its corporate facilities. The current lease expires December 31, 2001 and requires annual rentals of $252,000.

     The Partnership maintains a $2.5 million line of credit with a bank which is available to provide working capital and to secure various debt instruments. At December 31, 1996, $925,000 of this line of credit had been used to obtain letters of credit.

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

     At December 31, 1996, the Partnership has construction in process at the two retirement communities acquired during the year. The costs to complete the construction approximates $600,000. The Partnership has an outstanding commitment from a mortgage lender of $1.1 million to complete the construction. In December 1996, The Partnership began an expansion of another retirement community. The total cost of construction is expected to be approximately $11.6 million. The partnership has a construction loan commitment from a bank, as well as a permanent loan commitment from a mortgage lender to cover the construction.

(15)  SUBSEQUENT EVENTS

     In January 1997, the Partnership entered into a sale-leaseback transaction with a third party for the property, plant, and equipment of Holley Court Terrace and Trinity Towers retirement communities owned by the Partnership. The net cash proceeds to the Partnership were approximately $27.6 million. The lease is an operating lease with the gain from the transaction of approximately $4.4 million to be recognized over the life of the lease, which is ten years. Lease payments will consist of a base rent which totals approximately $2.5 million per year and additional rent, not to exceed 2.5% over the prior year's rent, based on an increase in revenues at the leased facilities. The agreement contains three separate ten-year renewal options. The proceeds from the sale were used to retire debt of approximately $14.6 million and to fund the redemption of the special redeemable preferred limited partnership interests of $5.2 million.

(16) FORMATION OF NEW AMERICAN RETIREMENT CORPORATION AND PRO FORMA ADJUSTMENTS (UNAUDITED)

     In connection with the initial public offering by American Retirement Corporation (New ARC), the Partnership implemented a reorganization with New ARC, such that all of the Partnership's assets and liabilities were contributed to New ARC, a newly formed corporation, in exchange for common stock totaling 7,812,500 shares and a promissory note to the Partnership in the original principal amount approximating $21.9 million. Immediately prior to the initial public offering, which was completed on June 4, 1997, the Partnership distributed its common stock of New ARC to its partners. New ARC sold an additional 3,593,750 shares of its common stock in the initial public offering. Total proceeds to New ARC from the initial public offering were $45.2 million, after underwriting costs. A portion of the proceeds were utilized on June 4, 1997 to repay the approximately $21.9 million promissory note to the Partnership and the Partnership distributed such amount to its limited partners. The Partnership's historical carrying value for assets and liabilities were carried over to New ARC upon consummation of the reorganization.

  (a) Pro Forma Statement of Earnings Information (Unaudited)

     The income taxes on earnings of the Partnership, other than for ARC, are the responsibility of the partners. The pro forma adjustments reflected on the statement of earnings provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, assuming the Partnership was subject to income taxes. Pro forma income tax expense has been calculated using statutory U.S. federal and state tax rates and gives effect to the recognition in 1996 of the $920,000 deferred tax asset as described in Note 12.

  (b) Pro Forma Net Earnings Per Share (unaudited)

     Pro forma net earnings per share are based on the number of shares which would have been outstanding assuming the partners had been shareholders and is based on the 7,812,500 the partners received when the reorganization became effective plus 1,562,500 shares for the approximately $21.9 million promissory note at an offering price of $14.00 per share.

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

  (c) Tax Expense Charge to Income

     At the time of the reorganization and as a result of the conversion from a limited partnership to a corporation, New ARC recorded, as a one-time charge to income, a deferred income tax liability of approximately $10.7 million resulting from the difference between the accounting and tax bases of New ARC's assets and liabilities.

                        AMERICAN RETIREMENT CORPORATION

                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              JUNE 30, 1997
                                                              -------------
                                  ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 21,863
  Assets limited as to use..................................       3,462
  Resident and health care receivables......................       3,912
  Management services receivables...........................         719
  Inventory.................................................         419
  Prepaid expenses..........................................       1,011
                                                                --------
          Total current assets..............................      31,386
  Assets limited as to use, excluding amounts classified as
     current................................................       3,183
  Land, buildings and equipment, net........................     207,020
  Marketable securities.....................................          52
  Other assets..............................................       4,431
                                                                --------
          Total assets......................................    $246,072
                                                                ========
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................    $  5,935
  Accounts payable..........................................       3,042
  Accrued expenses..........................................       6,937
                                                                --------
          Total current liabilities.........................      15,914
Tenant deposits.............................................       4,365
Long-term debt, excluding current portion...................     161,324
Deferred gain on sale-leaseback transactions................       4,311
Deferred income taxes.......................................       9,807
Other long-term liabilities.................................         229
                                                                --------
          Total liabilities.................................     195,950
Shareholders' equity:
  Preferred stock, no par value; 5,000,000 shares
     authorized,
     no shares issued and outstanding.......................          --
  Common stock, $.01 par value; 50,000,000 shares
     authorized, 11,406,250 shares issued and outstanding...         114
  Additional paid-in capital................................      60,213
  Accumulated deficit.......................................     (10,205)
                                                                --------
          Total shareholders' equity........................      50,122
                                                                --------
          Total liabilities and shareholders' equity........    $246,072
                                                                ========

     See accompanying notes to condensed consolidated financial statements.

                        AMERICAN RETIREMENT CORPORATION

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     SIX MONTHS ENDED
                                                              ------------------------------
                                                              JUNE 30, 1996    JUNE 30, 1997
                                                              -------------    -------------
Revenues:
  Resident and health care revenue..........................     $33,888          $43,424
  Management services revenue...............................         918              965
                                                                 -------          -------
         Total revenues.....................................      34,806           44,389
Expenses:
  Community operating expenses..............................      21,727           27,519
  Lease expense (net).......................................          --            1,072
  General and administrative................................       2,421            4,070
  Depreciation and amortization.............................       3,165            3,206
                                                                 -------          -------
         Total operating expenses...........................      27,313           35,867
                                                                 -------          -------
Income from operations......................................       7,493            8,522
Other income (expense):
  Interest expense..........................................      (4,733)          (6,611)
  Interest income...........................................         132              364
  Other.....................................................          (8)             (61)
                                                                 -------          -------
    Other income (expense), net.............................      (4,609)          (6,308)
                                                                 -------          -------
    Income before income taxes and extraordinary item.......       2,884            2,214
Income tax expense -- current...............................                           92
Income tax expense -- deferred..............................          --           10,728
                                                                 -------          -------
    Income (loss) before extraordinary item.................       2,884           (8,606)
Extraordinary loss on extinguishment of debt................       2,335               --
                                                                 -------          -------
    Net income (loss).......................................     $   549          $(8,606)
                                                                 =======          =======
Preferred return on special redeemable preferred limited
  partnership interests.....................................         714               --
                                                                 -------          -------
    Net income (loss) available for distribution to partners
       and shareholders.....................................     $  (165)         $(8,606)
                                                                 =======          =======
Pro forma earnings data:
  Income before income taxes and extraordinary item, as
    reported................................................     $ 2,884          $ 2,214
  Pro forma income tax expense..............................       1,096              841
                                                                 -------          -------
  Pro forma income before extraordinary item................       1,788            1,373
  Preferred return on special redeemable preferred
    partnership interests...................................         714               --
                                                                 -------          -------
  Pro forma income before extraordinary item available for
    distribution to partners and shareholders...............     $ 1,074          $ 1,373
                                                                 =======          =======
Pro forma earnings per common share:
  Pro forma income before extraordinary item................     $  0.19          $  0.14
  Preferred return on special redeemable preferred limited
    partnership interests...................................        0.08               --
                                                                 -------          -------
  Pro forma income before extraordinary item available for
    distribution to partners and shareholders...............     $  0.11          $  0.14
                                                                 =======          =======
  Shares used in computing pro forma earnings per share
    data....................................................       9,375            9,752
                                                                 =======          =======

     See accompanying notes to condensed consolidated financial statements.

                        AMERICAN RETIREMENT CORPORATION

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                     SIX MONTHS ENDED
                                                              ------------------------------
                                                              JUNE 30, 1996    JUNE 30, 1997
                                                              -------------    -------------
Cash flows from operating activities:
  Net income (loss).........................................    $    549         $ (8,606)
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................       3,165            3,206
     Deferred income taxes..................................          --           10,728
     Extinguishment of debt.................................       2,335               --
     Amortization of deferred gain..........................          --             (102)
  Increase (decrease), net of acquisitions, in cash due to
     changes in:
     Receivables............................................         190           (1,284)
     Inventory..............................................         (17)               1
     Prepaid expenses.......................................          39             (643)
     Other assets...........................................         (59)            (333)
     Accounts payable.......................................         248              601
     Accrued expenses.......................................       1,812              620
     Tenant deposits........................................         (17)             502
     Other long-term liabilities............................         (74)             (28)
                                                                --------         --------
Net cash provided by operating activities...................       8,171            4,662
Cash flows from investing activities:
  Additions to land, building and equipment.................      (2,125)         (10,851)
  Acquisition of retirement communities.....................     (63,184)              --
  Acquisition of assisted living residences.................          --          (11,524)
  Investments in joint ventures.............................          --           (1,030)
  Proceeds from (purchases of) assets whose use is limit....         289           (1,987)
  Proceeds from the maturity of marketable securities.......          50               --
  Proceeds from the sale of assets..........................         437           28,789
                                                                --------         --------
Net cash provided (used) by investing activities............     (64,533)           3,397
Cash flows from financing activities:
  Proceeds from initial public offering, net of expenses....          --           45,221
  Repayment of reorganization note..........................          --          (21,875)
  Payment of redeemable preferred interests.................      (4,805)          (5,195)
  Distributions to partners.................................      (3,576)          (4,132)
  Expenditures for financing costs..........................        (341)             (32)
  Proceeds from the issuance of long-term debt..............      68,948           17,132
  Principal payments on long-term debt......................        (826)         (20,537)
                                                                --------         --------
Net cash provided by financing activities...................      59,400           10,582
  Net increase in cash and cash equivalents.................       3,038           18,641
                                                                --------         --------
Cash and cash equivalents at beginning of period............       3,825            3,222
                                                                --------         --------
Cash and cash equivalents at end of period..................    $  6,863         $ 21,863
                                                                ========         ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest..................    $  3,356         $  6,268
                                                                ========         ========

     See accompanying notes to condensed consolidated financial statements.

                        AMERICAN RETIREMENT CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 1997

1. BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements of American Retirement Corporation (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Certain 1996 amounts have been reclassified to conform with the 1997 presentation. Operating results for the six month period ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997.

     Prior to the IPO, the Company's facilities were owned, managed and/or operated by one or more limited partnerships of the Company's predecessor, American Retirement Communities, LP (the "Partnership" or "Predecessor"). As the Company is newly formed, all references to the Company in connection with historical financial data or otherwise include the Predecessor.

2. INITIAL PUBLIC OFFERING

     On June 4, 1997, the Company completed an IPO of 3,593,750 shares of common stock, the proceeds of which (after underwriting discounts and expenses) amounted to approximately $45.2 million. The Company used approximately $21.9 million of the net proceeds from the IPO to repay the promissory note resulting from the reorganization discussed below. The balance of the net proceeds are being used for working capital purposes, including the development and construction of free-standing assisted living residences and possible acquisitions.

3. FORMATION OF AMERICAN RETIREMENT CORPORATION AND PRO FORMA ADJUSTMENTS

     The Partnership was reorganized concurrent with the IPO such that all of its assets and liabilities were contributed to the Company in exchange for 7,812,500 shares of common stock and a promissory note for approximately $21.9 million (the "Reorganization").

     (a) Pro Forma Earnings Data: The pro forma adjustment reflected on the statements of operations provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, assuming the Partnership was subject to taxes.

     (b) Pro Forma Earnings per Share: Pro forma earnings per share are based on the number of shares which would have been outstanding assuming the partners had been shareholders and is based on the 7,812,500 shares received as a result of the Reorganization plus 1,562,500 shares for the approximate $21.9 million promissory note.

     (c) Tax Expense Charge to Income: At the time of the Reorganization and as a result of the conversion from a limited partnership to a corporation, the Company recorded as a one-time charge to income a net deferred income tax expense of approximately $10.7 million resulting from the difference between the accounting and tax bases of the new corporation's assets and liabilities.

                        AMERICAN RETIREMENT CORPORATION

4. EQUITY

     The following table summarizes the Company's equity transactions for the six months ended June 30, 1997:

                                                          ADDITIONAL
                                     PARTNERS'   COMMON    PAID-IN     RETAINED
                                      EQUITY     STOCK     CAPITAL     EARNINGS     TOTAL
                                     ---------   ------   ----------   ---------   -------
Balance at December 31, 1996.......  $ 37,882                                      $37,882
Net income (loss)..................     1,599                           (10,205)    (8,606)
Partner distributions..............    (2,500)                                      (2,500)
Reorganization Note................   (21,875)                                     (21,875)
Transfer of partnership equity for
  7,812,500 shares of common
  stock............................   (15,106)      78      15,028                       0
Net proceeds from issuance of
  3,593,750 shares of common
  stock............................                 36      45,185                  45,221
                                     --------     ----     -------     --------    -------
Balance at June 30, 1997...........  $     --     $114     $60,213     $(10,205)   $50,122
                                     ========     ====     =======     ========    =======

5. INCOME TAXES

     The total provision for income taxes for the quarter ended June 30, 1997 was $10.8 million consisting of current income tax expense of $.1 million and deferred tax expense of $10.7 million. The deferred tax expense includes an increase in deferred income tax liabilities of $12.2 million primarily related to the Reorganization. The increase in deferred income tax liabilities is partially offset by an increase in deferred income tax assets of $2.3 million, also related primarily to the Reorganization. The Company believes that it is more likely than not that the benefits of the deferred income tax assets will be realized. Accordingly, the Company has not established a valuation allowance against the deferred tax assets. The net deferred income tax liability as of June 30, 1997 was $9.8 million.

6. ACQUISITIONS

     In May 1997, the Company acquired assisted living residences in Tarpon Springs, Florida and Corpus Christi, Texas and a leasehold interest in an assisted living residence in Victoria, Texas. The total consideration was approximately $11.5 million, of which approximately $8.2 million was financed through mortgage loans and the remaining $3.3 million was paid in cash.

7. RECENTLY ISSUED ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 , "Earnings Per Share". This statement establishes and simplifies standards for computing and presenting earnings per share. SFAS No. 128 will be effective beginning with the Company's quarter ended December 31, 1997 and requires the restatement of all previously reported earnings per share data that are presented. Early adoption of SFAS No. 128 is not permitted. SFAS No. 128 replaces primary and fully diluted earnings per share. There will be no impact on the calculation of basic earnings per share for the quarters ended June 30, 1997 and 1996. Diluted earnings per share is not expected to differ materially from basic earnings per share.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". The statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise

                        AMERICAN RETIREMENT CORPORATION
during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners. SFAS No. 130 will be effective for the Company's fiscal year ending December 31, 1998. Adoption of SFAS No. 130 is not expected to significantly impact the Company's financial position or results of operations, including the required comparative presentation for prior periods.

     In June 1997, the FASB also issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" which supersedes SFAS No. 14. This statement changes the way that public business enterprises report segment information, including financial and descriptive information about their operating segments, in annual financial statements and would require that those enterprises report selected segment information in interim financial reports to shareholders. Operating segments are defined as revenue-producing components of the enterprise which are generally used internally for evaluating segment performance. SFAS No. 131 will be effective for the Company beginning with the Company's first quarter of 1998. Adoption of SFAS No. 131 will not impact the Company's financial position or results of operations.

                          INDEPENDENT AUDITORS' REPORT

The Partners
  American Retirement Communities, L.P.:

     We have audited the accompanying combined statements of operations, partners' equity and cash flows of the Carriage Club of Charlotte Limited Partnership and Carriage Club of Jacksonville Limited Partnership for the four months ended April 30, 1996. These combined financial statements are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the operations and cash flows of Carriage Club of Charlotte Limited Partnership and Carriage Club of Jacksonville Limited Partnership for the four month period ending April 30, 1996, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Nashville, Tennessee
January 22, 1997

                 CARRIAGE CLUB OF CHARLOTTE LIMITED PARTNERSHIP
             AND CARRIAGE CLUB OF JACKSONVILLE LIMITED PARTNERSHIP

                        COMBINED STATEMENT OF OPERATIONS

                        FOUR MONTHS ENDED APRIL 30, 1996
                                 (IN THOUSANDS)

Resident and health care revenue............................  $4,086
Expenses:
  Community operating expenses..............................   2,498
  Depreciation and amortization.............................     464
                                                              ------
     Total operating expenses...............................   2,962
                                                              ------
     Income from operations.................................   1,124
                                                              ------
Other income (expense):
  Interest expense..........................................    (833)
  Interest income...........................................      21
                                                              ------
     Other income (expense), net............................    (812)
                                                              ------
          Net income........................................  $  312
                                                              ======
Pro forma earnings data (unaudited) (note 6):
  Income as reported........................................  $  312
  Pro forma income taxes....................................     119
                                                              ------
  Pro forma net income......................................  $  193
                                                              ======

                     COMBINED STATEMENT OF PARTNERS' EQUITY

                        FOUR MONTHS ENDED APRIL 30, 1996
                                 (IN THOUSANDS)

                                                              PARTNERS'
                                                               EQUITY
                                                              ---------
Combined balance, December 31, 1995.........................   $1,090
  Combined net income for the four months ended April 30,
     1996...................................................      312
  Contributions from partners...............................      646
                                                               ------
Combined balance, April 30, 1996............................   $2,048
                                                               ======

            See accompanying notes to combined financial statements.

                 CARRIAGE CLUB OF CHARLOTTE LIMITED PARTNERSHIP
             AND CARRIAGE CLUB OF JACKSONVILLE LIMITED PARTNERSHIP

                        COMBINED STATEMENT OF CASH FLOWS

                        FOUR MONTHS ENDED APRIL 30, 1996
                                 (IN THOUSANDS)

Cash flows from operating activities:
  Net income................................................  $   312
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................      464
     Increase (decrease) in cash, due to changes in:
       Resident, patient, and personal care receivables.....        4
       Inventory............................................        2
       Prepaid expenses.....................................        8
       Other assets.........................................       (4)
       Accounts payable.....................................      (65)
       Property taxes payable...............................      (42)
       Accrued expenses and other current liabilities.......       24
       Tenant deposits......................................      (34)
                                                              -------
          Net cash provided by operating activities.........      669
                                                              -------
Cash flows used by investing activities:
     Expenditures for purchases of furniture, fixtures and
      equipment.............................................   (2,664)
     Purchases of assets limited as to use..................      (81)
                                                              -------
          Net cash used by investing activities.............   (2,745)
                                                              -------
Cash flows from financing activities:
     Contributions from partners............................      646
     Proceeds from the issuance of long-term debt...........      727
     Expenditures for financing costs.......................      (27)
                                                              -------
Net cash provided by financing activities...................    1,346
                                                              -------
Net decrease in cash and cash equivalents...................     (730)
Cash and cash equivalents at beginning of period............    1,963
                                                              -------
Cash and cash equivalents at end of period..................  $ 1,233
                                                              =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest....................  $   833
                                                              =======

            See accompanying notes to combined financial statements

                 CARRIAGE CLUB OF CHARLOTTE LIMITED PARTNERSHIP
             AND CARRIAGE CLUB OF JACKSONVILLE LIMITED PARTNERSHIP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                 APRIL 30, 1996

(1)  BASIS OF PRESENTATION

     The accompanying financial statements include the combined financial statements of Carriage Club of Charlotte Limited Partnership and Carriage Club of Jacksonville Limited Partnership (the Partnerships) for the four months ended April 30, 1996. Carriage Club of Charlotte is a retirement living community located in Charlotte, North Carolina with 306 units. Carriage Club of Jacksonville is a retirement community located in Jacksonville, Florida with 260 units. The limited partners in the Partnerships are shareholders of the corporate general partners. Allocations of profits, losses and cash distributions of the Partnership are made pursuant to the terms of the partnership agreement. Generally, such allocations and cash distributions are made to the partners in proportion to their respective ownership interests.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Use of Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (b) Cash Equivalents

     For the purposes of the statement of cash flows, the Partnerships consider highly liquid debt investments with a maturity of three months or less when purchased to be cash equivalents.

  (c) Income Taxes

     The entities included in these financial statements are partnerships, and the income and losses of the partnerships and distributions are allocated to the partners in accordance with the various partnership agreements. Accordingly, no provision has been made in the accompanying financial statements for federal and state income taxes related to the partnerships since such taxes are the liabilities of the partners.

  (d) Recognition of Revenue

     Resident and health care revenues are reported at the estimated net realizable amounts from residents, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined.

  (e) Depreciation

     Depreciation is provided over the estimated useful life of each class of depreciable asset and is computed on the straight-line basis.

                 CARRIAGE CLUB OF CHARLOTTE LIMITED PARTNERSHIP
             AND CARRIAGE CLUB OF JACKSONVILLE LIMITED PARTNERSHIP

             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

(3)  RENTS

     The partnerships lease the majority of their units to their tenants under leases that have lease terms of one year with rents due monthly. The leases are noncancelable except for instances of tenant death or tenant health reasons.

(4)  MANAGEMENT AGREEMENT

     Carriage Club of Charlotte and Carriage Club of Jacksonville each have a management agreement with a wholly-owned subsidiary of American Retirement Corporation II (ARC) which provides for management of daily operations of the retirement communities. Each entity pays ARC $20,000 per month for these services.

(5)  SUBSEQUENT EVENTS

     Effective May 1, 1996, American Retirement Communities, L.P. acquired all assets and all contractual liabilities of Carriage Club of Charlotte Limited Partnership and Carriage Club of Jacksonville Limited Partnership.

(6)  PRO FORMA INCOME TAXES

     The income taxes of the Partnerships are the responsibility of the partners. The pro forma adjustment reflected in the statement of operations provides for income taxes as if the Partnership were subject to the taxes.

======================================================

  NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................     3
Risk Factors.........................     9
The Company..........................    17
Use of Proceeds......................    18
Price Range of Common Stock..........    19
Dividend Policy and Prior
  Distributions......................    19
Capitalization.......................    20
Unaudited Pro Forma Condensed
  Combined Financial Information.....    21
Selected Combined and Consolidated
  Financial Data.....................    26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    29
Business.............................    42
Management...........................    61
Principal Shareholders...............    69
Certain Transactions.................    70
Description of Debentures............    75
Description of Capital Stock.........    82
Underwriting.........................    86
Legal Matters........................    87
Experts..............................    87
Available Information................    87
Index to Consolidated Financial
  Statements.........................   F-1

======================================================
======================================================
                                  $100,000,000
                     AMERICAN RETIREMENT CORPORATION (LOGO)
                                                      % CONVERTIBLE SUBORDINATED
                               DEBENTURES DUE 200
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                              SCHRODER & CO. INC.
                                            , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated costs and expenses of the Registrant in connection with the offering described in the Registration Statement.

SEC registration fee........................................  $ 34,849
NASD fee....................................................    12,000
Accounting fees and expenses................................     *
Legal fees and expenses.....................................     *
Printing and engraving expenses.............................     *
Blue sky fees and expenses..................................     *
Trustee fees and expenses...................................     *
Miscellaneous fees and expenses.............................     *
                                                              --------
          Total.............................................  $400,000
                                                              ========

---------------

* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Tennessee Business Corporation Act ("TBCA") provides that a corporation may indemnify any director or officer against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) the director or officer reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation's best interest, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation, and (iii) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director or officer, if such director or officer is adjudged liable on the basis that a personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met.

     The Charter and Bylaws of the Company provide that the Company will indemnify from liability, and advance expenses to, any present or former director or officer of the Company to the fullest extent allowed by the TBCA, as amended from time to time, or any subsequent law, rule, or regulation adopted in lieu thereof. Additionally, the Charter provides that no director of the Company will be personally liable to the Company or any of its shareholders for monetary damages for breach of any fiduciary duty except for liability arising from (i) any breach of a director's duty of loyalty to the Company or its shareholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any unlawful distributions, or (iv) receiving any improper personal benefit.

     The Company has purchased a directors and officers insurance policy providing for $10.0 million in coverage for certain liabilities of the Company's directors and officers. The policy expires in May 2000.

     The proposed form of the Underwriting Agreement to be filed as Exhibit 1 to this Registration Statement contains certain provisions relating to the indemnification of the Company and its controlling persons by the Underwriters and relating to the indemnification of the Underwriters by the Company and its controlling persons.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     All of the shares of Common Stock outstanding on the date hereof other than the 3,593,750 shares sold by the Company in its initial public offering in May 1997 (the "IPO") were distributed to the Registrant's shareholders immediately prior to the effectiveness of the IPO in connection with the transfer of assets to the Registrant by an affiliated limited partnership and the simultaneous liquidation of the affiliated limited partnership. Prior to such distribution, the Registrant's shareholders were partners of the affiliated limited partnership. In accordance with the provisions of the limited partnership's Partnership Agreement, the partners voted prior to the filing of the Company's registration statement in connection with the IPO to organize the Registrant and liquidate the limited partnership, subject only to the effectiveness of the IPO. The Registrant believes that the distribution of shares of Common Stock by the affiliated limited partnership was an exempt transaction in accordance with
Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of the Registration Statement:

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1        --  Form of Underwriting Agreement**
  2.1      --  Limited Partnership Agreement of American Retirement
               Communities, L.P., dated February 7, 1995, as amended April
               1, 1995*
  2.2      --  Articles of Share Exchange between American Retirement
               Communities, L.P., and American Retirement Corporation,
               dated March 31, 1995 (including attached Plan and Agreement of Share Exchange)*
  2.3      --  Reorganization Agreement, dated February 28, 1997*
  3.1      --  Charter of the Registrant*
  3.2      --  Bylaws of the Registrant*
  4.1      --  Specimen Common Stock certificate*
  4.2      --  Article 8 of the Registrant's Charter (included in Exhibit
               3.1)
  4.3      --  Indenture**
  5        --  Opinion of Bass, Berry & Sims PLC**
 10.1      --  American Retirement Corporation 1997 Stock Incentive Plan*
 10.2      --  American Retirement Corporation Employee Stock Purchase
               Plan*
 10.3      --  American Retirement Corporation 401(k) Retirement Plan*
 10.4      --  Officers' Incentive Compensation Plan*
 10.5      --  Registration Rights Policy*
 10.6      --  Lease and Security Agreement, dated January 2, 1997, by and between Nationwide Health Properties, Inc. and American
               Retirement Communities, L.P.*
 10.7      --  Lease and Security Agreement, dated January 2, 1997, by and between N.H. Texas Properties Limited Partnership and
               Trinity Towers Limited Partnership*
 10.8      --  Amended and Restated Loan Agreement, dated December 21,
               1994, between Carriage Club of Denver, L.P. and General
               Electric Capital Corporation*

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 10.9      --  Amended and Restated Promissory Note, dated December 21,
               1994 between Carriage Club of Denver, L.P. and General
               Electric Capital Corporation*
 10.10     --  Assumption, Consent and Loan Modification Agreement, dated
               February 8, 1995, by and among Carriage Club of Denver,
               L.P., American Retirement Communities, and General Electric
               Capital Corporation*
 10.11     --  Loan Agreement, dated October 31, 1995, by and between
               American Retirement Communities, L.P. and First Union
               National Bank of Tennessee, as amended*
 10.12     --  Amended and Restated Promissory Note, dated October 31,
               1995, by American Retirement Communities, L.P. to First
               Union National Bank of Tennessee, as amended*
 10.13     --  Revolving Credit Promissory Note, dated October 31, 1995, by
               American Retirement Communities, L.P. to First Union
               National Bank of Tennessee, as amended*
 10.14     --  Standby Note, dated October 31, 1995, by American Retirement
               Communities, L.P. to First Union National Bank of North
               Carolina*
 10.15     --  Reimbursement Agreement, dated October 31, 1995, between
               American Retirement Communities, L.P. and First Union
               National Bank of North Carolina, as amended*
 10.16     --  Loan Agreement, dated January 4, 1996, between General
               Electric Capital Corporation and Fort Austin Limited
               Partnership*
 10.17     --  Promissory Note, dated January 4, 1996, by Fort Austin
               Limited Partnership to General Electric Capital Corporation*
 10.18     --  Promissory Note, dated April 1, 1992, by Fort Austin Limited
               Partnership to General Electric Capital Corporation, as
               amended*
 10.19     --  Loan Agreement, dated May 7, 1996, between ARCLP-Charlotte,
               LLC, American Retirement Communities, L.P. and General
               Electric Capital Corporation*
 10.20     --  Junior Promissory Note, dated May 7, 1996, by
               ARCLP-Charlotte, LLC and American Retirement Communities,
               L.P. to General Electric Capital Corporation*
 10.21     --  Senior Promissory Note, dated May 7, 1996, by
               ARCLP-Charlotte, LLC and American Retirement Communities,
               L.P. to General Electric Capital Corporation*
 10.22     --  Construction Loan Agreement, dated March 14, 1997, between
               Fort Austin Limited Partnership and First Union National
               Bank of Tennessee*
 10.23     --  Construction Loan Addendum, dated March 28, 1997, between
               First Union National Bank of Tennessee and Fort Austin
               Limited Partnership*
 10.24     --  Promissory Note, dated March 28, 1997, by Fort Austin
               Limited Partnership to First Union National Bank of
               Tennessee*
 10.25     --  Letter of Intent, dated April 3, 1997, by National Health
               Investors, Inc. to American Retirement Corporation*
 10.26     --  Master Loan Agreement, dated December 23, 1996, between
               First American National Bank and American Retirement
               Communities, L.P.*
 10.27     --  Letter of Intent, dated February 24, 1997, by Nationwide
               Health Properties, Inc. to American Retirement Corporation*
 12        --  Statements re Computation of Ratios
 21        --  Subsidiaries of the Registrant*
 23.1      --  Consent of KPMG Peat Marwick LLP
 23.2      --  Consent of Bass, Berry & Sims PLC (included in Exhibit 5)**
 24        --  Power of Attorney (included on page II-5)
 25        --  Statement of Eligibility of Trustee

---------------

 * Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-23197).
** To be filed by amendment.

     (b) Financial Statement Schedules

          Schedule II -- Valuation and Qualifying Accounts

          All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nashville, Tennessee on August 25, 1997.

                                          AMERICAN RETIREMENT CORPORATION

                                          By:       /s/ W.E. SHERIFF

                                            ------------------------------------
                                                        W.E. Sheriff
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature to the Registration Statement appears below hereby constitutes and appoints W.E. Sheriff and George T. Hicks, and each of them, with full power to act without the other, as his or her attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Registration Statement (including post-effective amendments and amendments thereto), and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and each of them full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                   DATE
                      ---------                                    -----                   ----

                  /s/ W.E. SHERIFF                     Chairman and Chief Executive   August 25, 1997
-----------------------------------------------------    Officer (Principal
                    W.E. Sheriff                         Executive Officer)

                 /s/ GEORGE T. HICKS                   Executive Vice President --    August 25, 1997
-----------------------------------------------------    Finance, Chief Financial
                   George T. Hicks                       Officer (Principal
                                                         Financial and Accounting
                                                         Officer)

               /s/ H. LEE BARFIELD II                  Director                       August 25, 1997
-----------------------------------------------------
                 H. Lee Barfield II

              /s/ JACK O. BOVENDER, JR.                Director                       August 25, 1997
-----------------------------------------------------
                Jack O. Bovender, Jr.

                /s/ FRANK M. BUMSTEAD                  Director                       August 25, 1997
-----------------------------------------------------
                  Frank M. Bumstead

                 /s/ ROBIN G. COSTA                    Director                       August 25, 1997
-----------------------------------------------------
                   Robin G. Costa

                      SIGNATURE                                    TITLE                   DATE
                      ---------                                    -----                   ----

                                                       Director                       August 25, 1997
                /s/ CLARENCE EDMONDS
-----------------------------------------------------
                  Clarence Edmonds

            /s/ JOHN A. MORRIS, JR., M.D.              Director                       August 25, 1997
-----------------------------------------------------
              John A. Morris, Jr., M.D.

               /s/ DANIEL K. O'CONNELL                 Director                       August 25, 1997
-----------------------------------------------------
                 Daniel K. O'Connell

                 /s/ NADINE C. SMITH                   Director                       August 25, 1997
-----------------------------------------------------
                   Nadine C. Smith

              /s/ LAWRENCE J. STUESSER                 Director                       August 25, 1997
-----------------------------------------------------
                Lawrence J. Stuesser

                     AMERICAN RETIREMENT COMMUNITIES, L.P.

                 SCHEDULE II -- ALLOWANCE FOR DOUBTFUL ACCOUNTS

        YEAR ENDED DECEMBER 31, 1994, THREE MONTHS ENDED MARCH 31, 1995,
      NINE MONTHS ENDED DECEMBER 31, 1995 AND YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

Balance January 1, 1994.....................................  $ 19
  1994 charge to expense....................................     5
  Write-offs against allowance..............................    (5)
                                                              ----
Balance December 31, 1994...................................    19
  Charge to expense for three months ended March 31, 1995...    --
  Write-offs against allowance for three months ended March
     31, 1995...............................................    --
                                                              ----
Balance March 31, 1995......................................    19
  Charge to expense for nine months ended December 31,
     1995...................................................   122
  Write-offs against allowance for nine months ended
     December 31, 1995......................................   (63)
                                                              ----
Balance December 31, 1995...................................    78
  1996 charge to expense....................................   123
  Write-offs against allowance..............................   (93)
                                                              ----
Balance December 31, 1996...................................  $108
                                                              ====

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
1        --   Form of Underwriting Agreement**
2.1      --   Limited Partnership Agreement of American Retirement
              Communities, L.P., dated February 7, 1995, as amended April
              1, 1995*
2.2      --   Articles of Share Exchange between American Retirement
              Communities, L.P., and American Retirement Corporation,
              dated March 31, 1995 (including attached Plan and Agreement of Share Exchange)*
2.3      --   Reorganization Agreement, dated February 28, 1997*
3.1      --   Charter of the Registrant*
3.2      --   Bylaws of the Registrant*
4.1      --   Specimen Common Stock certificate*
4.2      --   Article 8 of the Registrant's Charter (included in Exhibit
              3.1)
4.3      --   Indenture**
5        --   Opinion of Bass, Berry & Sims PLC**
10.1     --   American Retirement Corporation 1997 Stock Incentive Plan*
10.2     --   American Retirement Corporation Employee Stock Purchase
              Plan*
10.3     --   American Retirement Corporation 401(k) Retirement Plan*
10.4     --   Officers' Incentive Compensation Plan*
10.5     --   Registration Rights Policy*
10.6     --   Lease and Security Agreement, dated January 2, 1997, by and between Nationwide Health Properties, Inc. and American
              Retirement Communities, L.P.*
10.7     --   Lease and Security Agreement, dated January 2, 1997, by and between N.H. Texas Properties Limited Partnership and
              Trinity Towers Limited Partnership*
10.8     --   Amended and Restated Loan Agreement, dated December 21,
              1994, between Carriage Club of Denver, L.P. and General
              Electric Capital Corporation*
10.9     --   Amended and Restated Promissory Note, dated December 21,
              1994 between Carriage Club of Denver, L.P. and General
              Electric Capital Corporation*
10.10    --   Assumption, Consent and Loan Modification Agreement, dated
              February 8, 1995, by and among Carriage Club of Denver,
              L.P., American Retirement Communities, and General Electric
              Capital Corporation*
10.11    --   Loan Agreement, dated October 31, 1995, by and between
              American Retirement Communities, L.P. and First Union
              National Bank of Tennessee, as amended*
10.12    --   Amended and Restated Promissory Note, dated October 31,
              1995, by American Retirement Communities, L.P. to First
              Union National Bank of Tennessee, as amended*
10.13    --   Revolving Credit Promissory Note, dated October 31, 1995, by
              American Retirement Communities, L.P. to First Union
              National Bank of Tennessee, as amended*
10.14    --   Standby Note, dated October 31, 1995, by American Retirement
              Communities, L.P. to First Union National Bank of North
              Carolina*
10.15    --   Reimbursement Agreement, dated October 31, 1995, between
              American Retirement Communities, L.P. and First Union
              National Bank of North Carolina, as amended*
10.16    --   Loan Agreement, dated January 4, 1996, between General
              Electric Capital Corporation and Fort Austin Limited
              Partnership*
10.17    --   Promissory Note, dated January 4, 1996, by Fort Austin
              Limited Partnership to General Electric Capital Corporation*
10.18    --   Promissory Note, dated April 1, 1992, by Fort Austin Limited
              Partnership to General Electric Capital Corporation, as
              amended*
10.19    --   Loan Agreement, dated May 7, 1996, between ARCLP-Charlotte,
              LLC, American Retirement Communities, L.P. and General
              Electric Capital Corporation*
10.20    --   Junior Promissory Note, dated May 7, 1996, by
              ARCLP-Charlotte, LLC and American Retirement Communities,
              L.P. to General Electric Capital Corporation*

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------

10.21   --   Senior Promissory Note, dated May 7, 1996, by
             ARCLP-Charlotte, LLC and American Retirement Communities,
             L.P. to General Electric Capital Corporation*
10.22   --   Construction Loan Agreement, dated March 14, 1997, between
             Fort Austin Limited Partnership and First Union National
             Bank of Tennessee*
10.23   --   Construction Loan Addendum, dated March 28, 1997, between
             First Union National Bank of Tennessee and Fort Austin
             Limited Partnership*
10.24   --   Promissory Note, dated March 28, 1997, by Fort Austin
             Limited Partnership to First Union National Bank of
             Tennessee*
10.25   --   Letter of Intent, dated April 3, 1997, by National Health
             Investors, Inc. to American Retirement Corporation*
10.26   --   Master Loan Agreement, dated December 23, 1996, between
             First American National Bank and American Retirement
             Communities, L.P.*
10.27   --   Letter of Intent, dated February 24, 1997, by Nationwide
             Health Properties, Inc. to American Retirement Corporation*
12      --   Statements re Computation of Ratios
21      --   Subsidiaries of the Registrant*
23.1    --   Consent of KPMG Peat Marwick LLP
23.2    --   Consent of Bass, Berry & Sims PLC (included in Exhibit 5)**
24      --   Power of Attorney (included on page II-5)
25      --   Statement of Eligibility of Trustee

---------------

 * Previously filed
** To be filed by amendment